      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY   , 1997


                                                      REGISTRATION NO. 333-23167
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 2 TO


                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                           SYNTHETIC INDUSTRIES, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          2221                         58-1049400
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                            ------------------------

                                                               LEONARD CHILL
                                                   PRESIDENT AND CHIEF EXECUTIVE OFFICER
              309 LAFAYETTE ROAD                         SYNTHETIC INDUSTRIES, INC.
          CHICKAMAUGA, GEORGIA 30707                         309 LAFAYETTE ROAD
                (706) 375-3121                           CHICKAMAUGA, GEORGIA 30707
 (Address, including zip code, and telephone                   (706) 375-3121
               number, including                  (Name, address, including zip code, and
area code, of Registrant's principal executive               telephone number,
                   offices)                      including area code, of agent for service)

                          COPIES OF COMMUNICATIONS TO:


               STUART BRESSMAN                            THOMAS R. POLLOCK, ESQ.
               KING & SPALDING                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
             120 WEST 45TH STREET                             399 PARK AVENUE
           NEW YORK, NEW YORK 10036                       NEW YORK, NEW YORK 10022
                (212) 556-2100                                 (212) 318-6000


                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement is declared effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================
                                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF          AMOUNT TO BE       OFFERING PRICE    AGGREGATE OFFERING       AMOUNT OF
   SECURITIES TO BE REGISTERED         REGISTERED          PER UNIT(1)          PRICE(1)        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
9 1/4% Senior Subordinated Notes
  due 2007........................    $170,000,000            100%            $170,000,000           $51,515
==================================================================================================================

(1) Estimated solely for the purpose of computing the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED           , 1997

PROSPECTUS

                           SYNTHETIC INDUSTRIES, INC.
                             OFFER TO EXCHANGE ITS
              9 1/4% SENIOR SUBORDINATED NOTES DUE 2007 (SERIES B)
                       FOR ANY AND ALL OF ITS OUTSTANDING
              9 1/4% SENIOR SUBORDINATED NOTES DUE 2007 (SERIES A)

                             ---------------------

     ALTHOUGH THE NOTES ARE TITLED "SENIOR," (A) THE COMPANY HAS NOT ISSUED, AND DOES NOT HAVE ANY CURRENT FIRM ARRANGEMENTS TO ISSUE, ANY SIGNIFICANT INDEBTEDNESS SUBORDINATE TO THE NOTES, AND (B) THE NOTES ARE SUBORDINATE TO ALL OF THE CURRENTLY OUTSTANDING INDEBTEDNESS OF THE COMPANY AND ITS SUBSIDIARIES.



                    THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS

                         WILL EXPIRE AT 12:00 MIDNIGHT,

          NEW YORK CITY TIME, ON             , 1997, UNLESS EXTENDED.

                             ---------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


                             ---------------------

     Synthetic Industries, Inc., a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (as the same may be amended or supplemented from time to time, the "Prospectus") and in the accompanying Letter of Transmittal (the "Letter of Transmittal") (which together constitute the "Exchange Offer"), to exchange up to $170,000,000 aggregate principal amount of its 9 1/4% Senior Subordinated Notes due 2007 (Series B) (the "New Notes"), the offer and sale of which has been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for a like principal amount of its outstanding
9 1/4% Senior Subordinated Notes due 2007 (Series A) (the "Old Notes"), of which $170,000,000 aggregate principal amount is outstanding. The Old Notes and the New Notes are together referred to herein as the "Notes."

     The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the offer and sale of New Notes have been registered under the Securities Act. The New Notes, therefore, will not be subject to certain restrictions on transfer applicable to the Old Notes and will not be entitled to registration rights or other rights under the Registration Rights Agreement (as defined below). See "The Exchange Offer." The New Notes are being offered for exchange in order to satisfy certain obligations of the Company under the Registration Rights Agreement, dated as of February 11, 1997 (the "Registration Rights Agreement"), between the Company and the Initial Purchaser (as defined herein) of the Old Notes. The New Notes will be issued under, and be entitled to the benefits of, the same Indenture (as defined herein) as the Old Notes and the New Notes and the Old Notes will for all purposes be deemed to be a single series of debt securities under the Indenture. In the event that the Exchange Offer is consummated, any Old Notes which remain outstanding after consummation of the Exchange Offer and the New Notes issued in the Exchange Offer will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount of Notes have taken certain actions or exercised certain rights under the Indenture. See "Description of the New Notes" and "Description of the Old Notes."
                                                          continued on next page
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             THE DATE OF THIS PROSPECTUS IS                , 1997.

     Interest on the New Notes is payable semiannually on February 15 and August 15 of each year (each, an "Interest Payment Date"), commencing on the first such date following the original issuance date of the New Notes. The New Notes will mature on February 15, 2007. The New Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after February 15, 2002 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages (as defined herein), if any) to the date of redemption. Notwithstanding the foregoing, on or prior to February 15, 2000, the Company may redeem at any time or from time to time up to 35% of the aggregate principal amount of the New Notes originally issued at a redemption price of 109.25% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the redemption date, with the net proceeds of one or more Public Equity Offerings (as defined herein); provided, however, that at least $110.5 million in aggregate principal amount of the New Notes remain outstanding following each such redemption. Upon the occurrence of a Change of Control (as defined herein), the Company will be required to make an offer to repurchase all or any part of the New Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the date of repurchase. See "Description of the New Notes." There can be no assurance that the Company would have sufficient resources to repurchase the Notes upon the occurrence of a Change of Control. See "Risk Factors -- Risk of Default due to Repurchase of Notes Upon Change of Control."

     The Indenture governing the Notes limits the amount of indebtedness, including significant Senior Debt (as defined herein), which the Company may incur. See "Description of the New Notes -- Certain Covenants -- Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock." As of March 31, 1997, the Company and its subsidiaries had outstanding approximately $35 million of Senior Debt. The Company does not have any current or pending arrangements or agreements to incur any additional Senior Debt.

     The Company is making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") as set forth in certain No-Action Letters issued to Morgan Stanley & Co. Incorporated (available June 5, 1991) (the "Morgan Stanley Letter"), Exxon Capital Holdings Corp. (available April 13, 1988), and Shearman & Sterling (available July 2, 1993), and certain other interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the staff of the Division of Corporation Finance of the Commission would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff of the Division of Corporation Finance of the Commission, and subject to the two immediately following sentences, the Company believes that New Notes issued pursuant to this Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such New Notes. However, any holder of Old Notes that is an "affiliate" of the Company or that intends to participate in the Exchange Offer for the purpose of distributing New Notes, or any broker-dealer who purchased Old Notes from the Company to resell pursuant to Rule 144A under the Securities Act ("Rule 144A") or any other available exemption under the Securities Act, (a) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the Commission set forth in the Morgan Stanley Letter and the other above-mentioned interpretive letters, (b) will not be permitted or entitled to tender such Old Notes in the Exchange Offer and (c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Old Notes unless such sale is made pursuant to an exemption from such requirements. In addition, as described below, if any broker-dealer holds Old Notes acquired for its own account as a result of market-making or other trading activities and exchanges such Old Notes for New Notes, then such broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes.

     Each holder of Old Notes who wishes to exchange Old Notes for New Notes in the Exchange Offer will be required to represent that (i) it is not an "affiliate" of the Company, (ii) any New Notes to be received by it are being acquired in the ordinary course of its business, (iii) it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes, and (iv) if such holder is not a broker-dealer, such holder is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Old Notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the Commission in the interpretive letters referred to above, the Company believes that broker-dealers who acquired Old Notes for their own accounts, as a result of market-making activities or other trading activities ("Participating Broker-Dealers") may fulfill their prospectus delivery requirements with respect to the New Notes received upon exchange of such Old Notes (other than Old Notes which represent an unsold allotment from the original sale of the Old Notes) with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such New Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer during the period referred to below in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making or other trading activities. Subject to certain provisions set forth in the Registration Rights Agreement, the Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such New Notes for a period ending 180 days

(subject to extension under certain limited circumstances described below) after the Expiration Date (as defined below) or, if earlier, when all such New Notes have been disposed of by such Participating Broker-Dealer. However, a Participating Broker-Dealer who intends to use this Prospectus in connection with the resale of New Notes received in exchange for Old Notes pursuant to the Exchange Offer must notify the Company, or cause the Company to be notified, on or prior to the Expiration Date, that it is a Participating Broker-Dealer. Such notice may be given in the space provided for that purpose in the Letter of Transmittal or may be delivered to the Exchange Agent at one of the addresses set forth herein under "The Exchange Offer -- Exchange Agent." See "Plan of Distribution." Any Participating Broker-Dealer who is an "affiliate" of the Company may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See "The Exchange Offer -- Resales of New Notes."

     In that regard, each Participating Broker-Dealer who surrenders Old Notes pursuant to the Exchange Offer will be deemed to have agreed, by execution of the Letter of Transmittal, that, upon receipt of notice from the Company of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in this Prospectus untrue in any material respect or which causes this Prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading or of the occurrence of certain other events specified in the Registration Rights Agreement, such Participating Broker-Dealer will suspend the sale of New Notes pursuant to this Prospectus until the Company has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such Participating Broker-Dealer or the Company has given notice that the sale of the New Notes may be resumed, as the case may be. If the Company gives such notice to suspend the sale of the New Notes, it shall extend the 180-day period referred to above during which Participating Broker-Dealers are entitled to use this Prospectus in connection with the resale of New Notes by the number of days in the period from and including the date of the giving of such notice to and including the date when the Company shall have made available to Participating Broker-Dealers copies of the supplemented or amended Prospectus necessary to resume resales of the New Notes or to and including the date on which the Company has given notice that the use of the applicable Prospectus may be resumed, as the case may be.

     Prior to the Exchange Offer, there has been no public market for the Old Notes or the New Notes. Although the Initial Purchaser has informed the Company that it currently intends to make a market in the New Notes, it is not obligated to do so, and any such market-making activities with respect to the New Notes may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. The Company currently does not intend to apply for listing of the New Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

     Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the rights and will be subject to the limitations applicable thereto under the Indenture (except for those rights which terminate upon consummation of the Exchange Offer). Following consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders (other than to the Initial Purchaser under certain limited circumstances) to provide for registration under the Securities Act of the Old Notes held by them. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. See "Risk Factors -- Certain Consequences of a Failure to Exchange Old Notes."

     THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. HOLDERS OF OLD NOTES ARE URGED TO READ THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR OLD NOTES PURSUANT TO THE EXCHANGE OFFER.

     Old Notes may be tendered for exchange on or prior to 12:00 midnight, New
York City time, on             , 1997 (such time on such date being hereinafter
called the "Expiration Date"), unless the Exchange Offer is extended by the Company (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended). Tenders of Old Notes may be withdrawn at any time on or prior to the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain events and conditions which may be waived by the Company and to the terms and provisions of the Registration Rights Agreement. Old Notes may be tendered in whole or in part in a principal amount of $1,000 and integral multiples thereof. The Company has agreed to pay all expenses of the Exchange Offer. See "The Exchange
Offer -- Fees and Expenses." Each New Note will bear interest from the most recent date to which interest has been paid or duly provided for on the Old Note surrendered in exchange for such New Note or, if no such interest has been paid or duly provided for on such Old Note, from February 11, 1997. Holders of the Old Notes whose Old Notes are accepted for exchange will not receive accrued interest on such Old Notes for any period from and after the last Interest Payment Date to which interest has been paid or duly provided for on such Old Notes prior to the original issue date of the New Notes or, if no such interest has been paid or duly provided for, will not receive any accrued interest on such Old Notes, and will be deemed to have waived the right to receive any interest on such Old Notes accrued from and after such Interest Payment Date or, if no such interest has been paid or duly provided for, from and after February 11, 1997.

     This Prospectus, together with the Letter of Transmittal, is being sent to
all registered holders of Old Notes as of             , 1997.

     The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. No dealer-manager is being used in connection with this Exchange Offer. See "Use of Proceeds" and "Plan of Distribution."

     The Exchange Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of the Old Notes in any jurisdiction in which the making of the Exchange Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction or would otherwise not be in compliance with any provision of any applicable security law.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices in New York (Seven World Trade Center, 13th Floor, New York, New York 10048), and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of these materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such reports, proxy statements and other information may be electronically accessed at the Commission's site on the World Wide Web located at http://www.sec.gov. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus constitutes a part of a registration statement on Form S-4 (together with all amendments thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits and schedules filed therewith for further information with respect to the Company and the New Notes offered hereby. Statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of such document filed or incorporated by reference as an exhibit to the Registration Statement or otherwise filed by the Company with the Commission and each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the Commission at the addresses set forth above.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations, constitute forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Cautionary statements describing important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the caption "Risk Factors" and elsewhere in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such cautionary statements.

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the Consolidated Financial Statements and notes thereto, appearing elsewhere in this Prospectus. The terms "SI" and "Company" refer to Synthetic Industries, Inc. and its subsidiaries, unless otherwise stated or indicated by the context. References to a "fiscal" year refer to the Company's fiscal year which ends on September 30 (e.g., "fiscal 1996" means the Company's fiscal year ended September 30, 1996).

                                  THE COMPANY


     Synthetic Industries, Inc. ("SI" or the "Company") is one of the world's leading producers of polypropylene fabrics and fibers for the home furnishing, construction, environmental, recreational and agricultural industries. The Company manufactures and sells more than 2,000 products in over 65 end-use markets. The Company believes that it is the second largest producer of carpet backing in the world and is the largest producer of synthetic fiber additives for concrete reinforcement through its Fibermesh(R) line of products. SI also produces polypropylene products for the geotextile and erosion control markets and is a leader in designing innovative products for specialty applications. The Company's products are engineered to meet specific customer criteria such as strength, flexibility, resistance to sunlight and water/air permeability. The Company aims to compete in markets in which it can be the primary or secondary provider of such products, with over 93% of its products meeting this criterion. The Company's consolidated sales have grown from $196 million in fiscal 1992 to $300 million in fiscal 1996.


     The Company's products are sold along three principal product lines: carpet backing, construction and civil engineering products, and technical textiles. The Company has a worldwide presence in carpet backing, a woven fabric used in all modern tufted carpets, and is one of the two leading manufacturers in the U.S. that produce a broad range of primary and secondary carpet backing. Carpet backing accounted for approximately 49% of the Company's fiscal 1996 sales. The Company's construction and civil engineering products are its fastest growing product line and include fiber additives for concrete reinforcement and environmental and geotextile products used in roadways, landfills and building sites to stabilize soils and control erosion. The Company's sales to the construction and civil engineering market have grown from approximately $35 million in fiscal 1992 to approximately $97 million in fiscal 1996. These products represented approximately 32% of the Company's total sales in fiscal 1996, up from approximately 18% of total sales in fiscal 1992. The Company's technical textile products are comprised of specialty fabrics, industrial yarns and fibers used in diverse applications such as filtration (e.g., wastewater treatment, air filtration and bauxite mining), agriculture (e.g., shade cloth and ground cover) and recreation (e.g., swimming pool covers and trampoline mats). These products are highly engineered to meet niche customer applications and represented approximately 19% of fiscal 1996 sales. The Company's products are principally sold through direct sales to customers by the Company's sales force and through a broad network of distributors located across North and South America, Europe and the Pacific Rim.


     Management believes that the Company has a reputation in its markets as a high quality, cost-efficient manufacturer. The Company is committed to maintaining its market leadership and reputation for innovation through capital investment in facilities and state-of-the-art equipment, by hiring and training skilled employees and through process control standards and productivity improvements. SI invested approximately $113 million in expansion capital during the five year period ended September 30, 1996, primarily for equipment purchases to increase manufacturing capacity. This investment included a $35 million, 130,000 square foot expansion of its largest manufacturing facility completed in August 1996 which, based on existing product prices and demand, should increase the Company's sales by as much as $30 million for fiscal 1997. The Company anticipates that ongoing maintenance capital expenditures will be less than $5 million per year. Additional capital expenditures, if any, will be focused on expansion opportunities, subject to market conditions. The Company is one of the largest independent consumers of polypropylene in the world. The Company believes its position as a vertically-integrated manufacturer -- performing each step in the conversion of polypropylene into value-added end products -- provides a competitive advantage by allowing the Company to manufacture high quality products to customer's specifications, while controlling manufacturing costs. See "Business -- The Company."

     The Company's principal business strategy is to leverage its market presence in its core businesses into additional growth while maintaining its market position as a high quality, cost-efficient manufacturer. The primary components of this strategy are:

     - Expand Penetration of Existing Markets. The Company is committed to expanding sales in markets where it currently has a leadership position by increasing market penetration through the offering of a broader product line to meet its customers' varied needs and by expanding its customer base. The Company is pursuing this goal through: (i) the expansion of geographical coverage of its sales efforts; (ii) the development of applications-oriented marketing efforts that focus on the Company's product solutions as alternatives to traditional industry practices; (iii) increased customer acceptance of its products created through stringent quality standards and industry accreditation for its test labs; and (iv) the use of in-house technical consultants to educate industry leaders as to the cost savings offered by the Company's products as compared to traditional solutions. The Company has experienced success with this strategy, as evidenced by the growth of its civil engineering product line for which sales have increased from approximately $31 million in fiscal 1994 to approximately $55 million in fiscal 1996. Within this product line, the Company has focused on the roadway and building sites, erosion control and waste containment sectors. Among other products, nonwoven geotextile sales to the roadway and building site markets have grown from approximately $13 million in fiscal 1994 to approximately $19 million in fiscal 1996. In addition, the Company has expanded its presence in international markets primarily through additional distribution arrangements, increased marketing efforts focused primarily on major international construction projects and the expansion of its international sales force. As a result, total international sales increased from approximately $25 million in fiscal 1994 to approximately $33 million in fiscal 1996. See "Business -- Business Strategy -- Expand Penetration of Existing Markets."

     - Develop Innovative Products. The Company seeks to develop innovative products and modify existing products in response to specific customer needs and to establish new markets through the development of novel applications for its existing products. By increasing its expenditures for research, product development and marketing, the Company believes it will be able to capitalize on its manufacturing strengths and distribution network to introduce new value added products and extend product lines to complement its existing product base. For example, within the Company's Fibermesh(R) product line, a specially designed Fibermesh(R) MD product provides after-crack strength retention to concrete, thus mitigating immediate failure of the concrete. Since its introduction in 1991, sales of Fibermesh(R) MD have grown to approximately $27 million in fiscal 1996. See "Business -- Business Strategy -- Develop Innovative Products."

     - Strengthen Market Position in Carpet Backing. The Company intends to increase its carpet backing market share through: (i) continued capital investment in state-of-the-art equipment for additional carpet backing production capacity; (ii) expansion of sales in the growing commercial carpet sector of the domestic market; and (iii) the continued development and strengthening of its relationships with key customers. As an example of this strategy, in August 1996 the Company completed an expansion at its largest facility that has increased the Company's current capacity in carpet backing by approximately 16%. See "Business -- Business
       Strategy -- Strengthen Market Position in Carpet Backing."

     - Continue to Improve Manufacturing Efficiencies and Expand Manufacturing Capacity. The Company has continued to invest in capital improvements and new facilities to expand capacity, add new capabilities and enhance production technologies, and in August 1996 completed a major expansion at its largest manufacturing facility in order to take advantage of opportunities in both the carpet backing and geotextile markets. The Company plans to continue to spend additional capital to increase its manufacturing capability for primary and secondary carpet backing and woven and nonwoven geotextiles, subject to prevailing market conditions. See "Business -- Business Strategy -- Continue to Improve Manufacturing Efficiencies and Expand Manufacturing Capacity."

     - Pursue Strategic Acquisitions. The Company is continually evaluating the potential acquisition of companies, technologies or products which will complement its existing product lines and manufacturing and distribution strengths. Acquisition opportunities will be evaluated based on the strategic fit, the expected return on capital invested and the ability of management to improve the profitability of acquired operations through cost reductions and other synergies with existing operations. See "Business -- Business Strategy -- Pursue Strategic Acquisitions."


     While the Company's sales have grown in each of the past five years, the Company's operating income has fluctuated due to a variety of factors, principally related to changes in the cost of polypropylene, the Company's primary raw material. The Company believes that the sales prices of its products will adjust over time to reflect changes in polypropylene costs, although such cost changes favorably affected operating results for fiscal 1994 and adversely affected operating results for fiscal 1995 and the first half of fiscal 1996. In the second half of fiscal 1996, these movements positively affected the Company's operating income, which increased by 97% to approximately $29 million for the third and fourth quarters of fiscal 1996 from approximately $15 million for the comparable periods of fiscal 1995. These favorable conditions continued in the first two quarters of fiscal 1997 with operating income increasing 83% to $16,678 from $9,091 for the same period of fiscal 1996.


     The Company was incorporated in 1969 to produce polypropylene-based primary carpet backing and acquired in 1976 by a group of private investors. In December 1986, the Company was acquired by Synthetic Industries, L.P., a Delaware limited partnership (the "Partnership"), which was the sole stockholder until the completion of the Company's initial public offering in November 1996. The Partnership currently owns approximately 67% of the issued and outstanding shares of Common Stock. See "The Company" and "Business -- History."

     The principal executive offices of the Company are located at 309 LaFayette Road, Chickamauga, Georgia 30707, and the Company's telephone number is (706) 375-3121.

                              RECENT DEVELOPMENTS


     On February 11, 1997, the Company issued $170 million aggregate principal amount of Old Notes (the "Old Notes Offering"). The net proceeds of the Old Notes Offering were used by the Company to (i) repurchase an aggregate of $132,597,000 principal amount of the Company's 12 3/4% Senior Subordinated Debentures due December 1, 2002 (the "Debentures") and pay premiums and consent fees related thereto pursuant to an Offer to Purchase and Consent Solicitation (the "Purchase Offer") to repurchase all of the Company's outstanding $140 million principal amount of Debentures and (ii) to reduce the Company's indebtedness under the Company's Fourth Amended and Restated Revolving Credit and Security Agreement, dated as of October 20, 1995, as subsequently amended (the "Credit Facility"), among the Company, the financial institutions party thereto, as the lenders (the "Lenders"), and BankBoston, as agent for the Lenders.


     On February 27, 1997, the Company acquired all of the equipment and certain other assets of a needlepunch nonwoven manufacturer, for approximately $9.4 million in cash. Pro forma results of operations are not presented because the effects of the acquisition are not significant.

                               THE EXCHANGE OFFER

The Exchange Offer.........  Up to $170,000,000 aggregate principal amount of
                             New Notes are being offered in exchange for a like aggregate principal amount of Old Notes. Old Notes may be tendered for exchange in whole or in part in a principal amount of $1,000 and integral multiples thereof. The Company is making the Exchange Offer in order to satisfy its obligations under the Registration Rights Agreement relating to the Old Notes. For a descrip-tion of the procedures for tendering Old Notes, see "The Exchange Offer -- Procedures for Tendering Old Notes."

Expiration Date............  12:00 midnight, New York City time, on
                               , 1997 unless the Exchange Offer is extended by
                             the Company (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended). See "The Exchange Offer -- Expiration Date; Extensions; Amendments."

Certain Conditions to the
  Exchange Offer...........  The Exchange Offer is subject to certain conditions. The Company reserves the right in its sole and absolute discretion, subject to applicable law and the terms of the Registration Rights Agreement, at any time and from time to time, (i) to delay the acceptance of the Old Notes for exchange, (ii) to terminate the Exchange Offer if certain specified conditions have not been satisfied, (iii) to extend the Expiration Date of the Exchange Offer and retain all Old Notes tendered pursuant to the Exchange Offer, subject, however, to the right of holders of Old Notes to withdraw their tendered Old Notes, or (iv) to waive any condition or otherwise amend the terms of the Exchange Offer in any respect. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, or if the Company waives a material condition of the Exchange Offer, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and the Company will extend the Exchange Offer to the extent required by Rule 14e-1 under the Exchange Act. See "The Exchange
                             Offer -- Expiration Date; Extensions; Amendments" and "-- Certain Conditions to the Exchange Offer."

Withdrawal Rights..........  Tenders of Old Notes may be withdrawn at any time on or prior to the Expiration Date by delivering a written notice of such withdrawal to the Exchange Agent in conformity with certain procedures set forth below under "The Exchange Offer -- Withdrawal Rights."

Procedures for Tendering
  Old Notes................  Tendering holders of Old Notes must complete and sign a Letter of Transmittal in accordance with the instructions contained therein and forward the same by mail, facsimile or hand delivery, together with any other required documents, to the Exchange Agent (as defined below), either with the Old Notes to be tendered or in compliance with the specified procedures for guaranteed delivery of Old Notes. Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. Holders of Old Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such person promptly if they wish to tender Old Notes pursuant to the Exchange Offer. See "The Exchange Offer -- Procedures for Tendering Old Notes." Letters of Transmittal and certificates representing Old Notes should not be sent to the Company. Such documents should only be sent to the Exchange Agent. Questions regarding how to tender and requests for information should be directed to the Exchange Agent. See "The Exchange Offer -- Exchange Agent."

Resales of New Notes.......  The Company is making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance of the Commission as set forth in certain No-Action Letters issued to Morgan Stanley & Co. Incorporated (available June 5, 1991) (the "Morgan Stanley Letter"), Exxon Capital Holdings Corp. (available April 13, 1988), and Shearman & Sterling (available July 2, 1993), and certain other interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the staff of the Division of Corporation Finance of the Commission would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff of the Division of Corporation Finance of the Commission and subject to the two immediately following sentences, the Company believes that New Notes issued pursuant to this Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such New Notes. However, any holder of Old Notes that is an "affiliate" of the Company or that intends to participate in the Exchange Offer for the purpose of distributing the New Notes, or any broker-dealer who purchased the Old Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, (a) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the Commission set forth in the Morgan Stanley Letter and the other above-mentioned interpretive letters, (b) will not be permitted or entitled to tender such Old Notes in the Exchange Offer and (c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Old Notes unless such sale is made pursuant to an exemption from such requirements. In addition, as described below, if any broker-dealer holds Old Notes acquired for its own account as a result of market-making or other trading activities and exchanges such Old Notes for New Notes, then such broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes.

                             Each holder of Old Notes who wishes to exchange Old Notes for New Notes in the Exchange Offer will be required to represent that (i) it is not an "affiliate" of the Company, (ii) any New Notes to be received by it are being acquired in the ordinary course of its business, (iii) it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes, and (iv) if such holder is not a broker-dealer, such holder is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Old Notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the Commission in the interpretive letters referred to above, the Company believes that broker-dealers who acquired Old Notes for their own accounts as a result of market-making activities or other trading activities ("Participating Broker-Dealers") may fulfill their prospectus delivery requirements with respect to the New Notes received upon exchange of such Old Notes (other than Old Notes which represent an unsold allotment from the original sale of the Old Notes) with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such New Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making or other trading activities. Subject to certain provisions set forth in the Registration Rights Agreement and to the limitations described below under "The Exchange Offer -- Resale of New Notes," the Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such New Notes for a period ending 180 days (subject to extension under certain limited circumstances) after the Expiration Date or, if earlier, when all such New Notes have been disposed of by such Participating Broker-Dealer. However, a Participating Broker-Dealer who intends to use this Prospectus in connection with the resale of New Notes received in exchange for Old Notes pursuant to the Exchange Offer must notify the Company, or cause the Company to be notified, on or prior to the Expiration Date, that it is a Participating Broker-Dealer. Such notice may be given in the space provided for that purpose in the Letter of Transmittal or may be delivered to the Exchange Agent at one of the addresses set forth herein under "The Exchange Offer -- Exchange Agent." See "Plan of Distribution." Any Participating Broker-Dealer who is an "affiliate" of the Company may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See "The Exchange Offer -- Resales of New Notes."

Exchange Agent.............  The exchange agent with respect to the Exchange
                             Offer is United States Trust Company of New York (the "Exchange Agent"). The addresses, and telephone and facsimile numbers of the Exchange Agent are set forth in "The Exchange
                             Offer -- Exchange Agent" and in the Letter of Transmittal.

Use of Proceeds............  The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. See "Use of Proceeds."

Certain United States
Federal Income Tax
  Considerations...........  The exchange of Old Notes for New Notes will not be a taxable event to holders for federal income tax purposes. However, holders of Old Notes contemplating acceptance of the Exchange Offer should consult their own tax advisors with respect to their particular circumstances. See "Certain United States Federal Income Tax Considerations."


                                 THE NEW NOTES

Securities Offered.........  Up to $170,000,000 aggregate principal amount of the Company's 9 1/4% Senior Subordinated Notes due 2007 (Series B) which have been registered under the Securities Act.

                             Although the Notes are titled "Senior," (a) the Company has not issued, and does not have any current firm arrangements to issue, any significant indebtedness subordinate to the Notes, and (b) the Notes are subordinate to all of the currently outstanding indebtedness of the Company and its subsidiaries.

                             The New Notes will be issued and the Old Notes were issued under an Indenture, dated as of February 11, 1997 (the "Indenture"), between the Company and United States Trust Company of New York, as Trustee (the "Trustee"). The New Notes and any Old Notes which remain outstanding after consummation of the Exchange Offer will for all purposes be deemed to be a single series of debt securities under the Indenture and, accordingly, will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount thereof have taken certain actions or exercised certain rights under the Indenture. See "Description of the New Notes -- General."

                             The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the offer and sale of the New Notes have been registered under the Securities Act. The New Notes, therefore, will not be subject to certain restrictions on transfer applicable to the Old Notes and will not be entitled to registration rights or other rights under the Registration Rights Agreement. See "The Exchange
                             Offer -- Purpose of the Exchange Offer,"
                             "Description of the New Notes" and "Description of the Old Notes."

Maturity Date..............  February 15, 2007.

Interest Payment Dates.....  February 15 and August 15 of each year, commencing
                             August 15, 1997.

Denominations..............  The New Notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Optional Redemption........  The New Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after February 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the date of redemption. Notwithstanding the foregoing, on or prior to February 15, 2000, the Company may redeem at any time or from time to time up to 35% of the aggregate principal amount of the New Notes originally issued at a redemption price of 109.25% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the redemption date, with the net proceeds of one or more Public Equity Offerings; provided, however, that at least $110.5 million in aggregate principal amount of the New Notes remain outstanding following each such redemption. See "Description of the New Notes -- Optional Redemption."

Change of Control Offer....  Upon the occurrence of a Change of Control, the
                             Company will be required to make an offer to repurchase all or any part of the New Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the date of repurchase. See "Description of the New Notes -- Repurchase at the Option of
                             Holders -- Change of Control."


Ranking....................  The New Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt of the Company, including all obligations of the Company under the Credit Facility. As of March 31, 1997, the Company had outstanding approximately $35 million of Senior Debt. The New Notes will be effectively subordinated to all Indebtedness of the Company's subsidiaries (none at March 31, 1997). See "Capitalization" and "Description of the New
                             Notes -- Subordination."


Certain Covenants..........  The Indenture contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries (as defined herein) to incur additional Indebtedness, pay dividends or make other distributions, repurchase any capital stock or subordinated Indebtedness, make certain investments, create certain liens, enter into certain transactions with affiliates, sell assets or enter into certain mergers and consolidations. See "Description of the New
                             Notes -- Certain Covenants."

Absence of Market for the
  New Notes................  The New Notes will be a new issue of securities for which there currently is no market. Although Bear, Stearns & Co. Inc., the initial purchaser of the Old Notes (the "Initial Purchaser"), has informed the Company that it currently intends to make a market in the New Notes, it is not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. The Company currently does not intend to apply for listing of the New Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

     For further information regarding the New Notes, see "Description of the New Notes."

                                  RISK FACTORS

     Prospective investors should carefully review the information set forth below, in addition to the other information set forth in this Prospectus, in evaluating an investment in the Notes.

RISK OF INCREASE IN RAW MATERIAL PRICES AND LIMITED AVAILABILITY OF RAW
MATERIALS

     Polypropylene, a petroleum derivative, is the basic raw material used in the manufacture of substantially all of the Company's products, accounting for approximately 50% of the Company's cost of sales. The price of polypropylene is primarily a function of manufacturing capacity, demand and the prices of petrochemical feedstocks, crude oil and natural gas liquids. Historically, the market price of polypropylene has fluctuated, such as in fiscal 1995 when the average market cost of polypropylene was approximately 50% higher than in fiscal 1994. A significant increase in the price of polypropylene that cannot be passed on to customers could have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance that the price of polypropylene will not increase in the future or that the Company will be able to pass on any such increase to its customers. In addition, significant increases in demand for, or a significant disruption in supply of, polypropylene, without a corresponding expansion of polypropylene manufacturing capacity, could result in production shortages. Historically, the creation of such additional facilities has helped to relieve supply pressures although there can be no assurance that this will continue to be the case.

     The Company's major suppliers of polypropylene are Fina Oil & Chemical Company, Lyondell Polymers Company, Huntsman Polypropylene and Union Carbide. The loss of any one of the Company's suppliers could adversely affect the Company's business until alternative supply arrangements were secured. In addition, there is no assurance that any new supply agreement entered into by the Company would have terms comparable to those contained in current supply arrangements. See "Business -- Raw Materials".

RISK OF HIGH LEVERAGE


     The Company is highly leveraged. As of March 31, 1997, the Company had outstanding consolidated long-term debt (including current maturities) of approximately $212 million. The degree to which the Company is leveraged could have important consequences to holders of Notes, including: (i) impairment of the Company's ability to obtain additional financing in the future; (ii) reduction of funds available to the Company for its operations and general corporate purposes or for capital expenditures, as a result of the dedication of a substantial portion of the Company's net cash flow from operations to the payment of principal of and interest on the Company's indebtedness, including indebtedness under the Notes; (iii) the possibility of an event of default under financial and operating covenants contained in the Company's debt instruments, including the Indenture, which, if not cured or waived, could possibly have a material adverse effect on the Company; (iv) a relative competitive disadvantage if the Company is substantially more leveraged than its competitors; and (v) an inability to adjust to rapidly changing market conditions and consequent vulnerability in the event of a downturn in general economic conditions or its business because of the Company's reduced financial flexibility. The Company's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness depends on its financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control. Although the Company's cash flow from its operations has historically been sufficient to meet its debt service obligations, there can be no assurance that the Company's operating results will continue to be sufficient for payment of the Company's indebtedness, including indebtedness under the Notes. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources". Substantially all of the assets of the Company and its subsidiaries secure the Company's Fourth Amended and Restated Revolving Credit and Security Agreement, dated as of October 20, 1995, as subsequently amended (the "Credit Facility"), among the Company, the financial institutions party thereto as the lenders (the "Lenders"), and Bank Boston, as agent for the Lenders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RISK OF SUBORDINATION OF NOTES TO SENIOR DEBT


     The Notes will be general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt of the Company, including obligations under the Credit Facility. As of March 31, 1997, the Company had outstanding Senior Debt of approximately $35 million. Subject to certain limitations, the Indenture will permit the Company to incur additional indebtedness, including Senior Debt. See "Description of the New
Notes -- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock." In addition, the Notes will be effectively subordinated to indebtedness of the Company's subsidiaries. The indebtedness under the Credit Facility will also become due prior to the time the principal obligations under the Notes become due. As a result of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. In addition, substantially all of the assets of the Company and its subsidiaries may in the future be pledged to secure other indebtedness of the Company. See "Description of the New Notes."


RISK OF DEFAULT DUE TO REPURCHASE OF NOTES UPON CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, the Company will be required to make an offer to repurchase all or any part of the Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the date of repurchase. The Board of Directors of the Company does not have the power to waive any of the Change of Control provisions of the Indenture. Certain events involving a Change of Control may result in an event of default under the Credit Facility and may result in an event of default under other indebtedness of the Company that may be incurred in the future. An event of default under the Credit Facility or other future Senior Debt could result in an acceleration of such indebtedness, in which case the subordination provisions of the Notes would require payment in full (or provision therefor) of such Senior Debt before the Company may repurchase or make other payments in respect of the Notes. See "Description of the New Notes -- Repurchase at the Option of Holders -- Change of Control" and
" -- Subordination of Notes." There can be no assurance that the Company would have sufficient resources to repurchase the Notes or pay its obligations if the indebtedness under the Credit Facility or other future Senior Debt were accelerated upon the occurrence of a Change of Control. In addition, provisions in the Credit Facility limiting the total amount of indebtedness that the Company can incur at any one time may restrict the Company from repurchasing the Notes in the future, whether upon a Change of Control or otherwise, and in any event, the Change of Control provisions may not afford any protection to the holders of Notes in a highly leveraged transaction if such transaction does not result in a Change of Control as defined in the Indenture. The inability to repay Senior Debt of the Company, if accelerated, and to repurchase all of the tendered Notes upon a Change of Control would constitute an event of default under the Indenture. These provisions may be deemed to have anti-takeover effects and may delay, defer or prevent a merger, tender offer or other takeover attempt. No assurance can be given that the terms of any future indebtedness will not contain cross default provisions based upon Change of Control or other defaults under such debt instruments.

MARKETS FOR COMPANY PRODUCTS ARE HIGHLY COMPETITIVE


     The markets for the Company's products are highly competitive. In the manufacture and sale of carpet backing, which represented approximately 49% of the Company's total net sales for the fiscal years ended 1996 and 1995, respectively, the Company competes primarily with Amoco Fabrics and Fibers Co. ("Amoco"), a subsidiary of Amoco Corporation, and, to a lesser extent, certain other companies. Amoco has the leading position in the carpet backing market worldwide. In the manufacture and sale of the Company's other products, the Company generally competes with a number of other companies, including, in some cases, Amoco. Several of these competitors, particularly Amoco, are significantly larger and have substantially greater resources than the Company. The pricing policies of the Company's competitors have at certain times in the past limited the Company's ability to increase its sales prices or caused the Company to lower its sales prices. See "Business -- Products,"
" -- Marketing and Sales" and " -- Raw Materials".


LOSS OF SIGNIFICANT CUSTOMER COULD ADVERSELY AFFECT THE COMPANY


     For the fiscal years ended 1996 and 1995, Shaw Industries, Inc. ("Shaw"), a major carpet manufacturer and long-time customer of the Company, was the Company's largest single customer, accounting for approximately 18% of the Company's total net sales and approximately 36% and 37%, respectively, of the Company's carpet backing sales. If Shaw were to significantly reduce or terminate its purchases of carpet backing from the Company, the Company's results of operations and financial condition could be materially adversely affected. The Company has no other customers that account for greater than 10% of its total net sales. In fiscal 1996 and fiscal 1995, the Company's ten largest customers for carpet backing accounted for approximately 78% and 77%, respectively, of its total net sales to the carpet industry. See "Business -- Marketing and Sales -- Carpet Backing".

CONSEQUENCES OF ADOPTION OF ENVIRONMENTAL REGULATION

     Certain local governments have adopted ordinances prohibiting or restricting the use or disposal of certain polypropylene products. Widespread adoption of such prohibitions or restrictions could adversely affect demand for the Company's products and thereby have a material adverse effect upon the Company. In addition, a decline in consumer preference for polypropylene products due to environmental considerations could have a material adverse effect upon the Company.

CERTAIN CONSEQUENCES OF A FAILURE TO EXCHANGE OLD NOTES

     The issuance of the Old Notes was not registered under the Securities Act or any state securities laws and therefore the Old Notes may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption therefrom or in a transaction not subject thereto, and in each case in compliance with certain other conditions and restrictions, including the Company's and the Trustee's right in certain cases to require the delivery of opinions of counsel, certifications and other information prior to any such transfer. Old Notes which remain outstanding after consummation of the Exchange Offer will continue to bear a legend reflecting such restrictions on transfer. In addition, upon consummation of the Exchange Offer, holders of Old Notes which remain outstanding will not be entitled to any rights to have the sale of such Old Notes registered under the Securities Act or to any similar rights under the Registration Rights Agreement (subject to certain limited exceptions applicable solely to the Initial Purchaser). The Company currently does not intend to register under the Securities Act the sale of any Old Notes which remain outstanding after consummation of the Exchange Offer (subject to such limited exceptions, if applicable).

     To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. In addition, although the Old Notes are eligible for trading in the Private Offerings, Resale and Trading through Automatic Linkages ("PORTAL") market, and Old Notes which remain outstanding after the consummation of the Exchange Offer will continue to be so eligible, to the extent that Old Notes are tendered and accepted in connection with the Exchange Offer, any trading market for Old Notes which remain outstanding after the Exchange Offer could be adversely affected.

     The New Notes and any Old Notes which remain outstanding after consummation of the Exchange Offer will constitute a single series of debt securities under the Indenture and, accordingly, will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount thereof have taken certain actions or exercised certain rights under the Indenture. See "Description of the New
Notes -- General."

                                  THE COMPANY


     The Company is one of the world's leading producers of polypropylene fabrics and fibers for the home furnishing, construction, environmental, recreational and agricultural industries. The Company manufactures and sells more than 2,000 products in over 65 end-use markets. The Company believes that it is the second largest producer of carpet backing in the world and is the largest producer of synthetic fiber additives for concrete reinforcement through its Fibermesh(R) line of products. SI also produces polypropylene products for the geotextile and erosion control markets and is a leader in designing innovative products for specialty applications. The Company's products are engineered to meet specific customer criteria such as strength, flexibility, resistance to sunlight and water/air permeability. The Company aims to compete in markets in which it can be the primary or secondary provider of such products, with over 93% of its products meeting this criterion. The Company's consolidated sales have grown from $196 million in fiscal 1992 to $300 million in fiscal 1996.



     Approximately 67% of the issued and outstanding capital stock of the Company is owned by Synthetic Industries, L.P., a Delaware limited partnership (the "Partnership"). SI Management L.P., a Delaware limited partnership (the "General Partner"), is the sole general partner of the Partnership and controls the management and affairs of the Partnership and therefore the Company. SI Management L.P. is controlled indirectly by Leonard Chill, Ralph Kenner, William Gardner Wright, Jr. and W. Wayne Freed, current executive officers of the Company, and Jon P. Beckman, a former executive officer of the Company. See "Management -- Executive Officers and Directors of the Company" and "Certain Relationships and Related Transactions."


     The principal executive offices of the Company are located at 309 LaFayette Road, Chickamauga, Georgia 30707, and the Company's telephone number is (706) 375-3121.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes in exchange for Old Notes as described in this Prospectus, the Company will receive Old Notes in like principal amount. The Old Notes surrendered in exchange for the New Notes will be retired and canceled. Accordingly, the issuance of the New Notes will not result in any change in the indebtedness of the Company.


     The net proceeds to the Company from the sale of the Old Notes was approximately $164.5 million. The Company used the net proceeds to fund the Purchase Offer and to repay outstanding indebtedness under the Credit Facility. The Credit Facility expires on October 1, 2001. On March 31, 1997, approximately $30,000 was outstanding under the Credit Facility, at interest rates ranging from 8.3% to 9.5%.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at March 31, 1997. The information presented below should be read in conjunction with "Selected Consolidated Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. The exchange of the New Notes for the Old Notes will have no effect on the cash position or capitalization of the Company.



                                                                MARCH 31,
                                                                   1997
                                                              --------------
                                                               (UNAUDITED)
                                                              (IN THOUSANDS,
                                                              EXCEPT SHARE
                                                              AND PER SHARE
                                                                    DATA)
Cash........................................................     $  1,190
Long-term debt(1):
Credit Facility(2):
  Secured Revolving Credit portion..........................     $  4,618
  Term loan portion.........................................       25,000
12 3/4% Senior Subordinated Debentures due 2002.............        7,403
9 1/4% Senior Subordinated Debentures due 2007..............      170,000
Capitalized lease obligation................................        4,397
Other.......................................................        1,299
                                                                 --------
  Total long-term debt......................................      212,717
Less current portion........................................          688
                                                                 --------
  Long term debt, net.......................................      212,029
                                                                 --------
Stockholders' equity:
  Common Stock $1.00 par value; 25,000,000 shares
     authorized; 8,656,250 shares issued and
     outstanding(3).........................................        8,656
  Additional paid-in capital................................       94,325
  Cumulative translation adjustments........................          143
  Deficit...................................................      (12,357)
                                                                 --------
          Total stockholder's equity........................       90,767
                                                                 --------
Total capitalization........................................     $302,796
                                                                 ========


---------------


(1) For a description of the Company's long-term debt, see Note 6 of Notes to Consolidated Financial Statements.



(2) At March 31, 1997, the amount available under the Credit Facility was $19,051. The Company is currently in the process of renegotiating the Credit Facility.



(3) Excludes 638,397 shares of Common Stock at March 31, 1997 which are subject to options granted under the Stock Option Plans, 327,289 of which are subject to currently exercisable options.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND FINANCIAL RATIOS)


     The statement of operations data for the fiscal years ended September 30, 1994, 1995 and 1996 and the balance sheet data as of September 30, 1995 and 1996 are derived from the Consolidated Financial Statements of the Company that have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this Prospectus. The statement of operations data for the years ended September 30, 1992 and 1993 and the balance sheet data as of September 30, 1992, 1993 and 1994 are derived from audited financial statements of the Company that are not included herein. The statement of operations and balance sheet data as of and for the three and six month periods ended March 31, 1996 and 1997 have been derived from the unaudited interim financial statements of the Company and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to fairly present the data for such periods. The pro forma financial data is provided for informational purposes only, is unaudited and is not necessarily indicative of future results or what the operating results would have been had the transactions actually been consummated as of the beginning of the periods indicated. The following Selected Consolidated Financial Information should be read in conjunction with the Consolidated Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The exchange of the New Notes for the Old Notes will have no effect on the cash position or capitalization of the Company.



                                                                                              SIX MONTHS
                                                                                                ENDED             THREE MONTHS
                                            FISCAL YEAR ENDED SEPTEMBER 30,                   MARCH 31,          ENDED MARCH 31,
                                 -----------------------------------------------------   --------------------   -----------------
                                   1992       1993       1994     1995(1)      1996        1996       1997       1996      1997
                                 --------   --------   --------   --------   ---------   --------   ---------   -------   -------
STATEMENT OF OPERATIONS DATA:
  Net sales....................  $195,739   $210,516   $234,977   $271,427   $ 299,532   $129,217   $ 146,215   $64,609   $75,358
  Cost of sales................   133,690    142,181    152,305    194,706     208,321     96,087     101,166    46,170    51,123
                                 --------   --------   --------   --------   ---------   --------   ---------   -------   -------
  Gross profit.................    62,049     68,335     82,672     76,721      91,211     33,130      45,049    18,439    24,235
  Selling, general and
    administrative expenses....    31,795     35,799     39,403     45,468      50,145     22,743      27,075    12,056    14,256
  Amortization of
    intangibles................     2,598      2,615      2,499      2,566       2,592      1,296       1,296       648       648
                                 --------   --------   --------   --------   ---------   --------   ---------   -------   -------
  Operating income.............    27,656     29,921     40,770     28,687      38,474      9,091      16,678     5,735     9,331
  Interest expense.............    17,865     20,854     20,011     22,514      22,773     11,390      10,775     5,710     5,365
  Amortization of deferred
    financing costs............     1,636        933        739        737         699        348         339       175       163
                                 --------   --------   --------   --------   ---------   --------   ---------   -------   -------
  Income (loss) from continuing
    operations before provision
    (benefit) for income taxes
    and extraordinary item.....     8,155      8,134     20,020      5,436      15,002     (2,647)      5,564      (150)    3,803
  Provision (benefit) for
    income taxes...............     4,560      4,472      8,600      3,500       6,900       (340)      2,500       260     1,643
                                 --------   --------   --------   --------   ---------   --------   ---------   -------   -------
  Income (loss) from continuing
    operations before
    extraordinary item.........     3,595      3,667     11,420      1,936       8,102     (2,307)      3,064      (410)    2,160
  Net income (loss)(2).........  $ (3,972)  $(12,310)  $ 11,420   $  1,936   $   8,102   $ (2,307)  $  (8,886)  $  (410)  $(9,790)
                                 ========   ========   ========   ========   =========   ========   =========   =======   =======
OTHER FINANCIAL DATA:
  EBITDA(3)....................  $ 36,937   $ 41,061   $ 52,421   $ 42,887   $  54,074   $ 16,774   $  25,366   $ 9,584   $13,715
  Depreciation and
    amortization...............    10,978     12,073     12,390     14,937      16,299      8,031       9,027     4,023     4,547
  Capitalization expenditures
    Maintenance................     1,857      1,770      1,970      1,406       2,563      1,026       1,473       533     1,160
    Expansion..................    20,245      9,989     29,896     11,907      31,690     12,624      17,436     5,723     8,925
                                 --------   --------   --------   --------   ---------   --------   ---------   -------   -------
        Total..................    22,102     11,759     31,866     13,313      34,253     13,650      18,909     6,256    10,085
  Ratio of earnings to fixed
    charges(4).................      1.37x      1.33x      1.84x      1.21x       1.58x       .79x       1.47x      .98x     1.64x
PRO FORMA FINANCIAL DATA(5):
  Interest expense.............                                              $  18,121              $   9,575
  Net income(6)................                                                 10,952                  3,798
  Net income per share(6)......                                                   1.24                    .43
  Weighted average shares
    outstanding................                                              8,805,502              8,805,502
  Ratio of EBITDA to interest
    expense....................                                                    3.0x                   2.6x
  Ratio of earnings to fixed
    charges(4).................                                                   1.93x                  1.64x

                                                                          AS OF SEPTEMBER 30,                      AS OF
                                                          ----------------------------------------------------   MARCH 31,
                                                            1992       1993       1994       1995       1996       1997
                                                          --------   --------   --------   --------   --------   ---------
BALANCE SHEET DATA:
Working capital.........................................  $ 33,980   $ 42,055   $ 44,114   $ 69,039   $ 64,077    $ 89,877
Total assets............................................   254,581    260,372    287,933    312,300    324,058     370,778
Long-term debt, net.....................................   158,638    164,723    172,490    192,048    194,353     212,029
Stockholders' equity....................................    56,700     44,423     55,817     57,756     65,844      90,767


---------------

(1) Fiscal 1995 results of operations include a pre-tax charge of $2,852 to increase the allowance for doubtful accounts due to a customer who experienced severe financial difficulty. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".


(2) Net loss for the three and six month periods ended March 31, 1997 includes an extraordinary loss of $11,950 from the early extinguishment of debt. Net income for fiscal 1993 includes (i) an extraordinary loss of $8,892 from the early extinguishment of debt, (ii) a charge of $8,500 for the cumulative effect of an accounting change relating to the adoption of SFAS No. 109, "Accounting for Income Taxes", and (iii) a gain of $1,420 on the disposal of discontinued operations. Net income for fiscal 1992 includes a loss from discontinued operations of $553 and a loss on the disposal of discontinued operations of $7,014.


(3) Represents income before interest, taxes, depreciation, and amortization. EBITDA is presented because it provides useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.


(4) The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For purposes of computing this ratio, earnings consist of earnings from continuing operations before income taxes plus fixed charges. Fixed charges consists of interest expense, including such portion of rental expense which the Company estimates to be representative of the interest factor attributable to such rental expense, and amortization of deferred financing costs.



(5) Pro forma financial data reflects the reduction in interest expense after giving effect to the November 1, 1996 underwritten public offering of 2,875,000 shares of Common Stock ("the Common Stock Offering"), the Purchase Offer and the Old Notes Offering calculated as of the beginning of the period indicated. See "Use of Proceeds".



(6) Pro forma net income and pro forma net income per share do not reflect an after tax extraordinary loss on early extinguishment of debt of $11,950 resulting from the Purchase Offer.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the information contained in the Consolidated Financial Statements, including the notes thereto, and the other financial information appearing elsewhere in this Prospectus. Dollar amounts are in thousands. The following discussion includes forward-looking statements that involve certain risks and uncertainties. See "Risk Factors".

INTRODUCTION

     The Company's net sales in recent years have increased due to a variety of factors, including generally increasing sales volumes as a result of growing demand for the Company's products and the Company's ability to expand its markets through development of new products.


     The Company's products are sold along three principal product lines: carpet backing, construction and civil engineering products, and technical textiles. The following table summarizes net sales growth for each of these product lines during the fiscal years ended September 30, 1994, 1995 and 1996 and the six month periods ended March 31, 1996 and 1997:



                                                FISCAL YEAR ENDED SEPTEMBER 30,                   SIX MONTHS ENDED MARCH 31,
                                     ------------------------------------------------------   -----------------------------------
                                           1994               1995               1996               1996               1997
                                     ----------------   ----------------   ----------------   ----------------   ----------------
Carpet backing.....................  $117,791    50.1%  $133,025    49.0%  $146,491    48.9%  $ 68,889    53.3%  $ 77,128    52.7%
Construction and civil
  engineering......................    68,706    29.3     82,933    30.6     97,043    32.4     34,456    26.7     40,444    27.7
Technical textiles.................    48,480    20.6     55,469    20.4     55,998    18.7     25,872    20.0     28,643    19.6
                                     --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
Net sales..........................  $234,977   100.0%  $271,427   100.0%  $299,532   100.0%  $129,217   100.0%  $146,215   100.0%
                                     ========   =====   ========   =====   ========   =====   ========   =====   ========   =====


     The Company's carpet backing business has grown at a faster rate than that of the industry as a whole, principally due to recent market share gains in the consumer carpet backing market and increased penetration of the commercial carpet backing market. The Company's construction and civil engineering business has grown significantly over the past three years due to increased acceptance of the Company's proprietary concrete reinforcement products, the expansion of this product line to offer a full range of geosynthetic products to the markets the Company serves and other innovative product offerings. Over the past three years, the Company has streamlined its technical textile business and exited several product lines which did not meet the Company's strategic sales and profitability objectives. The Company believes that it has positioned its technical textile business for increased sales and profitability.


     While the Company's sales have grown in each of the past three years, the Company's gross profit has fluctuated due to a variety of factors, primarily related to changes in the price of polypropylene. Polypropylene is the basic raw material used in the manufacture of substantially all of the Company's products, accounting for approximately 50% of the Company's costs of goods sold. The Company believes that the selling prices of its products have adjusted over time to reflect changes in polypropylene prices, although such price changes favorably affected gross profit for fiscal 1994 and adversely affected gross profit for fiscal 1995. In the first six months of fiscal 1997 and for fiscal 1996, the Company's polypropylene prices were lower, on average, than for the corresponding periods in the previous year. The benefit of this average cost decrease, coupled with higher sales volume in each respective period, resulted in a gross profit improvement. Gross profit for the first six months of fiscal 1997 was $45,049, compared to $33,130 for the same period of fiscal 1996, an increase of $11,919, or 36.0%. As a percentage of sales, gross profit increased to 30.8% from 25.6%. Gross profit for fiscal 1996 was $91,211, compared to $76,721 for the same period of fiscal 1995, an increase of $14,490, or 18.9%. As a percentage of sales, gross profit increased to 30.5% from 28.3%.


     The Company has not experienced any shortage of supply of polypropylene; however, continuous increases in demand or major supply disruptions without offsetting increases in manufacturing capacities could cause future supply shortages. Higher prices of polypropylene, however, without offsetting selling price increases could have a significant negative effect on the Company's results of operations and financial condition.

     According to a September 1996 report by Chemical Data Inc. ("Chem Data"), a monthly petrochemical and plastics analysis publication, current annual polypropylene capacity in North America is 12.6 billion pounds per year, up from
11.4 billion pounds at December 31, 1995. Total average annual capacity will rise to 14.0 billion pounds per year for 1997 and 14.6 billion pounds per year for 1998. Historically, the creation of additional capacity has helped to relieve supply pressures although there can be no assurance that this will continue to be the case.

     The Company historically has operated at or near full capacity on a 24-hour per day, seven days per week, 350 days per year schedule. Reflecting this level of capacity utilization, the Company invested approximately $113,000 on its six manufacturing facilities during the five year period ended September 30, 1996, including the completion in August 1996 of a major $35,000 expansion at its largest manufacturing facility. Based on existing product prices and demand, this expansion should increase the Company's sales by as much as $30,000 for fiscal 1997.

     The following table sets forth the percentage relationships to net sales of certain income statement items. See "Selected Consolidated Financial Information", as well as the Consolidated Financial Statements, the notes thereto and other financial information included elsewhere in the Prospectus for more detailed financial information.


                                                                                       THREE MONTHS
                                                                     SIX MONTHS           ENDED
                                     YEAR ENDED SEPTEMBER 30,     ENDED MARCH 31,      DECEMBER 31,
                                    --------------------------    ----------------    --------------
                                     1994      1995      1996      1996      1997     1996     1997
                                    ------    ------    ------    ------    ------    -----    -----
Net sales.........................   100.0%    100.0%    100.0%    100.0%    100.0%   100.0%   100.0%
Cost of sales.....................    64.8      71.7      69.5      74.4      69.2     71.5     67.8
                                     -----     -----     -----     -----     -----    -----    -----
  Gross profit....................    35.2      28.3      30.5      25.6      30.8     28.5     32.2
Selling expenses..................     9.3       9.0       9.2       9.3       9.7      9.7      9.6
General and administrative
  expenses........................     7.5       7.8       7.6       8.4       8.8      9.0      9.3
Amortization of intangibles.......     1.0       0.9       0.9       1.0       0.9      1.0      0.9
                                     -----     -----     -----     -----     -----    -----    -----
  Operating income................    17.4      10.6      12.8       6.9      11.4      8.8     12.4
Interest expense..................     8.5       8.3       7.6       8.8       7.4      8.8      7.1
Amortization of deferred financing
  costs...........................     0.3       0.3       0.2       0.3       0.2      0.3      0.2
                                     -----     -----     -----     -----     -----    -----    -----
  Income (loss) before provision
     (benefit) for income taxes
     and extraordinary item.......     8.6       2.0       5.0      (2.2)      3.8     (0.3)     5.1
Provision (benefit) for income
  taxes...........................     3.7       1.3       2.3      (0.3)      1.7      0.4      2.2
                                     -----     -----     -----     -----     -----    -----    -----
  Income (loss) before
     extraordinary item...........     4.9%      0.7%      2.7%     (1.9)%     2.1%    (0.7)%    2.9%
                                     =====     =====     =====     =====     =====    =====    =====


RESULTS OF OPERATIONS


  Three Months Ended March 31, 1997 as Compared to Three Months Ended March 31, 1996



     Net sales for the second quarter of fiscal 1997 were $75,358 compared to $64,609 for the same period of fiscal 1996, an increase of $10,749, or 16.6%. Carpet backing sales for the second quarter of fiscal 1997 were $40,206 compared to $35,336 for the same period of fiscal 1996, an increase of $4,870, or 13.8%. Construction and civil engineering product sales for the second quarter of fiscal 1997 were $19,675 compared to $15,056 for the same period of fiscal 1996, an increase of $4,619, or 30.7%. Technical textile sales for the second quarter of fiscal 1997 were $15,477 compared to $14,217 for the same period of fiscal 1996, an increase of $1,260, or 8.9%.



     Gross profit for the second quarter of fiscal 1997 was $24,235 compared to $18,439 for the same period of fiscal 1996, an increase of $5,796, or 31.4%. As a percentage of sales, gross profit increased to 32.2% from 28.5%. This increase was primarily due to increased sales volume and lower average polypropylene costs. See "-- Introduction."

     Selling expenses for the second quarter of fiscal 1997 were $7,246 compared to $6,236 for the same period of fiscal 1996, an increase of $1,010, or 16.2%. This increase was primarily due to increased expenditures associated with higher sales volume as well as increased marketing expenses. These expenses are related to the Company's expectation of higher sales in fiscal 1997 resulting from the completion of the fiscal 1996 capacity expansion program. As a percentage of sales, selling expenses decreased from 9.7% to 9.6%.



     General and administrative expenses for the second quarter of fiscal 1997 were $7,010 compared to $5,820 for the same period of fiscal 1996, an increase of $1,190, or 20.4%. As a percentage of sales, general and administrative expenses increased from 9.0% to 9.3%. The increase in general and administrative expenses was primarily due to infrastructure expenditures, which included an increased investment in the Company's Management Information System, to support anticipated Company growth.



     Operating income for the second quarter of fiscal 1997 was $9,331 compared to $5,735 for the same period of fiscal 1996, an increase of $3,596, or 62.7%. As a percentage of sales, operating income increased to 12.4% in fiscal 1997 from 8.8% in fiscal 1996. This increase was primarily due to higher sales volumes and lower average raw material costs offset by slightly increased general and administrative costs.



     Interest expense for the second quarter of fiscal 1997 was $5,365 compared to $5,710 for the same period of fiscal 1996, a decrease of $345, or 6.0%, due to interest income of $223 as well as lower interest on the outstanding debt and the prepayment of the Credit Facility.



     The effective income tax rate before the effect of extraordinary items for the second quarter of fiscal 1997 was 43%, due primarily to the effect of nondeductible expenses, including the amortization of goodwill, on taxable income in fiscal 1997.



     Income before extraordinary loss for the second quarter of fiscal 1997 was $2,160 compared to net loss of $410 for the same period of fiscal 1996, an increase of $2,570. Earnings before interest, taxes, depreciation and amortization ("EBITDA") for the second quarter of fiscal 1997 were $13,715 compared to $9,584 for the same period of fiscal 1996, an increase of $4,131, or 43.1%. The increase in income, as well as EBITDA, was primarily due to higher sales volumes and lower average raw material costs offset by slightly increased general and administrative costs.



  Six Months Ended March 31, 1997 as Compared to Six Months Ended March 31, 1996



     Net sales for the first six months of fiscal 1997 were $146,215 compared to $129,217 for the same period of fiscal 1996, an increase of $16,998, or 13.2%. Carpet backing sales for the first six months of fiscal 1997 were $77,128 compared to $68,889 for the same period of fiscal 1996, an increase of $8,239, or 12.0%. Construction and civil engineering product sales for the first six months of fiscal 1997 were $40,747 compared to $34,456 for the same period of fiscal 1996, an increase of $6,291, or 18.3%. Technical textiles sales for the first six months of fiscal 1997 were $28,340 compared to $25,872 for the same period of fiscal 1996, an increase of $2,458, or 9.5%.



     Gross profit for the first six months of fiscal 1997 was $45,049 compared to $33,130 for the same period of fiscal 1996, an increase of $11,919, or 36.0%. As a percentage of sales, gross profit increased to 30.8% from 25.6%. This increase was primarily due to increased sales volume and lower average polypropylene costs.



     Selling expenses for the first six months of fiscal 1997 were $14,184 compared to $11,952 for the same period of fiscal 1996, an increase of $2,232, or 18.7%. This increase was primarily due to increased expenditures associated with higher sales volume as well as increased marketing expenses. These expenses are related to the Company's expectation of higher sales in fiscal 1997 resulting from the completion of the fiscal 1996 capacity expansion program. As a percentage of sales, selling expenses increased from 9.3% to 9.7%.



     General and administrative expenses for the first six months of fiscal 1997 were $12,891 compared to $10,791 for the same period of fiscal 1996, an increase of $2,100, or 19.5%. As a percentage of sales, general and administrative expenses increased from 8.4% to 8.8%. The increase in general and administrative expenses was primarily due to infrastructure expenditures, which included an increased investment in the Company's Management Information System, to support anticipated Company growth.



     Operating income for the first six months of fiscal 1997 was $16,678 compared to $9,091 for the same period of fiscal 1996, an increase of $7,587, or 83.5%. As a percentage of sales, operating income increased to

11.4% in fiscal 1997 from 6.9% in fiscal 1996. This was primarily due to higher sales volumes and lower average raw material costs offset by slightly increased selling and general and administrative costs.



     Interest expense for the first six months of fiscal 1997 was $10,775 compared to $11,390 for the same period of fiscal 1996, a decrease of $615, or 5.4%, due to interest income of $395 as well as a lower interest rate on the outstanding debt and the prepayment of the Credit Facility.



     The effective income tax rate before the effect of the extraordinary item for the first six months of fiscal 1997 was 45% due primarily to the effect of nondeductible expenses, including the amortization of goodwill, on taxable income in fiscal 1997.



     Income before extraordinary loss for the first six months of fiscal 1997 was $3,064 compared to net loss of $2,307 for the same period of fiscal 1996, an increase of $5,371. EBITDA for the first six months of fiscal 1997 were $25,366 compared to $16,774 for the same period of fiscal 1996, an increase of $8,592, or 51.2%. The increase in income, as well as EBITDA, was primarily due to higher sales volumes and lower average raw material costs offset by slightly increased selling and general and administrative costs.



  Fiscal 1996 Compared to Fiscal 1995


     Net sales for fiscal 1996 were $299,532 compared to $271,427 for fiscal 1995, an increase of $28,105, or 10.4%. This increase was primarily due to increased sales of carpet backing and construction and civil engineering products. Carpet backing sales for fiscal 1996 were $146,491 compared to $133,025 for fiscal 1995, an increase of $13,466, or 10.1%. This increase was the result of higher unit volume in primary and secondary carpet backing, partially offset by lower average selling prices. Construction and civil engineering product sales for fiscal 1996 were $97,043 compared to $82,933 for fiscal 1995, an increase of $14,110, or 17.0%. This increase was due to an increase in sales of geotextile and erosion control fabrics of $13,018, or 30.7%, resulting primarily from nonwoven sales in the landfill and roadway and building site markets. Technical textiles sales for fiscal 1996 were $55,998 compared to $55,469 for fiscal 1995, an increase of $529, or 1.0%.

     Gross profit for fiscal 1996 was $91,211, compared to $76,721 for the same period of fiscal 1995, an increase of $14,490, or 18.9%. As a percentage of sales, gross profit increased to 30.5% from 28.3%. This increase was primarily due to increased sales volume as well as lower average polypropylene costs. See "-- Introduction."

     Selling expenses for fiscal 1996 were $27,488 compared to $24,273 for the same period of fiscal 1995, an increase of $3,215, or 13.2%. This increase was primarily due to increased expenditures associated with higher sales volume as well as increased marketing expenses. These expenses are related to the Company's expectation of higher sales in 1997 resulting from the completion of the 1996 capacity expansion program. As a percentage of sales, selling expenses increased from 9.0% to 9.2%.

     General and administrative expenses for fiscal 1996 were $22,657 compared to $21,195 for the same period of fiscal 1995, an increase of $1,462, or 6.9%. As a percentage of sales, general and administrative expenses decreased from 7.8% to 7.6%. In fiscal 1995, general and administrative expenses included a pre-tax charge of $2,852 related to an increase in the allowance for doubtful accounts taken to establish a reserve for a carpet backing customer who experienced severe financial difficulties. Without this charge, fiscal 1995 general and administrative expenses as a percentage of sales would have been 6.8%. The increase in general and administrative expenses was primarily due to infrastructure expenditures, which included an increased investment in the Company's Management Information System, to support anticipated Company growth.

     Operating income for fiscal 1996 was $38,474 as compared to $28,687 for fiscal 1995, an increase of $9,787, or 34.1%. As a percentage of sales, operating income increased to 12.8% in fiscal 1996 from 10.6% in fiscal 1995. This was primarily due to factors discussed above.

     Total interest expense for fiscal 1996 was $22,773 compared to $22,514 for fiscal 1995, an increase of $259, or 1.2%, due to higher average total debt outstanding.

     The effective income tax rate was 46% and 64% in fiscal 1996 and 1995, respectively. The decrease was primarily due to the effect of nondeductible expenses, including the amortization of goodwill, on higher taxable income in fiscal 1996.

     Net income for fiscal 1996 was $8,102 compared to net income of $1,936 for fiscal 1995, an increase of $6,166, or 318.5%. EBITDA for fiscal 1996 was $54,074 compared to $42,887 for fiscal 1995, an increase of $11,187, or 26.1%. The increase in net income, as well as EBITDA, was primarily due to higher sales volumes and lower average raw material cost partially offset by slightly lower average selling prices, higher manufacturing costs associated with plant shutdowns as a result of the winter ice storms in 1996 and increased selling and general and administrative costs.

  Fiscal 1995 Compared to Fiscal 1994

     Net sales for fiscal 1995 were $271,427 compared to $234,977 for fiscal 1994, an increase of $36,450, or 15.5%. This increase was primarily due to unit volume growth in certain product lines and higher average selling prices. Carpet backing sales for fiscal 1995 were $133,025 compared to $117,791 for fiscal 1994, an increase of $15,234, or 12.9%. This increase was primarily due to higher unit volume due in part to increased market share in both primary and secondary carpet backing as well as higher selling prices as compared to fiscal 1994. Construction and civil engineering product sales for fiscal 1995 were $82,933 compared to $68,706 for fiscal 1994, an increase of $14,227, or 20.7%. This increase was primarily due to a significant growth in sales of geosynthetic products as well as an increase in sales of Fibermesh(R) fibers. Technical textiles sales for fiscal 1995 were $55,469 compared to $48,480 for fiscal 1994, an increase of $6,989, or 14.4%. This increase was primarily due to unit volume growth in the furniture and bedding markets.

     Gross profit for fiscal 1995 was $76,721 compared to $82,672 for fiscal 1994, a decrease of $5,951, or 7.2%. As a percentage of sales, gross profit decreased to 28.3% from 35.2%. This decrease was primarily due to the higher polypropylene costs, offset partially by higher average selling prices. See " -- Introduction".

     Selling expenses for fiscal 1995 were $24,273 compared to $21,815 for fiscal 1994, an increase of $2,458, or 11.3%. This increase was primarily due to increased marketing efforts in the construction and civil engineering products lines as a direct result of increased sales. However, as a percentage of sales, selling expenses decreased from 9.3% to 8.9%.

     General and administrative expenses for fiscal 1995 were $21,195 compared to $17,588 for fiscal 1994, an increase of $3,607, or 20.5%. As a percentage of sales, general and administrative expenses increased from 7.5% to 7.8%. This increase was primarily due to a charge of $2,852 related to an increase in the allowance for doubtful accounts during the fourth quarter of fiscal 1995. The charge was taken to establish a reserve for accounts receivable for a carpet backing customer who experienced severe financial difficulties. The Company believes the reserve provided is adequate for this account to cover any future potential losses and in the opinion of management, no significant future loss of revenue is anticipated.

     Operating income for fiscal 1995 was $28,687 compared to $40,770 for fiscal 1994, a decrease of $12,083, or 29.6%. As a percentage of sales, operating income decreased to 10.6% from 17.4%. This decrease was primarily due to the change in gross profit associated with higher raw material costs.

     Total interest expense for fiscal 1995 was $22,514 compared to $20,011 for fiscal 1994. This increase was due to a higher average total debt outstanding and a higher base rate for the Credit Facility.

     The effective income tax rate for fiscal 1995 was 64.3% compared to 43% for fiscal 1994. The increase was primarily due to the effect of nondeductible expenses, including the amortization of goodwill, on lower taxable income in fiscal 1995.

     Net income for fiscal 1995 was $1,936 compared to $11,420 for fiscal 1994, a decrease of $9,484, or 83%. This decrease was primarily due to increased raw material and interest costs.


LIQUIDITY AND CAPITAL RESOURCES



     To finance its capital expenditures program and fund its operational needs, the Company has relied upon cash provided by operations, supplemented as necessary by bank lines of credit and long-term indebtedness. Cash (used in) provided by operating activities was ($908) and $10,138 for the six months ended March 31, 1997 and 1996, respectively, and $31,421 and ($35) for fiscal 1996 and 1995, respectively.



     Cash used in operating activities for the six months ended March 31, 1997 resulted primarily from an increase in inventory of $20,501, due to seasonal buildups, financed principally through income before extraordinary item $3,064 and noncash charges of $12,278, as well as an increase in accounts payable of $8,459.



     Cash provided by (used in) operating activities in fiscal 1996 and 1995 resulted primarily from net income of $8,102 and $1,936, respectively, after deducting non-cash charges of $20,723 and $17,945 and net working capital changes of approximately $2,596 and ($19,916), for each respective period. The increase in cash provided by operating activities for fiscal 1996 as compared to fiscal 1995 was principally due to fluctuations in net income and the Company's working capital requirements. The changes included reduced inventory and accounts payable balances in 1996 resulting primarily from lower inventory quantities and lower polypropylene costs. The decrease in cash provided by operating activities in fiscal 1995 as compared to fiscal 1994 was principally due to lower net income and fluctuations in working capital requirements. Working capital requirements increased primarily due to increases in accounts receivable, inventory and accounts payable. The increase in accounts receivable results from increased sales over the prior year particularly in certain seasonal product lines. The increases in inventory and accounts payable resulted from the effects of higher polypropylene costs, as well as increased units in finished goods and raw materials. Working capital amounted to $89,877 and $64,077 at March 31, 1997 and 1996, respectively, and $64,077 and $69,039 at
September 30, 1996 and 1995, respectively.



     On February 11, 1997, the Company issued $170,000 aggregate principal amount of 9 1/4% Senior Subordinated Notes due February 15, 2007 (the "Notes"), which represent unsecured obligations of the Company. The Notes are redeemable at the option of the Company at any time on or after February 15, 2002, at an initial redemption price of 104.625% of their principal amount together with accrued interest, with declining redemption prices thereafter. Interest on the Notes are payable semi-annually on February 15 and August 15.



     On November 1, 1996, the Company received net proceeds of approximately $34,000 (after payment of underwriting discounts and commissions and expenses) from the sale of 2,875,000 shares of Common Stock in an underwritten public offering. These proceeds, together with the proceeds received from the February 11, 1997 issuance of $170,000 in aggregate principal amount of the Notes, were utilized primarily to retire approximately $133,000 of the Company's 12 3/4% Senior Subordinated Debentures due 2002 (the "Debentures"), pay the related prepayment costs and fees associated with the refinancing of $15,920 and to repay $20,000 of certain outstanding indebtedness under the Company's Fourth Amended and Restated Revolving Credit and Security Agreement, dated as of October 20, 1995, as subsequently amended, among the Company, the lenders party thereto and BankBoston, as agent (the "Credit Facility"). In connection therewith, the Company recorded an extraordinary loss of $11,950 net of tax benefit of $7,481.



     These net proceeds were also utilized to invest in capital expenditures of $18,909 and, on February 27, 1997, to acquire all of the equipment and certain other assets of a needlepunch nonwoven manufacturer, for approximately $9.4 million in cash. Pro forma results of operations are not presented because the effects of the acquisition are not significant. Capital expenditures in fiscal 1996 and 1995 were approximately $34,200 and $13,300, respectively. The Company expects to incur approximately $31,000 and $40,000 of additional capital expenditures in fiscal 1997 and 1998, respectively, primarily to expand capacity and to continue to reduce manufacturing costs, subject to prevailing market conditions.



     The Credit Facility provides for potential borrowing capacity of up to $85,000 and is comprised of term loan borrowings of $45,000 and a revolving credit loan portion (the "Revolver") of up to $40,000. The term loan balance at March 31, 1997 was $25,000, of which $10,000 is payable in 1999 and $15,000 is payable in 2000. The Lenders under the Credit Facility are BankBoston, Sanwa Business Credit Corporation and South Trust Bank of Georgia, N.A. The Revolver provides for availability based on a borrowing formula consisting of 85% of eligible accounts receivable and 50% of eligible inventory, subject to certain limitations and reserves. These reserves include outstanding letters of credit of $1,100 and the remaining balance due under the Debentures of approximately $7,400. Accordingly, at March 31, 1997, the maximum amount available for borrowing under the Revolver was $19,051. The Credit Facility expires on October 1, 2001. The Company is currently in the process of renegotiating the Credit Facility.



     The Credit Facility permits borrowings which bear interest, at the Company's option, (i) for domestic borrowings based on the lender's base rate plus .75% or 1.00% for Revolver or term loan advances, respectively

( 9.25% and 9.5% at March 31, 1997) or (ii) for Eurodollar borrowings, based on the Interbank Eurodollar rate at the time of conversion plus 2.5% or 2.75% for term loan or Revolver advances, respectively (8.3125% at March 31, 1997). The Credit Facility provides for borrowings under letters of credit of up to $3,000, which borrowings reduce amounts available under the Revolver. The Company is required to pay a .375% fee on the unused portion of the commitment and an agency fee of $150 per annum.



     At March 31, 1997, the Company's total outstanding indebtedness amounted to $212,717. Such indebtedness consists primarily of borrowings under the Credit Facility of $29,618, $170,000 aggregate principal amount of the Notes, $7,403 aggregate principal amount of the Debentures and an outstanding capital lease obligation of $4,397 dated as of May 28, 1996. Cash interest paid during the six months ended March 31, 1997 and 1996 was $14,411 and $11,765, respectively, and during fiscal 1996, 1995 and 1994 was $23,176, $22,334 and $19,787, respectively.



     Based on current levels of operations and anticipated growth, the Company's management expects cash from operations to provide sufficient cash flow to satisfy the debt service requirements of the long-term obligations, including interest thereon, permit anticipated capital expenditures and fund the Company's working capital requirements for the next twelve months.



INFLATION AND SEASONALITY


     The Company does not believe that its operations have been materially affected by inflation during the three most recent fiscal years. While the Company does not expect that inflation will have a material impact upon operating results, there is no assurance that its business will not be affected by inflation in the future.

     The Company's sales and income from continuing operations have historically been higher in the third and fourth quarters of its fiscal year. While sales and operating income in the carpet backing and technical textile product lines are not greatly affected by seasonal trends, sales and operating income of construction and civil engineering products are lower in the first and second quarters of any given fiscal year due to the impact of adverse weather conditions on the construction and civil engineering markets. Consequently, as sales and operating income from construction and civil engineering products continue to increase as a percentage of the Company's total sales, the seasonality of these products' sales will affect total sales and quarterly operating results of the Company to a greater degree.

RECENT ACCOUNTING PRONOUNCEMENTS


     In October 1995, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" which is effective for the Company's fiscal year ending September 30, 1997. SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company will account for stock-based compensation awards under the provisions of Accounting Principles Board Opinion No. 25, as permitted by SFAS No. 123. In accordance with SFAS No. 123, beginning in the fiscal year ending September 30, 1997, the Company will make pro forma disclosures relative to stock-based compensation as part of the accompanying footnotes to the consolidated financial statements.



     In March 1997 the FASB issued SFAS No. 128, "Earnings Per Share." This new standard requires presentation of both basic and diluted earnings per share ("EPS") on the face of the statements of operations and requires a reconciliation of the numerators and denominators of basic and diluted EPS calculations. This statement will be effective for the Company's first quarter 1998 consolidated financial statements. The adoption of this statement is not expected to have a material impact on the Company's consolidated financial statement.

                                    BUSINESS
THE COMPANY


     The Company is one of the world's leading producers of polypropylene fabrics and fibers for the home furnishing, construction, environmental, recreational and agricultural industries. The Company manufactures and sells more than 2,000 products in over 65 end-use markets. The Company believes that it is the second largest producer of carpet backing in the world and is the largest producer of synthetic fiber additives for concrete reinforcement through its Fibermesh(R) line of products. SI also produces polypropylene products for the geotextile and erosion control markets and is a leader in designing innovative products for specialty applications. The Company's products are engineered to meet specific customer criteria such as strength, flexibility, resistance to sunlight and water/air permeability. The Company aims to compete in markets in which it can be the primary or secondary provider of such products, with over 93% of its products meeting this criterion. The Company's consolidated sales have grown from $196 million in fiscal 1992 to $300 million in fiscal 1996.


     The Company's products are sold along three principal product lines: carpet backing, construction and civil engineering products, and technical textiles. The Company has a worldwide presence in carpet backing, a woven fabric used in all modern tufted carpets, and is one of the two leading manufacturers in the U.S. that produce a broad range of primary and secondary carpet backing. Carpet backing accounted for approximately 49% of the Company's fiscal 1996 sales. The Company's construction and civil engineering products are its fastest growing product line and include fiber additives for concrete reinforcement and environmental and geotextile products used in roadways, landfills and building sites to stabilize soils and control erosion. The Company's sales to the construction and civil engineering market have grown from approximately $35 million in fiscal 1992 to approximately $97 million in fiscal 1996. These products represented approximately 32% of the Company's total sales in fiscal 1996, up from approximately 18% of total sales in fiscal 1992. The Company's technical textile products are comprised of specialty fabrics, industrial yarns and fibers used in diverse applications such as filtration (e.g., wastewater treatment, air filtration and bauxite mining), agriculture (e.g., shade cloth and ground cover) and recreation (e.g., swimming pool covers and trampoline mats). These products are highly engineered to meet niche customer applications and represented approximately 19% of fiscal 1996 sales. The Company's products are principally sold through direct sales to customers by the Company's sales force and through a broad network of distributors located across North and South America, Europe and the Pacific Rim.


     Management believes that the Company has a reputation in its markets as a high quality, cost-efficient manufacturer. The Company is committed to maintaining its market leadership and reputation for innovation through capital investment in facilities and state-of-the-art equipment, by hiring and training skilled employees and through process control standards and productivity improvements. SI invested approximately $113 million in capital improvements in its facilities and equipment during the five year period ended September 30, 1996, including the completion in August 1996 of a major $35 million, 130,000 square foot expansion of its largest manufacturing facility. Based on existing product prices and demand, this expansion should increase the Company's sales by as much as $30 million for fiscal 1997. The Company anticipates that ongoing maintenance capital expenditures will be less than $5 million per year. Additional capital expenditures, if any, will be focused on expansion opportunities, subject to market conditions. The Company is one of the largest independent consumers of polypropylene in the world. The Company also believes its position as a vertically-integrated manufacturer -- performing each step in the conversion of polypropylene into value-added end products -- provides a competitive advantage by allowing the Company to manufacture high quality products to customer's specifications, while controlling manufacturing costs.


     The Company's principal business strategy is to leverage its market presence in its core businesses into additional growth while maintaining its market position as a high quality, cost-efficient manufacturer. The primary components of this strategy are to expand penetration of existing markets, develop innovative products, strengthen market position in carpet backing, continue to improve manufacturing efficiencies and expand manufacturing capacity and pursue strategic acquisitions.

HISTORY

     The Company was founded in 1969 to produce polypropylene-based primary carpet backing. Following the acquisition of the Company in 1976 by a group of private investors, the Company diversified into the manufacture and sale of polypropylene-based industrial fabrics and specialty yarns. Between 1981 and 1983, the Company entered the construction and civil engineering products market, initially by manufacturing woven geotextiles and later through its introduction of Fibermesh(R) fibers for concrete reinforcement. In 1985, the Company added secondary carpet backing to its product offerings. In fiscal 1991, the Company purchased a technical synthetic fabrics operation located in Gainesville, Georgia, from Chicopee, a subsidiary of Johnson & Johnson (the "Chicopee Acquisition"). In addition to broadening the Company's line of geosynthetic products, the acquisition gave the Company access to new markets for high performance geotextiles. As a result of improved fiber technology and increased fiber manufacturing capabilities, the Company opened its sixth facility, the nonwoven geotextile plant in Ringgold, Georgia in 1992, enabling the Company to offer a full line of geotextile products.


     On February 27, 1997, the Company acquired certain assets of the Spartan Technologies division of Spartan Mills. The assets will be used primarily in the manufacturing of nonwoven fabrics used in the geotextile and furniture and bedding markets.


     The Company was acquired by the Partnership in December 1986. Immediately prior to the completion of the Common Stock Offering, all of the issued and outstanding capital stock of the Company was owned by the Partnership. SI Management L.P. (the "General Partner") is the sole general partner of the Partnership. Synthetic Management G.P. is the sole general partner of SI Management L.P. By virtue of these relationships, Synthetic Management G.P. controls the management and affairs of the Partnership and, therefore, the Company. See "Certain Relationships and Related Transactions."

     On November 1, 1996, the Company sold 2,875,000 shares of Common Stock in the Common Stock Offering. The net proceeds to the Company from the sale (after payment of underwriting discounts and commissions and expenses) were approximately $34 million. Immediately following the Common Stock Offering, the Partnership owned 5,781,250 shares of Common Stock, or approximately 67% of the issued and outstanding shares of Common Stock. Employees, officers and directors have been granted options to purchase an additional 6.9% of Common Stock on a fully diluted basis. See "The Company," "Principal Stockholders" and "Certain Relationships and Related Transactions."

INDUSTRY OVERVIEW

     The Company manufactures polypropylene fiber, most of which it consumes internally to manufacture its products. Polypropylene fiber is the second largest polymeric material used in synthetic fabrics, representing approximately 30% of the total U.S. synthetic fiber market, behind polyester and ahead of nylon. According to the Society for the Plastics Industry ("SPI"), total domestic production of polypropylene fiber was approximately 3 billion pounds in 1995 and grew at an annual rate of approximately 9.3% per year in the period from 1993 to 1995.

     The Company believes it is one of the largest manufacturers of polypropylene fiber in the U.S. with approximately 8% of total domestic output. The top ten manufacturers of polypropylene fiber in the United States generate approximately 70% of the annual domestic output of polypropylene fiber. Most of the large producers of polypropylene fiber, including the Company, are vertically integrated, converting polypropylene into fiber which can be used to manufacture fabrics or can be sold directly to other manufacturers. These large producers often have significant shares of the markets in which they compete, such as the Company's share of the primary and secondary carpet backing markets and concrete fiber reinforcement market.

     Most of the products manufactured by the Company are woven and nonwoven polypropylene fabrics. Woven polypropylene fabrics are produced by weaving narrow tapes of slit film, which are made by extruding polypropylene into long sheets. Such fabrics are characterized by high strength to weight ratios. All of the Company's carpet backing products and approximately 42% of its civil engineering products are woven polypropylene fabrics. Nonwoven polypropylene fabrics are produced by mechanically interlocking fibers with barbed needles. Several of the Company's technical textile products and 58% of its civil engineering products, principally for waste containment, roadway and building site applications, are nonwoven polypropylene fabrics.


     Approximately 45% of the polypropylene fiber manufactured by the Company is used by the Company to make carpet backing. The Carpet and Rug Institute ("CRI") estimates that 1996 U.S. shipments of primary polypropylene carpet backing were approximately 1.72 billion square yards. The Company believes that 1996 U.S. shipments of secondary polypropylene carpet backing were 1.63 billion square yards, or approximately 95% of primary carpet backing shipments. According to CRI, growth of total domestic primary carpet backing shipments averaged 2.8% in the period from 1993 to 1996. The growth rate of the Company's primary and secondary carpet backing shipments has generally exceeded that of the market, with an average annual increase in shipments of 8% for the period from fiscal 1993 to fiscal 1996.



     Approximately 33% of the polypropylene fiber manufactured by the Company is used to make construction and civil engineering products, of which approximately 22% and 11% are geotextiles and concrete reinforcing fibers, respectively. According to Industrial Fabrics Association International, approximately 414 million square yards of woven and nonwoven geotextiles were shipped domestically in 1995 for the civil engineering fabric market. According to industry sources, domestic shipments of woven and nonwoven geotextiles are expected to grow at an average annual rate of approximately 6% over the next five years. The growth rate of the Company's civil engineering product lines has outpaced that of the market with average annual growth in shipments of 27% for the period from fiscal 1994 to fiscal 1996. In addition, the Company believes that its Fibermesh(R) products currently have a 65% share of the fiber reinforced concrete market. Fibermesh(R) concrete reinforcing fiber shipments grew at an average annual rate of 8% for the period from fiscal 1994 to fiscal 1996.


     Approximately 22% of the polypropylene fiber manufactured by the Company is used to make technical textiles. The technical textiles market consists of a large number of relatively stable product lines with annual sales in each product line of approximately $10 million to $12 million. The Company expects to generate growth in its technical textiles sales through new products such as building product components and nonwoven furniture construction fabrics.

BUSINESS STRATEGY

     The Company's goals are to maintain steady growth in its core business, develop innovative and value-added products to expand its product lines, penetrate new international markets, and continue to create new high margin niche products out of engineered fabrics and fibers. The Company seeks to be the leading or second supplier in its chosen markets by delivering high-quality products at competitive prices. Key elements of the Company's strategy to achieve these goals are:

  Expand Penetration of Existing Markets

     The Company is committed to expanding sales in markets where it currently has a leadership position by increasing market penetration through the offering of a broader product line to meet its customers' varied needs and by expanding its customer base. The Company is pursuing this goal through (i) the expansion of geographical coverage of its sales effort; (ii) the development of applications-oriented marketing efforts that focus on the Company's product solutions as alternatives to traditional industry practices; (iii) increased customer acceptance of its products created through stringent quality standards and industry accreditation for its test labs; and (iv) the use of in-house technical consultants to educate industry leaders as to the cost savings offered by the Company's products as compared to traditional solutions.

     The Company believes that it has significant expansion opportunities for its existing products. The Company is developing comprehensive marketing efforts to increase sales of its products in existing markets and to penetrate new domestic and international markets, particularly Europe and the Pacific Rim, by increasing awareness of its products among existing and potential customers. The Company focuses on education of its customers' engineering support personnel, advertising and application-oriented marketing efforts as it seeks to expand acceptance of its products. The Company has experienced success with this strategy, as evidenced by the growth of its civil engineering product line for which sales have increased from

$31.4 million in fiscal 1994 to $55.4 million in fiscal 1996. Within this product line, the Company has focused on the roadway and building site, erosion control and waste containment sectors. Among the Company's other products, nonwoven geotextile sales to the roadway and building site markets have grown from $12.5 million in fiscal 1994 to $19.2 million in fiscal 1996.

     The Company has also expanded its presence in international markets primarily through additional distribution arrangements, increased marketing efforts focused primarily on major international construction projects and the expansion of its international sales force. As a result, total international sales increased from $25.0 million in fiscal 1994 to $33.3 million in fiscal 1996.

  Develop Innovative Products

     The Company seeks to develop innovative products and modify existing products in response to specific customer needs and to establish new markets through the development of novel applications for its existing products. By increasing its expenditures for research, product development and marketing, the Company believes it will be able to capitalize on its manufacturing strengths and distribution network to introduce new value added products and extend product lines to complement its existing product base. For example, within the Company's Fibermesh(R) product line, a specially designed Fibermesh(R) MD product provides after-crack strength retention to concrete, thus mitigating immediate failure of the concrete. Since its introduction in 1991, sales of Fibermesh(R) MD have grown to $26.5 million in fiscal 1996.

     The redesign and enhancement of its core products have also resulted in the development of high strength geotextiles and the Company's building material products. These developments utilize existing weaving technology to permit construction over extremely weak soils and to replace fiberglass in certain construction applications such as wallboard. The Company's soil reinforcement fibers are used in roadway construction and maintenance and its biotechnical composite three dimensional mats enable vegetation to be grown on steep slopes and in high-flow water channels. The Company believes that these products are environmentally friendly, aesthetically pleasing and low-cost alternatives to crushed rock. The Company has also developed a new line of products that are manufactured using the same production techniques as nonwoven geotextiles but are used as vinyl substrates and spill control products.

  Strengthen Market Position in Carpet Backing

     The Company intends to increase its carpet backing market share through (i) continued capital investment in state-of-the-art equipment for additional carpet backing production capacity, (ii) expansion of sales in the growing commercial carpet sector of the domestic market and (iii) the continued development and strengthening of its relationships with key customers. The Company's sales of primary and secondary carpet backing have grown from $117.8 million in fiscal 1994 to $146.5 million in fiscal 1996. To support this growth, beginning in fiscal 1994, the Company introduced a new production initiative supported by capital expenditures in each of fiscal 1994, 1995 and 1996. Recent expenditures include investments to expand capacity and improve production output through installation of state-of-the-art equipment, including the Company's 88 loom, $35 million expansion at its largest manufacturing facility completed in August 1996 that has increased the Company's current capacity in carpet backing by approximately 16.0%.

     Despite the Company's recent strong growth, customer demand for the Company's products has exceeded capacity. The Company believes it is well positioned, based upon its relationships with its customers, the quality of its products and its planned expansion in manufacturing capacity, to gain market share. While the Company estimates that its share of the domestic residential carpet backing market is 25%, in the growing commercial carpet segment of the U.S. market, which currently represents approximately 25% of the total U.S. carpet market, its share is less than 10%.

     The Company has successfully cultivated long-term relationships with key customers, which include nine of the top ten largest carpet manufacturers in the world. The Company's success in developing and strengthening its relationships with these and other key customers is attributable to its commitment to product quality, dedication to customer technical service and sensitivity and responsiveness to changing customer needs.

  Continue to Improve Manufacturing Efficiencies and Expand Manufacturing
Capacity

     The Company is committed to implementing improvements throughout its manufacturing system that will increase product volume and lower costs. The Company's product design teams continuously seek to incorporate new operating capabilities that enhance or maintain performance specifications while lowering the cost of manufacturing its products. State-of-the-art equipment, much of which has been developed with direct input from internal engineers, has been modified and installed to exceed manufacturing processing specifications, to continuously measure process parameters and to maintain very narrow tolerances, resulting in less product variation. As a result, the Company has been able to improve its manufacturing processes to utilize less labor and material and produce higher quality fabrics. In addition, the Company maintains a human resource program aimed at capturing productivity gains through team building, formal training and employee empowerment.


     The Company also believes that its sales are enhanced as a result of its reputation for quality control and process improvement (especially in markets where product reliability is critical, such as waste containment). For example, the Company was the first geosynthetic manufacturer to have its own test laboratories accredited by the Geosynthetic Research Institute which assures that a quality system and laboratory infrastructure is in place to perform specific tests required in the industry.


     The Company believes that increasing manufacturing capacity at its existing plants will provide the capability to gain market share in its current markets and to continue to expand into new markets. The Company has invested approximately $113 million in capital improvements and new facilities during the five year period ended September 30, 1996 and continuously evaluates opportunities to expand its existing production capacity, add new capabilities and enhance production technologies. Specifically, in response to opportunities in the nonwoven market, the Company constructed a state-of-the-art nonwoven facility in 1992 which management believes to be one of the largest such facilities in the United States. This facility today generates sales exceeding $35 million per year as its products support the geotextile, furniture and building materials markets. The Company's recently completed $35 million capital expenditure will increase capacity for carpet backing and woven geotextile production, thus expanding the Company's market base and should increase consolidated sales over the next twelve months by a projected $30 million. Included in this expansion is a 130,000 square foot building addition to the Company's largest manufacturing facility, 88 new looms and related equipment to support these looms. The Company plans to continue to spend additional capital to increase its manufacturing capability for primary and secondary carpet backing, and woven and nonwoven geotextiles, subject to prevailing market conditions.

  Pursue Strategic Acquisitions

     The Company is continually evaluating the potential acquisition of companies, technologies or products which will complement its existing product lines and manufacturing and distribution strengths. Acquisition opportunities will be evaluated based on the strategic fit, the expected return on capital invested and the ability of management to improve the profitability of acquired operations through cost reductions and other synergies with existing operations.

PRODUCTS

     The Company develops, manufactures and sells a wide array of polypropylene-based industrial fibers and fabrics along its three principal product lines: carpet backing, construction and civil engineering, which comprises environmental/geotextile products and concrete reinforcement products, and technical textiles. The Company manufactures five basic yarn and fiber types, from which approximately 2,000 products are manufactured to serve in excess of 65 end-use markets. The Company aims to compete in markets in which it can be the primary or secondary provider of such products, with over 93% of its products meeting this criterion. Although end-use applications are diverse, the Company has been able to leverage its manufacturing expertise to introduce new products that often define industry standards. Through research, internal developments, marketing and acquisitions, the Company has developed or acquired new technologies to capitalize on a broad range of new niche product opportunities, enabling it to expand beyond its traditional primary carpet backing business. Since 1981, the following product lines have been added to the Company's portfolio: filtration, specialty yarns, geotextiles, Fibermesh(R)concrete reinforcing fibers, secondary carpet backing, staple fibers, erosion control fibers, soil reinforcing fibers and high performance wovens and nonwovens. This diversification has contributed to average annual sales increases of 23.4% for the period from fiscal 1987 to fiscal 1991 and 9.8% for the period from fiscal 1992 to fiscal 1996.

  Carpet Backing

     Carpet backing is the Company's oldest and largest product line. Carpet backing represented approximately 50.1%, 49.0% and 48.9%, or $117.8 million, $133.0 million and $146.5 million of the Company's fiscal 1994, 1995 and 1996 net sales, respectively. The technology utilized in the Company's carpet backing business has provided the basic woven fabric technology for the Company's other product lines. For example, certain geotextiles, agriculture fabrics and furniture construction fabrics are woven on the same looms used to weave carpet backing.

     The Company's carpet backing product line consists of woven primary and secondary fabrics in a variety of styles and widths that are manufactured from polypropylene raw materials. Primary carpet backing is a tightly woven material into which carpet yarn is tufted in the manufacture of broadloom floorcoverings. Secondary carpet backing, which forms the base of the carpet, is the coarser woven fabric that is laminated to the back of tufted broadloom to insure both carpet integrity and dimensional stability. The Company produces a broad range of primary and secondary backing.

     The Company believes it is the second largest producer of carpet backing in the United States, where carpeting is the most popular floor covering material. The total market for carpeting in the United States has grown approximately 4% per year over the past decade. In recent years, the growth rate of the Company's carpet backing sales has generally outpaced that of the market due to the Company's ability to gain market share. Management believes that the Company's growth rate has been limited by its production capacity.

  Construction and Civil Engineering

     The Company's construction and civil engineering product line has two distinct segments: environmental and geotextile products and concrete reinforcement fibers. Construction and civil engineering has achieved rapid growth since 1993 when the Company enhanced its channels of distributions for Fibermesh(R) and expanded into production of nonwoven geotextiles. Construction and civil engineering products represented approximately 29.3%, 30.6% and 32.4%, or $68.7 million, $82.9 million and $97.0 million of the Company's fiscal 1994, 1995 and 1996 net sales, respectively. Within this product line, geotextile products principally serve the environmental market, with end uses such as landfill containment and stabilization, erosion control and soil stabilization, separation and reinforcement. The construction market includes subbase reinforcement and stabilization for highway and commercial construction and reinforcement of conventional and pre-cast concrete. Growth in sales in the environmental/geotextiles sector for the period fiscal 1993 to fiscal 1996 averaged 48.3% annually. Fibermesh(R) concrete reinforcing fiber sales grew at an average annual rate of 10.5% for the period from fiscal 1993 to fiscal 1996.

       Environmental/Geotextile Products. The Company's environmental/geotextile product line consists of erosion control fabrics, geotextiles, and soil fibers. These products control erosion and capture sediment; provide filtration, separation and reinforcement of soils; improve engineering properties of native soils; protect landfill liners; and extend pavement life. The specifications of the Company's geosynthetic fabrics and fibers vary depending on specific site conditions, including such factors as slope angles, water flow velocities, climate, runoff, soil profile and ultimate land use. The Company's geosynthetic products generally comply with state agency guidelines pertaining to geosynthetic products issued to date.

     The Company produces a variety of nonwoven geotextiles for use in landfill construction, asphalt roadway construction and drainage systems. The Company's woven geotextiles are typically used in road and building construction to form a separation barrier between unstable soils and aggregate foundations. The Company's LANDLOK(R) erosion control products are used in water runoff channels and in areas of exposed soil and shoreline erosion. These products hold the soil in place, while allowing and supporting vegetative growth.

LANDLOK(R) products are an environmentally friendly and aesthetically pleasing alternative to rock or concrete erosion control methods.


     The Company has developed a strong market position in environmental/geotextile products on the basis of sales growth and engineering strengths. The Company believes it is now the fastest growing supplier of geotextiles to this market, and has the broadest environmental/geotextile product line in North America.


     Environmental and economic concerns have contributed to an increase in government mandates as well as industry practices to control surface runoff and soil erosion and improve water quality. Geotextiles tend to be more durable, easier to use, and more cost effective as compared to similar products made of conventional materials. In highly populated urban areas with high concentrations of roads and buildings the need for good conservation practices is becoming increasingly acute. The Company believes that this market will continue to expand as environmental concerns continue to grow, thereby increasing demand for the Company's products. The Company believes its strength as a cost-effective manufacturer of geotextiles will allow it to continue to increase sales of current products, and introduce new products to this market.


       Concrete Reinforcement. The Company pioneered the concept of using polypropylene fibers as a secondary reinforcement for concrete and developed and introduced Fibermesh(R) to the concrete industry in 1983. The Company believes that its Fibermesh(R) products have a 65% share of the fiber treated segment of the concrete industry. All concrete reinforcement fibers, including Fibermesh(R), have only approximately 9% penetration of the total concrete industry. Growth in this market will be based on increased acceptance of the use of synthetic fibers for concrete reinforcement as a replacement for conventional wire mesh. The Company estimates that 250 million cubic yards of concrete poured annually in the United States could potentially benefit from the use of Fibermesh(R) fibers.



     The addition of Fibermesh polypropylene fibers to the concrete mixture gives the concrete greater crack resistance and improved impact strength. Primary applications for fiber reinforced concrete are commercial and residential slabs, precast pipe and other products, shotcrete installations, and whitetopped highways. Fibermesh(R) provides a cost-effective replacement for the nonstructural wire mesh traditionally used in concrete construction and improves the concrete's durability. Fibermesh(R) complies with construction guidelines and specifications issued by all of the national building code associations. Of the three synthetic fiber types used in fiber reinforced concrete, polypropylene is recognized for its superior properties over nylon and polyester. Fibermesh(R) is sold in fibrillated, monofilament and multi-denier designs, the latter of which is protected by a U.S. patent.


  Technical Textiles

     Technical textiles produced by the Company are products and systems that offer high performance solutions for niche markets. Technical textiles represented approximately 20.6%, 20.4% and 18.7%, or $48.5 million, $55.5 million and $56.0 million of the Company's fiscal 1994, 1995 and 1996 net sales, respectively. Technical textiles are sold to several niche markets, including the furniture, filtration, agricultural and recreational industries, and each product in those markets generally accounts for $10 to $12 million or less in sales. The Company's technical textile products are generally differentiated on the basis of product uniqueness, quality and service rather than price.

     The Company's technical textiles consist of specialty fabrics, industrial yarns and fibers. The specialty fabrics are manufactured in a variety of widths, weights, permeability ranges and dimensional configurations primarily from polypropylene and, to a minor extent, other synthetic fibers. Customers use these fabrics to manufacture products used in diverse applications such as filtration (e.g., bauxite mining, wastewater treatment, electrostatic-air filters and chemical separation), agriculture (e.g., shade for foliage protection and environmental screening), and recreation (e.g., swimming pool covers and trampoline mats).

     The Company also sells its industrial yarns and fibers directly to weavers, knitters, and non-woven manufacturers who produce niche market products, such as automobile upholstery, coat linings, geotextiles, air filters and water filtration media.

     Recent product line repackaging has created new business programs for the Company, which programs are currently in the new product launch phase. These programs include professional landscaping products, livestock maintenance fabrics and building product components.


MARKETING AND SALES

     Carpet Backing. The Company sells its carpet backing products to 91 customers in the carpet industry, most of whom are carpet manufacturers located in the United States. In fiscal 1996, the Company's ten largest carpet backing customers accounted for approximately 78% of its total net sales to the carpet industry. In fiscal 1996, sales to Shaw, the Company's largest customer, accounted for approximately 36% of net carpet backing sales and approximately 18% of the Company's total net sales. Shaw is estimated to have 27% of the United States carpet market.

     The Company's carpet backing products are sold primarily through the Company's sales force that is directed from a central sales office in Calhoun, Georgia. All of the sales managers have significant industry experience and monitor ongoing product requirements, styling changes and competitive trends affecting their customers.

     Construction and Civil Engineering. The Company's geosynthetic products are sold primarily in North America to regional and national distributors, installers of landfill liners and various governmental transportation departments, port authorities and waterway commissions. In fiscal 1996, the ten largest geosynthetic product customers accounted for approximately 30% of the Company's total net sales in this product line.

     The Company's geosynthetic products are marketed by full-time salespeople with expertise in civil engineering and agronomy who are directed from a central office in Chattanooga, Tennessee. These salespeople, along with a technical support staff at Company headquarters, provide design and field engineering services to customers. They also are integral to the process of obtaining required governmental permits for use of the products by end-users. In addition, the Company has an ongoing marketing communications program to build awareness of product capabilities and expand interest in and use of geotextiles.

     Fibermesh(R) is sold through a direct sales force to ready-mix concrete companies and precast concrete product manufacturers located primarily in the United States and the United Kingdom. The Fibermesh(R) sales force operates out of divisional offices in Austin, Texas, Denver, Colorado, Chattanooga, Tennessee and Chesterfield, England. In addition, Fibermesh(R) is sold through a contract with Master Builders, Inc., a construction industry product distributor. Other construction industry product distributors market Fibermesh(R) in over 50 foreign countries. In fiscal 1996, the ten largest Fibermesh(R) customers accounted for approximately 12% of the Company's total net sales of Fibermesh(R).

     Technical Textiles. The Company sells its specialty fabrics to a diverse group of approximately 400 manufacturers located primarily in North and Central America and the Pacific Rim countries. The Company sells its industrial yarns and fibers to a diverse group of approximately 100 manufacturers located in North America and Europe. In fiscal 1996, the Company's ten largest technical textile customers accounted for approximately 26% of the Company's total net sales of technical textiles. The Company's technical textiles are marketed by salespersons through sales offices in Gainesville, Ringgold and Calhoun, Georgia and Chesterfield, England.

COMPETITION

     The markets for the Company's products are highly competitive. In the manufacture and sale of carpet backing, which represented approximately 49% of the Company's total net sales for each of fiscal 1996 and 1995, the Company competes primarily with Amoco, and, to a lesser extent, Wayn-Tex Inc. and certain other companies. Amoco has the dominant position in the carpet backing market worldwide. In the United States, only the Company and Amoco produce a broad range of primary and secondary carpet backing in a variety of styles and widths. The Company competes in the carpet backing market primarily on the basis of quality, availability, service, price and product line variety, providing carpet manufacturers with a reliable alternative source of supply to Amoco.

     In the manufacture and sale of the Company's other products, the Company generally competes with a number of other companies, some of which are significantly larger and have substantially greater resources than the Company. The Company's primary competitors in the construction and civil engineering market are Amoco and Nicolon Corporation with respect to geotextiles, North American Green, Inc. with respect to environmental and erosion control products, and W.R. Grace & Co., which markets but does not manufacture concrete reinforcement fibers, with respect to concrete reinforcement. The Company competes in the concrete reinforcement fiber market primarily on the basis of product design and technical service. In some applications, Fibermesh(R) also competes with welded wire fabric on the basis of product performance and cost. The Company competes in the construction and civil engineering market on the basis of product line breadth and quality, price, and the custom design, engineering and other services it provides to customers. With respect to technical textiles, competitors vary depending upon the specific market niche. The Company competes in each segment of the technical textiles market primarily on the basis of service, quality, innovation and product line variety.

     The pricing policies of the Company's competitors have at certain times in the past limited the Company's ability to increase the prices or caused the Company to lower the prices of certain of its products. See "-- Products,"
"-- Marketing and Sales" and "-- Raw Materials".

MANUFACTURING PROCESS

     Polypropylene, a chemically inert plastic derived from petroleum, is the basic raw material used in the manufacture of substantially all of the Company's products. SI believes it is a technological leader in the conversion of polypropylene into woven and nonwoven polypropylene products. The expertise of the Company's research and development and marketing staff has enabled the Company to develop innovative products, frequently in response to specific customer needs.

     Woven fabrics are produced by interlacing thousands of strands of extruded yarn at right angles to one another. The manner in which the yarn is interlaced determines the type of weave. Woven fabrics are characterized by strength and dimensional stability. The Company's woven fabric products include primary and secondary carpet backing, geotextiles, erosion control fabrics, and specialty fabrics for the filtration, recreational, construction and agricultural markets.

     Nonwoven fabrics are produced by first stacking several layers of webbed short length fibers and then entangling the layers by punching barbed needles through the layers. Nonwoven fabrics provide extensibility without rupture and dimensionality. The Company's nonwoven fabric products include geotextiles, erosion control fabrics, furniture and bedding construction fabrics, and spill control fabrics.

     The Company believes that it has state-of-the-art manufacturing capability in both its woven and nonwoven product lines and is one of the most cost-efficient producers in the markets in which it participates. The Company's three primary manufacturing processes are extrusion, weaving and needlepunching.


     Extrusion. Much of the Company's expertise has been developed in its extrusion processes. Many of the product's specification properties are created by engineering the polymeric raw materials during the extrusion process. In addition to yarns and fibers for conventional end-uses, the Company has also developed value-added products through the use of additives including those which resist sunlight degradation. The Company owns and operates one of the world's largest polypropylene staple fiber lines. Most of the Company's extruded products are consumed internally and become value-added woven and nonwoven fabrics, but some are sold to weavers, knitters, nonwovens producers and convertors.


     Weaving. The yarns produced in the Company's extrusion and yarn spinning operations are woven on looms to produce the wide variety of fabrics that the Company sells through all of its marketing divisions. Fabric properties are engineered to industry specifications by altering constituent yarns and weave patterns. Looms are generally interchangeable to weave carpet backing, geotextiles and certain agricultural fabrics. The breadth of the Company's woven product offerings was enhanced by the Chicopee Acquisition.

     Needlepunching. In 1993, the Company constructed a state-of-the-art needlepunched nonwovens fabric facility. This modern plant produces a new generation of engineered cost-effective fabrics for the geotextile, furniture construction and chemical spill cleanup markets. In February 1997, the Company acquired certain assets of the Spartan Technologies division of Spartan Mills to be used primarily in the manufacturing of needlepunched nonwoven fabrics used in the geotextile and furniture and bedding markets.



     The Company maintains a complete rigorous quality control program centered around statistical process control and customer key measures. Each stage of the process from the raw material to the final product is monitored using standard procedures and test methods which satisfy the quality control standards established by the International Standards Organization.


     The Company's production equipment is capable of manufacturing a variety of woven and nonwoven polypropylene products. This versatility enables the Company to alter the product mix within its woven and nonwoven product lines in response to market demand or to take advantage of specific profit opportunities.

     The Company's plants are run on a continuous 24-hour per day basis, seven days a week, 350 days per year. Orders are typically filled from inventory.

RESEARCH AND DEVELOPMENT

     The Company's research and development is focused primarily on development and as such the Company engages in product design, development and performance validation to improve existing products and to create new products. The Company expended approximately $2.0 million (approximately 0.7% of sales) and $1.9 million (approximately 0.7% of sales) on Company-sponsored research and development activities in fiscal 1996 and fiscal 1995, respectively. As part of a recently completed strategic review, the Company expects to increase research and development expenses in fiscal 1997 to approximately $5.2 million.

INTERNATIONAL OPERATIONS

     The Company conducts its foreign sales operations through subsidiaries in Europe and a network of distributors worldwide. In fiscal 1996, the aggregate sales (principally of construction and civil engineering products) by such foreign subsidiaries and marketing divisions were approximately $5.5 million. International sales from United States operations in fiscal 1996 were $27.8 million. Total international sales were 9.3% of consolidated net sales.

RAW MATERIALS

     Polypropylene, which is a petroleum derivative, is the basic raw material used in the manufacture of substantially all of the Company's products. The Company currently purchases polypropylene in pellet form principally from four suppliers, with Fina Oil & Chemical Company being the Company's largest supplier of polypropylene. These purchases are generally made pursuant to long-standing arrangements.

     Polypropylene purchases account for approximately 50% of the Company's cost of sales. Increases in the price of polypropylene without offsetting increases in selling prices could have a significant negative effect on the Company's results of operations and financial condition. The Company believes that the sales prices of its products will adjust over time to reflect changes in polypropylene costs. The Company has not experienced production curtailment due to shortages of polypropylene supply at any time.

REGULATION

     The Company is subject to federal, state and local laws and regulations affecting its business, including those promulgated under the Occupational Safety and Health Act and by the Environmental Protection Agency or similar agencies. Many of the Company's construction and civil engineering products have applications that are subject to building code association guidelines and specifications and highway department guidelines. Obtaining the necessary approvals can delay new product introductions in some areas. Moreover, the enactment of new legislation or the issuance of new guidelines may require the Company to modify its existing geotextile and erosion control fabric products and may also delay the Company's introduction of new geotextiles and erosion control fabric products.

     The Company's expenditures to date in connection with such federal, state and local laws and regulations have not been material to its operations. The Company believes it is currently in substantial compliance with applicable governmental regulations.

ENVIRONMENTAL COMPLIANCE

     The Company is subject to a broad range of federal, foreign, state and local laws and regulations relating to the pollution and protection of the environment. Among the many environmental requirements applicable to the Company are laws relating to air emissions, wastewater discharges and the handling, disposal or release of solid and hazardous substances and wastes. Based on continuing internal review and advice from independent consultants, the Company believes that it is currently in substantial compliance with applicable environmental requirements. A cease-and-desist order was issued by the U.S. Army Corps of Engineers on June 13, 1996, concerning the Chickamauga, Georgia facility and the deposit of filling material into national wetlands without a permit. The Company is working with the Army Corps of Engineers to create an equivalent wetland area. The Company does not anticipate that such order will have a material adverse effect on its operations.

     The Company is also subject to laws, such as the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), that may impose liability retroactively and without fault for releases or threatened releases of hazardous substances at on-site or off-site locations. The Company is not aware of any releases for which it may be liable under CERCLA or any analogous provision.

     Actions by federal, state and local governments in the United States and abroad concerning environmental matters could result in laws or regulations that could increase the cost of producing the products manufactured by the Company or otherwise adversely affect demand for its products. For example, certain local governments have adopted ordinances prohibiting or restricting the use or disposal of certain polypropylene products. Widespread adoption of such prohibitions or restrictions could adversely affect demand for the Company's products and thereby have a material adverse effect upon the Company. In addition, a decline in consumer preference for polypropylene products due to environmental considerations could have a material adverse effect upon the Company.

     Most of the Company's manufacturing processes are mechanical and are therefore considered to be environmentally benign. Polypropylene resins are readily recyclable, and the Company recycles post-industrial waste for certain of the its products. In addition, each of the Company's manufacturing sites has equipment and procedures for reclaiming a majority of internally generated scrap, thus reducing the amount of waste sent to local landfills. As a result, the Company does not currently anticipate any material adverse effect on its operations, financial condition or competitive position as a result of its efforts to comply with environmental requirements. Some risk of environmental liability is inherent, however, in the nature of the Company's business, and there can be no assurance that material environmental liabilities will not arise. It is also possible that future developments in environmental regulation could lead to material environmental compliance or cleanup costs.

PROPERTIES

     The Company operates the following principal domestic manufacturing and distribution facilities. All of the Company's owned properties are subject to liens in favor of the lenders under the Credit Facility.

                                                                                   APPROXIMATE
                                                                                  SQUARE FOOTAGE   OWNED OR
          LOCATION                            PRINCIPAL FUNCTION                   OF FACILITY      LEASED
          --------                            ------------------                  --------------   --------
Chickamauga, Georgia.........  Manufacturing of carpet backing, geotextiles and       738,800      Owned
                               fibers
Dalton, Georgia..............  Distribution center and multi-product warehouse        216,000      Owned
Ringgold, Georgia............  Manufacturing of geotextiles                           183,750      Owned
Chattanooga, Tennessee.......  Manufacturing of specialty yarns                       126,432      Owned
Alto, Georgia................  Manufacturing of certain yarns                          92,400      Owned
Dalton, Georgia..............  Needlepunching of carpet backing                        44,945      Owned
Gainesville, Georgia.........  Manufacturing of certain fabrics                       200,000      Leased
Dalton, Georgia..............  Woven, nonwoven and geotextile warehouse               185,000      Leased
  124 Keene Street
Dalton, Georgia..............  Geosynthetic products and fiber warehouse              168,000      Leased
  120 Keene Street
Chickamauga, Georgia.........  Manufacturing of carpet backing, geotextiles and       143,736      Leased
                               fibers
Dalton, Georgia..............  Specialty yarn warehouse                               104,827      Leased
  Cleveland Highway
Cornelia, Georgia............  Assembly of certain fabrics                             76,000      Leased
Westside, Georgia............  Carpet backing warehouse                                86,440      Leased
Dalton, Georgia..............  Carpet backing warehouse                                85,000      Leased
  North Dug Gap
Dalton, Georgia..............  Geosynthetic products warehouse                         36,000      Leased
  Florence
Dalton, Georgia..............  Geosynthetic products warehouse                         31,500      Leased
  1408 Coronet
Claremont, North Carolina....  Nonwoven fabrics warehouse                              14,000      Leased
Tupelo, Mississippi..........  Nonwoven fabrics warehouse                              13,500      Leased
Chattanooga, Tennessee.......  Corporate support offices                                4,800      Leased
                                                                                    ---------
          Total................................................................     2,551,130
                                                                                    =========

ORDER BACKLOG

     The Company generally sells its products pursuant to customer orders which are satisfied either out of inventory or by the manufacture and shipment of the product promptly following receipt of an order. Accordingly, the dollar amount of backlog orders believed to be firm is not significant or indicative of the Company's future sales and earnings.

EMPLOYEES

     As of September 30, 1996, the Company employed 2,212 persons in the United States, of whom 458 were salaried employees and the remainder were hourly employees. None of the Company's employees are unionized. The Company has never experienced any strikes and believes its relations with employees to be satisfactory. The Company employs 13 persons in the United Kingdom.

PATENTS AND TRADEMARKS

     The Company owns or is licensed under several United States and foreign patents. While these patents are helpful to the Company's business, it is believed that a loss of patent exclusivity would not be materially adverse to the Company's business.

     The Company has registered several of its trademarks, including FIBERGRIDS(R), FIBERMESH(R) and LANDLOK(R), with the United States Patent and Trademark office and with several foreign trademark offices.

CLAIMS AND LEGAL PROCEEDINGS

     The Company and its subsidiaries are parties to litigation arising out of their business operations. Most of such litigation involves claims for personal injury, property damage, breach of contract and claims involving employee relations and certain administrative proceedings. The Company believes such claims are adequately covered by insurance or do not involve a risk of material loss to the Company.


     The General Partner, Synthetic Management G.P., Leonard Chill, Jon P. Beckman, W. Wayne Freed, Ralph Kenner, W. Gardner Wright, Chill Investments, Inc., Beckman Investments, Inc., Freed Investments, Inc., Kenner Investments, Inc. and Wright Investments, Inc., as defendants, and the Partnership, as a nominal defendant, have been named in two putative class action lawsuits filed by a limited partner of the Partnership on behalf of himself, the other limited partners and the Partnership. In the first action, filed on February 11, 1997 in the Delaware Court of Chancery, the plaintiff has alleged, among other things, breach of the defendants' fiduciary duty to achieve the highest possible value for the limited partners in connection with the November 1, 1997 Common Stock Offering of the Company by failing to explore alternative transactions that could potentially threaten their positions with and control over the Company and the benefits derived therefrom. The plaintiff seeks, among other things, removal of the General Partner, dissolution of the Partnership, appointment of a receiver, rescission of certain stock option grants and employment agreements and compensatory damages in an undetermined amount. The second lawsuit was filed in the U.S. District Court of the Northern District of California on May 1, 1997. In connection with a letter sent by the General Partner to the limited partners, the plaintiff has alleged that the defendants have violated federal securities laws by mailing a proxy solicitation to the limited partners without first filing with the Commission, mailing out the solicitation without filing or disseminating a proxy statement and failing to disclose numerous material facts in the solicitation. The complaint seeks an injunction to remedy the alleged violations of securities regulations and a declaratory judgment stating that the defendants violated securities regulations. The Partnership is a principal stockholder of the Company and certain members of the Company's management control the General Partner. See "Certain Relationships and Related Transactions." The Company is not named as a defendant in either lawsuit and the Company does not believe that the ultimate resolutions will have a material adverse effect on the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     The following table sets forth certain information concerning each of the executive officers and directors of the Company:


               NAME                 AGE                 POSITION AND OFFICES HELD
               ----                 ---                 -------------------------
Leonard Chill.....................  64    President, Chief Executive Officer and Director
W. Wayne Freed....................  61    Vice President -- Market Development
Ralph Kenner......................  52    Vice President -- Manufacturing
William Gardner Wright, Jr........  68    Vice President -- General Manager Carpet Backing
                                          Division
Robert J. Breyley.................  68    Vice President -- Fibermesh(R) Division
W.O. Falkenberry..................  54    Vice President -- Human Resources
C. Ted Koerner....................  47    Vice President -- General Manager Construction/Civil
                                          Engineering Products Group
John Michael Long.................  53    Vice President -- General Manager Technical Textiles
                                          Group
Joseph Sinicropi..................  43    Chief Financial Officer and Secretary
Bobby Callahan....................  54    Controller
Joseph F. Dana(1)(2)..............  49    Director
Lee J. Seidler(1).................  62    Director
William J. Shortt(1)..............  72    Director
Robert L. Voigt(1)................  78    Director


---------------

(1) Member of Compensation Committee and Audit Committee.


(2) Effective July 1, 1997, Mr. Dana will become the Chief Operating Officer and General Counsel of the Company.


     Directors of the Company are elected each year at the annual meeting of stockholders. The Company's officers serve at the discretion of the Board.

     Leonard Chill joined the Company in December 1973 as President and was appointed Chief Executive Officer in 1986. He has been a director since 1986. From 1967 until joining the Company, he held a number of positions with Thiokol Corporation in its Fibers Division, including that of General Manager. Mr. Chill is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P., the entity which is the sole general partner of the general partner of the Partnership. See "The Company".

     W. Wayne Freed joined the Company in 1981 and became Vice
President -- Market Development in 1987. Prior thereto, he had 28 years experience in the textile industry. Mr. Freed is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P.

     Ralph Kenner has been Vice President -- Manufacturing since 1984. He joined the Company in 1974 as Director, Industrial Relations and served in that capacity until 1976. In 1976, he was appointed Plant Manager and served in that capacity until 1984. Mr. Kenner is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P.

     William Gardner Wright, Jr. was Vice President -- Marketing and Sales from 1983 to 1996 at which time he was named Vice President -- General Manager of the Carpet Backing Division. From 1977 until 1983, he was President of Synca Marketing Corp., a textile sales agency which served as a sales agent for the Company's primary carpet backing, as well as the products of other manufacturers. Mr. Wright is a director of the Sun Trust Bank of Northwest Georgia. Mr. Wright is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P.

     Robert J. Breyley joined the Company in 1984 and became Vice
President -- Fibermesh(R) Division in December 1984. Prior thereto, he held a variety of managerial positions with Master Builders, Inc., a leading concrete admixtures supplier. During his last six years with Master Builders, he was Senior Vice President of Sales and Marketing.

     W.O. Falkenberry joined the Company in 1993 as Vice President -- Human Resources. Prior thereto, he was Director of Human Resources with the Champion Products Division of the Sara Lee Corporation from 1989 to 1993.

     C. Ted Koerner joined the Company in 1990 and became Vice
President -- Construction Products Division in 1993. He was named Vice President -- General Manager of the Construction/Civil Engineering Products Group in 1995. Prior thereto, Mr. Koerner was an engineer with the Ohio Department of Transportation; a sales engineer, product supervisor and regional engineer with Armco Steel Corporation; and a sales manager with National Seal Corporation.

     John Michael Long was Vice President -- Nonwoven Fabrics from 1991 to 1996 at which time he was named Vice President -- General Manager of the Technical Textiles Group. Prior thereto, he held a variety of managerial positions with Spartan Mills, a manufacturer of nonwoven geotextile fabrics. During his last five years at Spartan, he was Vice President and General Manager.

     Joseph Sinicropi joined the Company in 1995 as Chief Accounting Officer. He was named Chief Financial Officer and Secretary in February 1996. Prior to joining the Company, he was an audit senior manager in the international accounting firm of Deloitte & Touche LLP from 1985 to 1995.

     Bobby Callahan joined the Company in 1977 and has been Controller since 1980. Prior thereto, he held a variety of financial management positions in the carpet industry.

     Joseph F. Dana has been engaged in the private practice of law for over twenty years and has been a member of the law firm Watson & Dana, LaFayette, Georgia, since its formation in 1978. Mr. Dana has served as general counsel to the Company since 1987 and has been a Director since 1993.

     Lee J. Seidler was Senior Managing Director at Bear, Stearns & Co. Inc. from 1981 to 1989. He is presently associated with Bear, Stearns & Co. Inc. as Managing Director Emeritus. Mr. Seidler is a director of the Shubert Foundation, The Shubert Organization, and Players International, Inc. and has been a director of SafeCard Services, Inc. and Eastbank, N.A. He has been a Director since 1993.

     William J. Shortt retired from Johnson & Johnson in 1989. From 1977 to 1989, he was Director of Government and Trade Relations, Southeast at Johnson & Johnson. Mr. Shortt has also been a director of Standard Telephone Company, Standard Group Inc., and First National Bank of Habersham. He has been a Director since 1993.

     Robert L. Voigt served as a consultant to Dixie Yarns Inc. from 1985 until his retirement at the end of 1991. Mr. Voigt also served as a director of Dixie Yarns, Inc. from 1981 to 1987. He has been a Director since 1993.

     Each of the executive officers, except Mr. Breyley, has an Employment Agreement with the Company. There are no family relationships between any of the above officers or directors of the Company.

DIRECTORS' COMPENSATION

     Outside directors receive $15,000 per annum for services as a director and $800 per meeting attended. Directors who are members of management do not receive any meeting attendance fees or additional compensation for service as a director or service on committees of the Board. All directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and its committees on which they serve.

     Under the Company's 1994 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), Messrs. Dana, Seidler, Shortt and Voigt were granted non-qualified stock options (the "Directors' Options") to purchase 28,906, 57,813, 19,271 and 19,271 shares of Common Stock, respectively. The Directors' Plan does not provide for any further grants of options thereunder.

     The purchase price of the shares of Common Stock subject to the Directors' Options was determined by reference to the fair market value of the Common Stock, as determined by the Compensation Committee, at the time Messrs. Dana, Seidler, Shortt and Voigt became members of the Board. As of October 1, 1996, 100% of the number of shares of Common Stock subject to each Director Option are vested and are exercisable. As a Company employee, Mr. Chill is not eligible to participate in the Directors' Plan. In the event that the outstanding shares of Common Stock are changed by reason of reorganization, merger, consolidation, recapitalization, reclassification, stock split, combination or exchange of shares and the like, or dividends payable in Common Stock, an appropriate adjustment shall be made by the Committee in the aggregate number of shares of Common Stock available under the Directors' Plan and in the number of shares and price per share subject to outstanding Directors' Options. The term of each Directors' Option is ten years from the date of grant.

BOARD COMMITTEES

     The Board has established a Compensation Committee, composed of Messrs. Dana, Seidler, Shortt and Voigt, which establishes salary, incentives and other forms of compensation and administers the Company's 1994 Stock Option Plan and 1996 Stock Option Plan and other incentive compensation and benefit plans applicable to the Company's officers. The Board has also established an Audit Committee, composed of Messrs. Dana, Seidler, Shortt and Voigt, which recommends to the Board the selection of independent auditors, and reviews the scope and results of the audit and other services provided by the independent auditors.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth information regarding the compensation paid during each of the Company's last three completed fiscal years to the Chief Executive Officer of the Company and each of the other four most highly compensated executive officers of the Company as of September 30, 1996 (collectively, the "Named Executive Officers").

                                                                                       LONG-TERM
                                                                                      COMPENSATION
                                                                                         AWARDS
                                                      ANNUAL COMPENSATION             ------------
                               FISCAL YEAR   --------------------------------------    SECURITIES
          NAME AND                ENDED                              OTHER ANNUAL      UNDERLYING       ALL OTHER
     PRINCIPAL POSITION         SEPT. 30,    SALARY($)   BONUS($)   COMPENSATION($)    OPTIONS(#)    COMPENSATION($)
     ------------------        -----------   ---------   --------   ---------------   ------------   ---------------
Leonard Chill................     1996        254,871    118,119            --             --             9,924(1)
Chief Executive Officer and       1995        254,871     89,939         4,668             --            10,044(1)
President                         1994        247,447    127,260         3,989             --             9,921(1)
Ralph Kenner.................     1996        145,973     55,063            --             --             4,170(2)
Vice President --                 1995        145,973     41,926         2,344             --             4,482(2)
Manufacturing                     1994        125,973     66,660         2,300             --             4,497(2)
William Gardner Wright,
  Jr.........................     1996        235,664     81,920            --             --             4,170(2)
Vice President -- General         1995        235,664     70,238           304             --             4,005(2)
Manager -- Carpet Backing         1994        235,664     99,384           339             --             4,497(2)
Division
Robert J. Breyley............     1996        141,720     48,144            --             --             4,170(2)
Vice President --                 1995        141,720     49,500            --             --             3,329(2)
Fibermesh(R) Division             1994        141,720     72,000            --             --             4,198(2)
W. Wayne Freed...............     1996        152,400     37,123            --             --             4,170(2)
Vice President -- Market          1995        142,000     28,267         1,808             --             4,090(2)
Development                       1994        128,544     29,969         2,109             --             3,808(2)

---------------

(1) These amounts consist of $5,424 of insurance premiums paid by the Company under a term life insurance policy in each of 1996, 1995 and 1994, and $4,500, $4,620 and $4,497 contributed by the Company under its 401(k) plan in 1996, 1995 and 1994, respectively.

(2) These amounts represent the annual contribution made by the Company under its 401(k) Plan in the respective year.

                       OPTIONS GRANTS IN LAST FISCAL YEAR

     The following table sets forth options granted to the Named Executive Officers during fiscal 1996:

                                                   INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                                  ----------------------------------------------------      VALUE AT ASSUMED
                                  NUMBER OF     % OF TOTAL                                ANNUAL RATES OF STOCK
                                  SECURITIES     OPTIONS                                 PRICE APPRECIATION FOR
                                  UNDERLYING    GRANTED TO    EXERCISE OR                    OPTION TERM(1)
                                   OPTIONS     EMPLOYEES IN   BASE PRICE    EXPIRATION   -----------------------
              NAME                GRANTED(#)   FISCAL YEAR      ($/SH)         DATE          5%          10%
              ----                ----------   ------------   -----------   ----------   ----------   ----------
Leonard Chill...................    34,875         17.8%        $10.72       12/09/05      $235,058     $595,665
Ralph Kenner....................    20,458         10.4          10.72       12/09/05       137,887      349,423
William Gardner Wright, Jr......    20,458         10.4          10.72       12/09/05       137,887      349,423
Robert J. Breyley...............        --           --             --             --            --           --
W. Wayne Freed..................    20,458         10.4          10.72       12/09/05       137,887      349,423

---------------

(1) These gains are based on arbitrary compounded rates of growth of stock prices mandated by the Securities and Exchange Commission of 5% and 10% per year from the date the option was granted over the full option term. These rates do not represent the Company's estimate or projection of future prices of the Common Stock. There is no assurance that the values that may be realized by any Named Executive Officer upon exercise of his options will be at or near the value estimated in the foregoing table.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth option exercises by and the value of the in-the-money unexercised options held at September 30, 1996:

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                SHARES                       OPTIONS AT FY-END(1)              AT FY-END(2)
                              ACQUIRED ON      VALUE      ---------------------------   ---------------------------
            NAME              EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              -----------   -----------   -----------   -------------   -----------   -------------
Leonard Chill...............      --            --          27,602         117,680        $62,933       $268,310
Ralph Kenner................      --            --           8,353          45,518         19,045        103,781
William Gardner Wright,
  Jr........................      --            --           8,353          45,518         19,045        103,781
Robert J. Breyley...........      --            --           2,421           7,264          5,520         16,562
W. Wayne Freed..............      --            --           8,353          45,518         19,045        103,781

---------------

(1) Any shares of Common Stock received upon the exercise of options are subject to "lock-up" agreements with the underwriters of the Common Stock Offering.

(2) Based on the initial public offering price ($13.00 per share) less the exercise price ($10.72 per share) payable for such shares.

EMPLOYMENT AGREEMENTS

     Each of Messrs. Chill, Freed, Kenner and Wright (the "Executives") are employed by the Company pursuant to individual employment agreements effective as of September 6, 1996 (the "Effective Date"). The term of employment under these agreements is three years from the Effective Date; provided that on each anniversary of the month following the first Effective Date, and each successive month, the term is automatically extended for one successive month, providing a minimum remaining term of two years, unless either party terminates the agreement by written notice. The current annual salaries for Messrs. Chill, Freed, Kenner and Wright pursuant to these agreements are $270,163, $161,544, $154,731 and $249,803, respectively, and are subject to annual review by the Board.

     The Company has the right to terminate the Executive's employment for "cause" or "without cause", in each case as defined in the applicable employment agreement. In the event that an Executive is terminated by the Company "without cause," other than following a "Change in Control" (as defined below), the Executive is entitled to receive his base salary at the rate in effect on the date of termination of employment for a period of two years from the date of termination, any unpaid, accrued amounts under the annual incentive plan, a pro rata payment under the annual incentive plan for the termination year, a payment equal to the three year average of incentive payments received under the Company's annual incentive plan and any stock option rights due through the end of the term. Under each employment agreement, a Change in Control occurs when (i) any person or group becomes the beneficial owner of capital stock of the Company representing 35% of all the voting stock,
(ii) the members of the Board on the Effective Date cease to constitute a majority of the Board, or (iii) the Company combines with another entity and a person holds more than 35% of the voting stock of the Company or the Company's directors, as of the date immediately before such combination, constitute less than a majority of the board of directors of the combined entity.

     If the Executive is terminated by the Company "without cause" prior to the occurrence of a Change in Control and it can be shown such termination occurred in connection with, prior to or in anticipation of the Change in Control, or if the termination resulted from a Change in Control, the Executive is entitled to
(i) a lump sum payment equal to two times the Executive's annual base salary and annual incentive plan for the year in which the Change in Control occurs or the prior year, whichever is greater, (ii) unpaid, accrued amounts under the annual incentive plan and a payment that equals the average of the incentive payment received by the Executive under the annual incentive plan for the immediately preceding three years and (iii) certain other supplemental insurance coverages, for a maximum of 18 months (the "Change in Control Provision"). In the event of a Change in Control, whether or not the Executive's employment continues with the Company, all options granted to such Executive under any of the Management Plans (as defined below) shall vest immediately on the date of the Change in Control.

     In the event that an Executive's employment is terminated for disability or death, the Executive (or his estate) is to be paid (a) his base salary at the rate in effect on the date of termination until the earlier of six months from the date of termination or the date of commencement of long term disability payments, if applicable, and (b) any unpaid, accrued amounts under the annual incentive plan, and will receive any stock option rights to which such Executive would otherwise be entitled. In the case of termination by reason of death, the executive is also entitled to a payment under the annual incentive plan equal to the pro rata amount due for the termination year.

OPTION PLANS

     The Company's 1994 Stock Option Plan (the "1994 Plan") was adopted by the Board upon the recommendations of a special committee consisting of Messrs. Seidler, Shortt and Voigt, and approved by the Company's sole stockholder during the fourth quarter of fiscal 1994. The Company's 1996 Stock Option Plan (the "1996 Plan") was similarly adopted on May 15, 1996, as amended as of July 31, 1996.

     Under the 1994 Plan and 1996 Plan (collectively, the "Management Plans") incentive stock options ("ISOs"), as provided in Section 422A of the Internal Revenue Code, and non-qualified stock options may be granted to any full-time employee of the Company or its subsidiaries. The maximum aggregate number of shares of Common Stock that may be issued under the 1994 Plan and 1996 Plan is 491,413 and 289,062, respectively. As of September 30, 1996, options to purchase an aggregate of 491,413 shares of Common Stock had been granted under the 1994 Plan. Of such amount, Messrs. Chill, Wright, Freed, Kenner and other key managers hold options to purchase 145,282, 53,871, 53,871, 53,871 and 130,648 shares of Common Stock, respectively. Mr. Beckman holds options for 53,871 common shares. As of September 30, 1996, the only options granted under the 1996 Plan were options to purchase 21,723 shares of Common Stock granted to Mr. Sinicropi. Options may not be granted under the Management Plans after August 28, 2004. See "Principal Stockholders".

     The purchase price of the shares of Common Stock subject to options under the Management Plans must be no less than the fair market value of the Common Stock at the date of grant, as determined by the Committee; provided, however, that the purchase price of shares of Common Stock subject to ISOs granted to any optionee who owns shares possessing more than 10% of the combined voting power of the Company or any parent or subsidiary of the Company ("Ten Percent Stockholder") must not be less than 110% of the fair market value of the Common Stock at the date of the grant. The maximum term of an option may not exceed ten years from the date of grant, except with respect to ISOs granted to Ten Percent Stockholders which must expire within five years of the date of grant.

     The Management Plans are administered by the Company's Compensation Committee. Subject to the express provisions of the Management Plans, the Compensation Committee has the discretion and authority to determine to whom from among the eligible employees an option may be granted, the time or times at which each option may be exercised, the number of shares of Common Stock subject to each option and the terms and conditions of each stock option agreement issued pursuant to the Management Plans; provided, however, that shares of Common Stock subject to any such agreement shall vest and become exercisable at a minimum rate of 25% per year over a four-year period.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1996 and 1995, the Company paid legal fees totaling approximately $232,000 and $135,000 to the law firm of Watson & Dana. Mr. Dana, a director of the Company and a member of the Compensation Committee, is a member of Watson & Dana.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of February 28, 1997 by: (i) each stockholder known by the Company to own beneficially 5% or more of the outstanding shares of Common Stock; (ii) each director of the Company; (iii) each of the Named Executive Officers; and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, the address for each officer, director and 5% stockholder is c/o Synthetic Industries, Inc., 309 LaFayette Road, Chickamauga, Georgia 30707.

                       NAME                         NUMBER OF SHARES              PERCENT
                       ----                         ----------------              -------
5% STOCKHOLDERS:
Synthetic Industries, L.P.........................     5,781,250(1)                67.53%
The Crabbe Huson Group, Inc.(2)...................       738,000(2)                 8.62%
NAMED EXECUTIVE OFFICERS:
Leonard Chill.....................................        73,554(3)(4)(5)            *
W. Wayne Freed....................................        31,453(3)(4)(5)            *
William Gardner Wright, Jr. ......................        31,453(3)(4)(5)            *
Ralph Kenner......................................        31,453(3)(4)(5)            *
Robert J. Breyley.................................         5,472(4)(6)               *
DIRECTORS:
Joseph F. Dana....................................        28,906(4)                  *
Lee J. Seidler....................................        57,813(4)                  *
William J. Shortt.................................        19,271(4)                  *
Robert L. Voigt...................................        19,271(4)                  *
All executive officers and directors as a group
  (14 persons)(5)(6)(7)...........................       322,834                    3.77%

---------------

 *  Less than 1.0%.

(1) Under certain conditions the Partnership has the right to cause the Company to register the sale of its shares of Common Stock. See "Certain Relationships and Related Transactions."

(2) The business address for The Crabbe Huson Group, Inc. is 121 S.W. Morrison, Suite 1400, Portland, Oregon 97204. Information regarding The Crabbe Huson Group, Inc. has been obtained by the Company from a Schedule 13G filed by The Crabbe Huson Group, Inc. and certain related investment companies with the Commission on or about February 7, 1997. The Crabbe Huson Group, Inc. does not directly own any shares of Common Stock. It has shared voting and investment power over 738,000 shares of Common Stock.

(3) Includes 9,632 shares as to which such person may be deemed to have beneficial ownership as a result of his indirect beneficial ownership of 0.1666% of a partnership interest in the Partnership.

(4) Includes shares of Common Stock subject to options exercisable within 60 days, as follows: Leonard Chill -- 63,923 shares; W. Wayne Freed -- 21,821 shares; William Gardner Wright, Jr. -- 21,821 shares; Ralph Kenner -- 21,821 shares; Robert J. Breyley -- 4,842 shares; Joseph F. Dana -- 28,906 shares; Lee J. Seidler -- 57,813 shares; William J. Shortt -- 19,271 shares; Robert
    L. Voigt -- 19,271 shares.

(5) Does not include 5,781,250 shares (other than the 9,632 shares described in footnote 3 above) as to which Messrs. Chill, Wright, Kenner and Freed may be deemed to have beneficial ownership by virtue of their indirect control of the Partnership. See "Certain Relationships and Related Transactions".

(6) Includes 630 shares as to which Mr. Breyley may be deemed to have beneficial ownership as a result of his indirect beneficial ownership of 0.0109% of a partnership interest in the Partnership.

(7) Does not include (i) an aggregate of 19,976 shares of Common Stock subject to options exercisable within 60 days that are owned by employees of the Company other than the executive officers and (ii) an aggregate of 280,875 shares of Common Stock subject to options that are not exercisable within 60 days that are owned by directors, officers and employees of the Company. Includes an aggregate of 38,528 shares as to which Messrs. Chill, Wright, Kenner and Freed may be deemed to have beneficial ownership as a result of their indirect beneficial ownership of 0.1666% each of a partnership interest in the Partnership.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The General Partner is the sole general partner of the Partnership. Synthetic Management G.P. is the sole general partner of SI Management L.P. By virtue of these relationships, Synthetic Management G.P. controls the management and affairs of the Partnership and, therefore, the Company. The Partnership owns 5,781,250 shares of Common Stock, or approximately 67% of the issued and outstanding shares of Common Stock, and therefore holds the voting power to determine the outcome of all matters upon which stockholders vote.

     The general partners of Synthetic Management G.P. are the following five Delaware corporations: Chill Investments, Inc., Beckman Investments, Inc., Freed Investments, Inc., Kenner Investments, Inc. and W.G. Wright Investments, Inc. Each of Messrs. Chill, Beckman, Freed, Kenner and Wright is the sole director and the sole stockholder of one of Synthetic Management G.P.'s general partners. For further information concerning Messrs. Chill, Beckman, Freed, Kenner and Wright, see "Management -- Executive Officers and Directors of the Company" and "-- Executive Compensation".

     The Company and the Partnership have entered into a Registration Rights Agreement pursuant to which the Company has agreed that upon request of the Partnership the Company will register under the Securities Act and applicable state securities laws the sale of the Common Stock owned by the Partnership and as to which registration has been requested. The Company's obligation is subject to certain limitations relating to a minimum amount required for registration, the timing of a registration and other similar matters. The Company is obligated to pay any registration expenses incidental to such registration, excluding underwriters' commissions and discounts. In connection with the Common Stock Offering, the Company incurred approximately $300,000 of such registration expenses on behalf of the Partnership. The above description is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been filed as an exhibit to Amendment No. 1 to the Company's Registration Statement on Form S-1, filed with the Commission on September 13, 1996, substantially in the form executed. The Partnership, however, is subject to a lock-up agreement with the underwriters of the Common Stock Offering pursuant to which the Partnership has agreed not to offer, sell, agree to sell, grant any option for the sale of or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into, exercisable for or exchangeable for Common Stock) without the consent of Bear, Stearns & Co. Inc. for a period of 270 days after November 1, 1996, and thereafter, until December 31, 1997, only pursuant to an underwritten public offering.

     Lee J. Seidler, a director of the Company, is presently associated with Bear, Stearns & Co. Inc. ("Bear Stearns") as Managing Director Emeritus and from time to time receives fees in connection with consulting and referral services to Bear Stearns, including the Common Stock Offering and the Old Notes Offering. Mr. Seidler has received from Bear Stearns in connection with such services approximately $200,000 since the beginning of the Company's current fiscal year.

     Jon P. Beckman, a former executive officer of the Company and an affiliate of the General Partner, is being retained as a consultant to the Company. Pursuant to his consulting agreement with the Company, Mr. Beckman will receive, until January 31, 2000, or upon earlier termination of his consulting agreement, $125,000 per year and various insurance coverages, and will be authorized to exercise all stock options awarded to him, subject to applicable vesting provisions. Under this agreement, Mr. Beckman is required to provide the Company with 20 hours of consultation per month, has released the Company from any liability resulting from his employment and has also agreed not to compete against the Company.

     The Company leases office space under a five-year lease with William Gardner Wright, Jr., one of the Company's executive officers. The term of the lease expires on September 30, 1998 and the rent is approximately $4,000 per month, which the Company believes is within prevailing market rates.

     Pursuant to a licensing agreement with the Company, W. Wayne Freed, an executive officer of the Company, receives royalties related to the manufacture and sale of a certain product for which Mr. Freed owns all of the U.S. and foreign patents. Under this agreement, Mr. Freed received royalties of $3,079 and

$12,269 in fiscal 1995 and 1996, respectively, and will continue to receive such royalties until 2012 or the earlier termination of the license agreement.

     See also the information and the transactions described under "Management -- Compensation Committee Interlocks and Insider Participation".

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     In connection with the sale of the Old Notes, the Company entered into the Registration Rights Agreement with the Initial Purchaser, pursuant to which the Company agreed to use its best efforts to file with the Commission a registration statement with respect to the exchange of the Old Notes for debt securities with terms identical in all material respects to the terms of the Old Notes, except that the offering of the New Notes would be registered under the Securities Act and therefore the New Notes would not be subject to certain restrictions on transfer applicable to the Old Notes and would not be entitled to registration rights and other rights under the Registration Rights Agreement. The New Notes offered hereby in exchange for Old Notes meet the above requirements. Upon consummation of the Exchange Offer, holders of Old Notes will not be entitled to any further registration rights under the Registration Rights Agreement, except that the Initial Purchaser may have certain registration rights under limited circumstances. See "Risk Factors -- Certain Consequences of a Failure to Exchange Old Notes" and "Description of the Old Notes."

     The Exchange Offer is not being made to, nor will the Company accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

TERMS OF THE EXCHANGE

     The Company hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, to exchange up to $170,000,000 aggregate principal amount of New Notes for a like aggregate principal amount of Old Notes properly tendered on or prior to the Expiration Date (as defined below) and not properly withdrawn in accordance with the procedures described below. The Company will issue, promptly after the Expiration Date, an aggregate principal amount of up to $170,000,000 of New Notes in exchange for a like principal amount of outstanding Old Notes tendered and accepted in connection with the Exchange Offer. Holders may tender their Old Notes in whole or in part in a principal amount of $1,000 and integral multiples thereof.

     The Exchange Offer is not conditioned upon any minimum number of Old Notes being tendered. As of the date of this Prospectus $170,000,000 aggregate principal amount of the Old Notes is outstanding.

     Holders of Old Notes do not have any appraisal or dissenters' rights in connection with the Exchange Offer. Old Notes which are not tendered for exchange or are tendered but not accepted in connection with the Exchange Offer will remain outstanding and be entitled to the benefits of the Indenture, but will not be entitled to any further registration rights under the Registration Rights Agreement, except that the Initial Purchaser may have certain registration rights under limited circumstances.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof promptly after the Expiration Date.

     Holders who tender Old Notes in connection with the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes for New Notes in connection with the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "-- Fees and Expenses."

     NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR THE COMPANY MAKES ANY RECOMMENDATION TO HOLDERS OF OLD NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OLD NOTES PURSUANT TO THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF OLD NOTES MUST MAKE THE OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER AND, IF THEY CHOOSE TO DO SO, THE AGGREGATE AMOUNT OF OLD NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR OWN FINANCIAL POSITION AND REQUIREMENTS.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" means 12:00 midnight, New York City time, on
            , 1997 unless the Exchange Offer is extended by the Company (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended).

     The Company expressly reserves the right in its sole and absolute discretion, subject to applicable law and the terms of the Registration Rights Agreement, at any time and from time to time, (i) to delay the acceptance of the Old Notes for exchange, (ii) to terminate the Exchange Offer (whether or not any Old Notes have theretofore been accepted for exchange) if the Company determines, in its sole and absolute discretion, that any of the events or conditions referred to under "-- Certain Conditions to the Exchange Offer" have occurred or exist or have not been satisfied, (iii) to extend the Expiration Date of the Exchange Offer and retain all Old Notes tendered pursuant to the Exchange Offer, subject, however, to the right of holders of Old Notes to withdraw their tendered Old Notes as described under "-- Withdrawal Rights," and
(iv) to waive any condition or otherwise amend the terms of the Exchange Offer in any respect. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, or if the Company waives a material condition of the Exchange Offer, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and the Company will extend the Exchange Offer to the extent required by Rule 14e-1 under the Exchange Act.

     Any such delay in acceptance, extension, termination or amendment will be followed promptly by oral or written notice thereof to the Exchange Agent and by making a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make any public announcement and subject to applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

ACCEPTANCE FOR EXCHANGE AND ISSUANCE OF NEW NOTES

     Upon the terms and subject to the conditions of the Exchange Offer, the Company will exchange, and will issue to the Exchange Agent, New Notes for Old Notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under "-- Withdrawal Rights") promptly after the Expiration Date.

     In all cases, delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (i) Old Notes or a book-entry confirmation of a book-entry transfer of Old Notes into the Exchange Agent's account at The Depository Trust Company ("DTC"), (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal.

     The term "book-entry confirmation" means a timely confirmation of a book-entry transfer of Old Notes into the Exchange Agent's account at DTC.

     Subject to the terms and conditions of the Exchange Offer, the Company will be deemed to have accepted for exchange, and thereby exchanged, Old Notes validly tendered and not withdrawn as, if and when the Company gives oral or written notice to the Exchange Agent of the Company's acceptance of such Old

Notes for exchange pursuant to the Exchange Offer. The Exchange Agent will act as agent for the Company for the purpose of receiving tenders of Old Notes, Letters of Transmittal and related documents, and as agent for tendering holders for the purpose of receiving Old Notes, Letters of Transmittal and related documents and transmitting New Notes to validly tendering holders. Such exchange will be made promptly after the Expiration Date. If for any reason whatsoever, acceptance for exchange or the exchange of any Old Notes tendered pursuant to the Exchange Offer is delayed or the Company extends the Exchange Offer or is unable to accept for exchange or exchange Old Notes tendered pursuant to the Exchange Offer, then, without prejudice to the Company's rights set forth herein, the Exchange Agent may, nevertheless, on behalf of the Company and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Old Notes and such Old Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under "-- Withdrawal Rights."

     Pursuant to the Letter of Transmittal, a holder of Old Notes will warrant and agree in the Letter of Transmittal that such holder has full power and authority to tender, exchange, sell, assign and transfer Old Notes, that the Company will acquire good, marketable and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances, and that the Old Notes tendered for exchange are not subject to any adverse claims or proxies. The holder also will warrant and agree that it will, upon request, execute and deliver any additional documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange, sale, assignment, and transfer of the Old Notes tendered pursuant to the Exchange Offer.

PROCEDURES FOR TENDERING OLD NOTES

     VALID TENDER. Except as set forth below, in order for Old Notes to be validly tendered pursuant to the Exchange Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must be received by the Exchange Agent at one of its addresses set forth under "-- Exchange Agent," and either (i) tendered Old Notes must be received by the Exchange Agent, or (ii) such Old Notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation must be received by the Exchange Agent, in each case on or prior to the Expiration Date, or (iii) the guaranteed delivery procedures set forth below must be complied with.

     A tendering holder, if tendering less than all of such holder's Old Notes, should fill in the amount of Old Notes being tendered in the appropriate box on the Letter of Transmittal. The entire amount of Old Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

     THE METHOD OF DELIVERY OF CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING HOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL, RETURN RECEIPT REQUESTED, PROPERLY INSURED, OR AN OVERNIGHT DELIVERY SERVICE IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     BOOK-ENTRY TRANSFER. The Exchange Agent will establish an account with respect to the Old Notes at DTC for purposes of the Exchange Offer within two business days after the date of this Prospectus. Any financial institution that is a participant in DTC's book-entry transfer facility system may make a book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfers. However, although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, must in any case be delivered to and received by the Exchange Agent at one of its addresses set forth under "-- Exchange Agent" on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with.

     DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH DTC'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

     SIGNATURE GUARANTEES. Certificates for the Old Notes need not be endorsed and signature guarantees on the Letter of Transmittal are unnecessary unless (a) a certificate for the Old Notes is registered in a name other than that of the person surrendering the certificate or (b) such registered holder completes the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the Letter of Transmittal. In the case of (a) or (b) above, such certificates for Old Notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the Letter of Transmittal guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an "eligible guarantor institution," including (as such terms are defined therein): (i) a bank; (ii) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings association (each, an "Eligible Institution"), unless surrendered on behalf of such Eligible Institution. See Instruction [1] to the Letter of Transmittal.

     GUARANTEED DELIVERY. If a holder desires to tender Old Notes pursuant to the Exchange Offer and the certificates for such Old Notes are not immediately available or time will not permit all required documents to reach the Exchange Agent on or before the Expiration Date, or the procedures for book-entry transfer cannot be completed on a timely basis, such Old Notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

          (i) such tenders are made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the Letter of Transmittal, is received by the Exchange Agent, as provided below, on or prior to the Expiration Date; and

          (iii) the certificates (or a book-entry confirmation) representing all tendered Old Notes, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile or mail to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in such notice.

     Notwithstanding any other provision hereof, the delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the Exchange Offer will in all cases be made only after timely receipt by the Exchange Agent of Old Notes, or of a book-entry confirmation with respect to such Old Notes, and a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees and any other documents required by the Letter of Transmittal. Accordingly, the delivery of New Notes might not be made to all tendering holders at the same time, and will depend upon when Old Notes, book-entry confirmations with respect to Old Notes and other required documents are received by the Exchange Agent.

     The Company's acceptance for exchange of Old Notes tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions of the Exchange Offer.

     DETERMINATION OF VALIDITY. All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered Old Notes will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. The Company reserves the absolute right, in its sole and absolute discretion, to reject any and all tenders determined by it not to be in proper form or the acceptance of which, or exchange for, may, in the view of counsel to the Company, be unlawful. The Company also reserves the absolute right, subject to applicable law, to waive any of the conditions of the Exchange Offer as set forth under "-- Certain Conditions to the Exchange Offer" or any condition or irregularity in any tender of Old Notes of any particular holder whether or not similar conditions or irregularities are waived in the case of other holders.

     The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Old Notes will be deemed to have been validly made until all irregularities with respect to such tender have been cured or waived. Neither the Company, any affiliates or assigns of the Company, the Exchange Agent nor any other person shall be under any duty to give any notification of any irregularities in tenders or incur any liability for failure to give any such notification.

     If any Letter of Transmittal, endorsement, bond power, power of attorney, or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by the Company, proper evidence satisfactory to the Company, in its sole discretion, of such person's authority to so act must be submitted.

     A beneficial owner of Old Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial holder wishes to participate in the Exchange Offer.

RESALES OF NEW NOTES

     The Company is making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance of the Commission as set forth in certain No-Action Letters issued to Morgan Stanley & Co. Incorporated (available June 5, 1991) (the "Morgan Stanley Letter"), Exxon Capital Holdings Corp. (available April 13, 1988), and Shearman & Sterling (available July 2, 1993), and certain other interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the staff of the Division of Corporation Finance of the Commission would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff of the Division of Corporation Finance of the Commission, and subject to the two immediately following sentences, the Company believes that New Notes issued pursuant to this Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such New Notes. However, any holder of Old Notes that is an "affiliate" of the Company or that intends to participate in the Exchange Offer for the purpose of distributing New Notes, or any broker-dealer who purchased Old Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, (a) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the Commission set forth in the Morgan Stanley Letter and the other above-mentioned interpretive letters, (b) will not be permitted or entitled to tender such Old Notes in the Exchange Offer and (c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Old Notes unless such sale is made pursuant to an exemption from such requirements. In addition, as described below, if any broker-dealer holds Old Notes acquired for its own account as a result of market-making or other trading activities and exchanges such Old Notes for New Notes, then such broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes.

     Each holder of Old Notes who wishes to exchange Old Notes for New Notes in the Exchange Offer will be required to represent that (i) it is not an "affiliate" of the Company, (ii) any New Notes to be received by it are being acquired in the ordinary course of its business, (iii) it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes, and (iv) if such holder is not a broker-dealer, such holder is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such New Notes. Each broker-dealer that receives

New Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Old Notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the Commission in the interpretive letters referred to above, the Company believes that broker-dealers who acquired Old Notes for their own accounts as a result of market-making activities or other trading activities ("Participating Broker-Dealers") may fulfill their prospectus delivery requirements with respect to the New Notes received upon exchange of such Old Notes (other than Old Notes which represent an unsold allotment from the original sale of the Old Notes) with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such New Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer during the period referred to below in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making or other trading activities. Subject to certain provisions set forth in the Registration Rights Agreement, the Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such New Notes for a period ending 180 days (subject to extension under certain limited circumstances described below) after the Expiration Date or, if earlier, when all such New Notes have been disposed of by such Participating Broker-Dealer. However, a Participating Broker-Dealer who intends to use this Prospectus in connection with the resale of New Notes received in exchange for Old Notes pursuant to the Exchange Offer must notify the Company, or cause the Company to be notified, on or prior to the Expiration Date, that it is a Participating Broker-Dealer. Such notice may be given in the space provided for that purpose in the Letter of Transmittal or may be delivered to the Exchange Agent at one of the addresses set forth herein under "-- Exchange Agent." See "Plan of Distribution." Any Participating Broker-Dealer who is an "affiliate" of the Company may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

     In that regard, each Participating Broker-Dealer who surrenders Old Notes pursuant to the Exchange Offer will be deemed to have agreed, by execution of the Letter of Transmittal, that, upon receipt of notice from the Company of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in this Prospectus untrue in any material respect or which causes this Prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading or of the occurrence of certain other events specified in the Registration Rights Agreement, such Participating Broker-Dealer will suspend the sale of New Notes pursuant to this Prospectus until the Company has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such Participating Broker-Dealer or the Company has given notice that the sale of the New Notes may be resumed, as the case may be. If the Company gives such notice to suspend the sale of the New Notes, it shall extend the 180-day period referred to above during which Participating Broker-Dealers are entitled to use this Prospectus in connection with the resale of New Notes by the number of days in the period from and including the date of the giving of such notice to and including the date when the Company shall have made available to Participating Broker-Dealers copies of the supplemented or amended Prospectus necessary to resume resales of the New Notes or to and including the date on which the Company has given notice that the use of the applicable Prospectus may be resumed, as the case may be.

WITHDRAWAL RIGHTS

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time on or prior to the Expiration Date.

     In order for a withdrawal to be effective a written, telegraphic, telex or facsimile transmission of such notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth under "-- Exchange Agent" on or prior to the Expiration Date. Any such notice of withdrawal must specify the name of the person who tendered the Old Notes to be withdrawn, the aggregate principal amount of Old Notes to be withdrawn, and (if certificates for such Old Notes have been tendered) the name of the registered holder of the Old Notes as set forth on the Old Notes, if different from that of the person who tendered such Old Notes. If Old Notes have been delivered or otherwise identified to the Exchange Agent, then prior to the physical release of such Old Notes, the tendering holder must submit the serial numbers shown on the particular Old Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Old Notes tendered for the account of an Eligible Institution. If Old Notes have been tendered pursuant to the procedures for book-entry transfer set forth in "-- Procedures for Tendering Old Notes," the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Old Notes, in which case a notice of withdrawal will be effective if delivered to the Exchange Agent by written, telegraphic, telex or facsimile transmission. Withdrawals of tenders of Old Notes may not be rescinded. Old Notes properly withdrawn will not be deemed validly tendered for purposes of the Exchange Offer, but may be retendered at any subsequent time on or prior to the Expiration Date by following any of the procedures described above under "-- Procedures for Tendering Old Notes."

     All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. Neither the Company, any affiliates or assigns of the Company, the Exchange Agent nor any other person shall be under any duty to give any notification of any irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Old Notes which have been tendered but which are withdrawn will be returned to the holder thereof promptly after withdrawal.

INTEREST ON THE NEW NOTES

     Each New Note will bear interest at the rate of 9 1/4% per annum from the most recent date to which interest has been paid or duly provided for on the Old Note surrendered in exchange for such New Note or, if no interest has been paid or duly provided for on such Old Note, from February 11, 1997. Interest on the New Notes will be payable semiannually on February 15 and August 15 of each year, commencing on August 15, 1997.

     Holders of Old Notes whose Old Notes are accepted for exchange will not receive accrued interest on such Old Notes for any period from and after the last Interest Payment Date to which interest has been paid or duly provided for on such Old Notes prior to the original issue date of the New Notes or, if no such interest has been paid or duly provided for, will not receive any accrued interest on such Old Notes, and will be deemed to have waived the right to receive any interest on such Old Notes accrued from and after such Interest Payment Date or, if no such interest has been paid or duly provided for, from and after February 11, 1997.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provisions of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to accept for exchange, or to exchange, any Old Notes for any New Notes, and, as described below, may terminate the Exchange Offer (whether or not any Old Notes have theretofore been accepted for exchange) or may waive any conditions to or amend the Exchange Offer, if any of the following conditions have occurred or exists or have not been satisfied:

          (a) there shall have been instituted, threatened or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Exchange Offer that is, or is reasonably likely to be, or which would or might be, in the sole judgment of the Company, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole, or which would or might, in the sole judgment of the Company, prohibit, prevent, restrict or delay consummation of the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; or

          (b) there shall have occurred any material adverse development, in the sole judgment of the Company, with respect to any action or proceeding concerning the Company and its subsidiaries, taken as a whole; or

          (c) there exists an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction that shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer, or that is, or is reasonably likely to be, in the sole judgment of the Company, materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of the Company and its subsidiaries, taken as a whole; or

          (d) there shall have occurred or be likely to occur any event affecting the business or financial affairs of the Company or any of its subsidiaries that, in the sole judgment of the Company, would or might prohibit, prevent, restrict or delay consummation of, or could materially impair the contemplated benefits to the Company of, the Exchange Offer; or

          (e) there shall have occurred (1) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (2) any significant adverse change in the price of the Notes or in the United States securities or financial markets,
     (3) a material impairment in the trading market for debt securities, (4) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (5) any limitation (whether or not mandatory) by a government authority, or other event that, in the reasonable judgment of the Company, might affect the extension of credit by banks or other lending institutions in the United States; or

          (f) a commencement of war, armed hostilities or other national or international crisis directly or indirectly involving the United States; or

          (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.


     If the Company determines in its sole and absolute discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied, the Company may, subject to applicable law, terminate the Exchange Offer (whether or not any Old Notes have theretofore been accepted for exchange) or may waive any such condition or otherwise amend the terms of the Exchange Offer in any respect. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, or if the Company waives a material condition of the Exchange Offer, the Company will promptly disclose such amendment or waiver by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and the Company will extend the Exchange Offer to the extent required by Rule 14e-1 under the Exchange Act.


EXCHANGE AGENT

     United States Trust Company of New York has been appointed as Exchange Agent for the Exchange Offer. Delivery of the Letters of Transmittal and any other required documents, questions, requests for assistance, and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent as follows:

        By Mail:

        United States Trust Company of New York
        P.O. Box 843
        Cooper Station

        New York, New York 10276
        Attention: Corporate Trust Services

        By Hand:

        United States Trust Company of New York
        111 Broadway
        New York, New York 10006
        Attention: Lower Level Corporate Trust Window

        By Overnight Delivery and By Hand After 4:30 P.M.:

        United States Trust Company of New York
        770 Broadway, 13th Floor
        New York, New York 10003
        Attention: Corporate Trust Redemption Unit

        Facsimile Transmissions:

        (212) 420-6152
        Attention: Customer Service

        To Confirm by Telephone:

        (800) 548-6565

     Delivery to other than one of the above addresses or facsimile number will not constitute a valid delivery.

FEES AND EXPENSES

     The Company has agreed to pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of Old Notes, and in handling or tendering for their customers.

     Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith. If, however, New Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Old Notes in connection with the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

     The Company will not make any payment to brokers, dealers or others soliciting acceptances of the Exchange Offer.

                          DESCRIPTION OF THE NEW NOTES

GENERAL

     The Old Notes were issued and New Notes will be issued pursuant to the Indenture, dated as of February 11, 1997 (the "Indenture"), among the Company and United States Trust Company of New York, as trustee (the "Trustee"). The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The New Notes are subject to all such terms, and Holders of New Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the New Notes and the Indenture does not purport to be complete and is qualified in its entirety by reference to the New Notes and the Indenture, including the definitions therein of certain terms used below. Copies of the Indenture will be made available to prospective purchasers of New Notes as set forth below under "--Additional Information." The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in the Indenture.

     The Old Notes and the New Notes will constitute a single series of debt securities under the Indenture. If the Exchange Offer is consummated, holders of the Old Notes who do not exchange their Old Notes for New Notes will vote together with the holders of New Notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the holders thereunder (including acceleration following an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding debt securities of the relevant series. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any Old Notes which remain outstanding after the Exchange Offer will be aggregated with the New Notes and the holders of such Old Notes and the New Notes will vote together as a single series for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the outstanding Notes shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentage in aggregate principal amount of the Old Notes and the New Notes then outstanding.

     The New Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to the prior payment in full of all Senior Debt of the Company and senior or pari passu in right of payment to all existing and future subordinated Indebtedness of the Company, in each case, whether outstanding on the date of the Indenture or incurred thereafter. See
"-- Subordination".

PRINCIPAL, MATURITY AND INTEREST

     The New Notes will be limited in aggregate principal amount to $170.0 million and will mature on February 15, 2007. Interest on the New Notes will accrue at the rate of 9 1/4% per annum and will be payable semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 1997, to Holders of record on the immediately preceding February 1 and August 1. Interest on the New Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from February 11, 1997. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     The New Notes will be payable as to principal, premium, if any, interest and Liquidated Damages, if any, at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the Holders of the New Notes at their respective addresses set forth in the register of Holders of New Notes; provided that all payments with respect to Global New Notes will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The New Notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

     The Trustee is Paying Agent and Registrar under the Indenture. The Company may act as Paying Agent or Registrar under the Indenture, and the Company may change the Paying Agent or Registrar without notice to the Holders of the New Notes.

OPTIONAL REDEMPTION

     The New Notes will not be redeemable at the Company's option prior to February 15, 2002. Thereafter, the New Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the applicable redemption date, if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

YEAR                                                          PERCENTAGE
----                                                          ----------
2002........................................................   104.6250%
2003........................................................   103.0834%
2004........................................................   101.5417%
2005 and thereafter.........................................   100.0000%

     Notwithstanding the foregoing, on or prior to February 15, 2000, the Company may redeem at any time or from time to time up to 35% of the aggregate principal amount of the New Notes originally issued at a redemption price of 109.25% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the redemption date, with the net proceeds of one or more Public Equity Offerings; provided that at least $110.5 million in aggregate principal amount of the New Notes remain outstanding following each such redemption; provided, further, that notice of such redemption shall be given not later than 45 days, and such redemption shall occur not earlier than 30 days or later than 60 days, after the date of the closing of any such Public Equity Offering.

SELECTION AND NOTICE

     If less than all of the New Notes are to be redeemed at any time, selection of New Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the New Notes are listed, or, if the New Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate, unless otherwise provided in the Indenture, provided that no New Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail to each Holder of New Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date (unless the Company shall default in the payment of the redemption price, together with accrued and unpaid interest and Liquidated Damages, if any, to the redemption date), interest ceases to accrue on New Notes or portions thereof called for redemption.

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the New Notes. However, as described below, the Company may be obligated, under certain circumstances, to make an offer to purchase (i) all outstanding New Notes at a redemption price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the date of purchase, upon a Change of Control; and (ii) outstanding New Notes with a portion of the Net Proceeds of Asset Sales at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the date of purchase. See "--Repurchase at the Option of Holders -- Change of Control" and "-- Asset Sales."

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     Upon the occurrence of a Change of Control, each Holder of New Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's New Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, thereon (plus Liquidated Damages, if any) to the date of purchase (the "Change of Control Payment"). Notice of a Change of Control Offer shall be prepared by the Company and shall be mailed by the Company with a copy to the Trustee or at the option of the Company and at the expense of the Company by the Trustee within 30 days following a Change of Control to each Holder of the New Notes and such Change of Control Offer must remain open for at least 30 and not more than 40 days (unless required by applicable law). In addition, the Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the New Notes in connection with a Change of Control.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment New Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all New Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the New Notes so accepted together with an Officers' Certificate stating the New Notes or portions thereof accepted for payment by the Company. The Paying Agent will promptly mail to each Holder of New Notes so accepted the Change of Control Payment for such New Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the New Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. Prior to complying with the provisions of this covenant, and in any event within 90 days following a Change of Control, the Company shall either repay all outstanding Senior Debt of the Company or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt of the Company to permit the repurchase of New Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     With respect to the sale of assets referred to in the definition of "Change of Control", the phrase "all or substantially all" as used in the Indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a Change of Control has occurred and whether the New Notes are subject to a Change of Control Offer.

     The Credit Facility may prohibit the Company from purchasing any New Notes at the time of a Change of Control. In addition, the Credit Facility may also provide that certain change of control events with respect to the Company would constitute a default thereunder. An event of default under the Credit Facility could result in an acceleration of indebtedness, in which case the subordination provisions of the New Notes would require payment in full (or provision therefor) of such Senior Debt of the Company before repurchase or other payments in respect of the New Notes. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing New Notes, the Company could seek the consent of its lenders to the purchase of New Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing New Notes. In such case, the Company's failure to purchase tendered New Notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of New Notes.

  Asset Sales

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any Asset Sale, unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided, however, that the amount of (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated in right of payment to the New Notes) that are assumed by the transferee of any such assets and (b) any notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are immediately converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

     Within 360 days after any Asset Sale, the Company may apply the Net Proceeds from such Asset Sale to (i) permanently reduce Senior Debt, (ii) permanently reduce Indebtedness of the Restricted Subsidiary that sold properties or assets in the Asset Sale, or (iii) acquire properties and assets to replace the properties and assets that were the subject of the Asset Sale or properties and assets that will be used in the same or a similar line of business as the Company was engaged in on the date of the Indenture. Pending the final application of any such Net Proceeds, the Company may invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from the Asset Sale that are not applied as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate cumulative amount of Excess Proceeds exceeds $10.0 million, the Company shall make an offer to all Holders of New Notes (an "Asset Sale Offer") to purchase the maximum principal amount of New Notes that may be purchased out of the Excess Proceeds (and not solely the amount in excess of $10.0 million), at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, and Liquidated Damages, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of New Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use such deficiency for general corporate purposes in any manner provided by the Indenture. If the aggregate principal amount of New Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the New Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero. The Asset Sale Offer must be commenced within 30 days following the Asset Sale that triggers the Company's obligation to make the Asset Sale Offer and remain open for at least 30 and not more than 40 days (unless required by applicable law). The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of New Notes pursuant to an Asset Sale Offer. The agreements governing certain outstanding Senior Debt of the Company will require that the Company and its Subsidiaries apply all proceeds from asset sales to repay in full outstanding obligations under such Senior Debt prior to the application of such proceeds to repurchase outstanding New Notes.

SUBORDINATION

     The payment of principal of, premium, if any, interest and Liquidated Damages, if any, on the New Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred, and senior or pari passu in right of payment to, all subordinated Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter incurred.

     Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets and liabilities, the holders of Senior Debt of the Company will be entitled to receive payment in full in cash or Cash

Equivalents of all Obligations due in respect of such Senior Debt of the Company (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt of the Company) before the Holders of New Notes will be entitled to receive any payment of principal of, premium, if any, interest and Liquidated Damages, if any, on the New Notes, and until all Obligations with respect to Senior Debt of the Company are paid in full in cash or Cash Equivalents, any distribution to which the Holders of New Notes would be entitled shall be made to the holders of Senior Debt of the Company; provided, that notwithstanding the foregoing, Holders of New Notes may receive (i) securities that are subordinated at least to the same extent as the New Notes to Senior Debt of the Company and to any securities issued in exchange for Senior Debt of the Company and (ii) payments made from the trust described under "-- Legal Defeasance and Covenant Defeasance."

     The Company also may not make any payment of principal of, premium, if any, interest and Liquidated Damages, if any, on the New Notes (except in such subordinated securities or from such trust) if (i) a default in the payment of the principal of, premium, if any, interest on Designated Senior Debt of the Company occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Debt of the Company that permits holders of the Designated Senior Debt of the Company as to which such default relates to accelerate its maturity and the Trustee receives a written notice of such default (a "Payment Blockage Notice") from the holders of any Designated Senior Debt of the Company. Payments on the New Notes may and shall be resumed (i) in the case of a payment default, upon the date on which such default is cured or waived or otherwise has ceased to exist and (ii) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or otherwise has ceased to exist or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt of the Company has been accelerated. No new period of payment blockage may be commenced within 360 days after the receipt by the Trustee of any prior Payment Blockage Notice. No non-payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice. Following the expiration of any period during which the Company is prohibited from making payments on the New Notes pursuant to a Payment Blockage Notice, the Company will be obligated to resume making any and all required payments in respect of the New Notes, including without limitation any missed payments.

     The Indenture will further require that the Company promptly notify holders of Senior Debt of the Company if payment of the New Notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of New Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. After giving effect to the Common Stock Offering, the Purchase Offer and the Old Notes Offering, the principal amount of Senior Debt of the Company outstanding as of December 31, 1996 was approximately $27 million. The Indenture will limit, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Company and its Restricted Subsidiaries can incur. See "-- Certain Covenants -- Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock."

CERTAIN COVENANTS

  Limitation on Restricted Payments

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of Equity Interests, other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company; (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Affiliate of the Company (other than any such Equity Interests owned by the Company or a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary); (iii) purchase, redeem, repay, defease or otherwise acquire or retire for value any Indebtedness that is subordinated in right of payment to the New Notes; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively

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

referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock;" and

          (c) such Restricted Payment (the amount of any such payment, if other than cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution in an Officers' Certificate delivered to the Trustee), together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (including Restricted Payments permitted by the next succeeding paragraph other than pursuant to clause (iii) thereof), shall not exceed the sum of (v) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) commencing with the first full fiscal quarter after the date of initial issuance of the New Notes and ending on the last day of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, 100% of such deficit as a negative number), plus (w) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the date of initial issuance of the New Notes of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus (x) the aggregate cash received by the Company as capital contributions to the Company after the date of initial issuance of the New Notes (other than from a Subsidiary), plus (y) any cash received by the Company after the date of initial issuance of the New Notes as a dividend or distribution from any of its Unrestricted Subsidiaries or from the sale of any of its Unrestricted Subsidiaries less the cost of disposition and taxes, if any (but in each case excluding any such amounts included in Consolidated Net Income), plus (z) $5.0 million.

     The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company, or the defeasance, redemption or repurchase of subordinated Indebtedness in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than any Disqualified Stock) or out of the net proceeds of a substantially concurrent cash capital contribution received by the Company; provided that the amount of any such proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (w) of the preceding paragraph; (iii) the repayment, defeasance, redemption or repurchase of subordinated Indebtedness with the net proceeds from an incurrence of Refinancing Indebtedness in a Permitted Refinancing; and (iv) the purchase, redemption or retirement by the Company of shares of its common stock held by an employee or former employee of the Company or any of its Restricted Subsidiaries issued under the Management Plans pursuant to the terms of such Management Plans; provided that (a) the purchase, redemption or retirement results from the retirement, death or disability (as defined in the relevant Management Plan) of the employee or former employee, and (b) the amount of any such payments in any fiscal year does not exceed $1.0 million; provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (i), (ii),
(iii) and (iv), no Default or Event of Default shall have occurred and be continuing.

     Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which

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

the calculations required by the covenant "Limitation on Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.

  Limitation on the Incurrence of Indebtedness and Issuance of Disqualified
Stock

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (collectively, "incur" and, correlatively, "incurred" and "incurrence") any Indebtedness (including, without limitation, Acquired Debt) and that the Company and its Restricted Subsidiaries will not issue any Disqualified Stock and will not permit any of their respective Subsidiaries (other than their Unrestricted Subsidiaries) to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period, would have been greater than 2.0 to 1.

     The foregoing limitations will not apply to:

          (i) Indebtedness incurred by the Company under the Credit Facility in an aggregate principal amount not to exceed (a) the greater of (x) $125.0 million at any time outstanding (including any Indebtedness issued to refinance, refund or replace such Indebtedness) or (y) $60.0 million plus the sum of 85% of the amount of Eligible Receivables of the Company and 60% of the amount of Eligible Inventory of the Company, in each case calculated on a consolidated basis in accordance with GAAP, at any time outstanding (including any Indebtedness issued to refinance, refund or replace such Indebtedness) minus (b) the amount of any such Indebtedness retired with Net Cash Proceeds from any Asset Sale;

          (ii) additional Indebtedness incurred by the Company in respect of Capital Lease Obligations or Purchase Money Obligations in an aggregate principal amount not to exceed $15.0 million at any time outstanding;

          (iii) Existing Indebtedness outstanding on the date of the Indenture;

          (iv) Indebtedness represented by the New Notes and the Indenture;

          (v) Hedging Obligations; provided, that the notional principal amount of any Interest Rate Agreement does not significantly exceed the principal amount of the Indebtedness to which such agreement relates; provided, further, that any Currency Agreement does not increase the outstanding loss potential or liabilities other than as a result of fluctuations in foreign currency exchange rates;

          (vi) Indebtedness of the Company to any of its Wholly Owned Subsidiaries that is a Restricted Subsidiary, and Indebtedness of any Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary to the Company or any of its Wholly Owned Subsidiaries that is a Restricted Subsidiary (the Indebtedness incurred pursuant to this clause (vi) being hereinafter referred to as "Intercompany Indebtedness"); provided, that, in the case of Indebtedness of the Company such obligations shall be unsecured and subordinated in all respects to the Company's obligations pursuant to the New Notes; provided, further, that an incurrence of Indebtedness shall be deemed to have occurred upon (a) any sale or other disposition of Intercompany Indebtedness to a Person other than the Company or any of its Restricted Subsidiaries, (b) any sale or other disposition of Equity Interests of any Restricted Subsidiary of the Company which holds Intercompany Indebtedness such that such Restricted Subsidiary ceases to be a Restricted Subsidiary after such sale or other disposition, or (c) designation of a Restricted Subsidiary as an Unrestricted Subsidiary;

          (vii) in addition to Indebtedness specified in clauses (i) through
     (vi) above and clauses (viii) and (ix) below, additional Indebtedness in an aggregate principal amount not to exceed $15.0 million at any time outstanding;

          (viii) Indebtedness incurred by Synthetic Industries Europe Limited in an aggregate principal amount not to exceed L500,000 at any time outstanding; and

          (ix) the incurrence by the Company of Indebtedness issued in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness incurred pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant or pursuant to clauses (iii) or (iv) of this covenant in whole or in part (the "Refinancing Indebtedness"); provided, however, that (A) the aggregate principal amount of such Refinancing Indebtedness shall not exceed the aggregate principal amount of Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded; (B) the Refinancing Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (C) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu with or subordinated in right of payment to the New Notes, the Refinancing Indebtedness shall be pari passu with or subordinated, as the case may be, in right of payment to the New Notes on terms at least as favorable to the Holders of New Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded (any such extension, refinancing, renewal, replacement, defeasance or refunding being referred to as a "Permitted Refinancing").

  Limitation on Liens

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired or on any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

  Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (a) on its Capital Stock or (b) with respect to any other interest or participation in, or measured by, its profits, (ii) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries, (iii) make loans or advances to the Company or any of its Restricted Subsidiaries or
(iv) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the Indenture and the New Notes, (c) applicable law, (d) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that the Consolidated Cash Flow of such Person is not taken into account in determining whether such acquisition was permitted by the terms of the Indenture, (e) customary nonassignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (f) Purchase Money Obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iv) above on the property so acquired, or (g) Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are no more restrictive with respect to the provisions set forth in clauses (i), (ii), (iii) and (iv) above than those contained in the agreements governing the Indebtedness being refinanced.

  Limitation on Merger, Consolidation or Sale of Assets

     The Indenture will provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person or entity unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the New Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately before or immediately after giving effect to such transaction no Default or Event of Default shall have occurred and be continuing; and (iv) the Company or any Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (a) will have a Consolidated Net Worth (immediately after the transaction but prior to any purchase accounting adjustments resulting from the transaction) equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (b) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock."

  Limitation on Transactions with Affiliates

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, sell, lease, license, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arms' length transaction by the Company or such Restricted Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction involving aggregate payments in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and such Affiliate Transaction is approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction involving aggregate payments in excess of $10.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary from a financial point of view issued by an investment banking firm of national standing with expertise in underwriting non-investment grade debt securities; provided, however, that (i) any reasonable employment agreement or stock option agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, (ii) transactions between or among the Company and its Wholly Owned Subsidiaries that are Restricted Subsidiaries,
(iii) Restricted Payments, permitted by clauses (i) and (iv) of the second paragraph of the covenant entitled "Limitation on Restricted Payments," (iv) the payment of reasonable fees to directors of the Company or its Restricted Subsidiaries and (v) Affiliate Transactions pursuant to agreements in effect on the date of the Indenture and described in this Offering Memorandum and renewals and extensions of such agreements on terms no less favorable to the Holders than the terms of such original agreements and transactions, in each case, shall not be deemed Affiliate Transactions.

  Limitation on Layering Debt

     The Indenture will provide that the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of the Company and senior in any respect in right of payment to the New Notes.

  Reports

     The Indenture will provide that whether or not required by the rules and regulations of the Commission, so long as any New Notes are outstanding, the Company will furnish to the Holders of New Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the

Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its Subsidiaries and, with respect to the annual information only, a report thereon by the Company's independent certified public accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to investors or prospective investors who request it in writing.

  Payments for Consent

     The Indenture will prohibit the Company and any of its Subsidiaries from, directly or indirectly, paying or causing to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any New Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the New Notes unless such consideration is offered to be paid or agreed to be paid to all Holders of the New Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, any of the New Notes, whether or not prohibited by the subordination provisions of the Indenture; (ii) default in payment when due (whether at maturity, upon redemption or repurchase, or otherwise) of the principal of or premium, if any, on any of the New Notes, whether or not prohibited by the subordination provisions of the Indenture;
(iii) failure by the Company to comply with the provisions described under the covenants "Change of Control," "Asset Sales," and "Merger, Consolidation or Sale of Assets;" (iv) failure by the Company or any Restricted Subsidiary for 30 days after notice to comply with any of its covenants or agreements in the Indenture or the New Notes other than those referred to in clauses (i), (ii) and (iii) above; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case described in clauses (a) and (b) of this subsection (v), the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days after their entry; and (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries that is a Restricted Subsidiary.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding New Notes may declare all of the principal amount of the New Notes, accrued and unpaid interest thereon and all other Obligations thereunder to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, any Significant Subsidiary that is a Restricted Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding New Notes will become due and payable without further action or notice. Holders of the New Notes may not enforce the Indenture or the New Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding New Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the New Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, interest or Liquidated Damages, if any) if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the New Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the New Notes. If an Event of Default occurs prior to February 15, 2002, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the New Notes prior to such date, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the New Notes.

     The Holders of a majority in aggregate principal amount of the New Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the New Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of principal, premium, interest or Liquidated Damages, if any on the New Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No past, present or future director, officer, employee, agent or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the New Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of New Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the New Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding New Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding New Notes to receive payments in respect of the principal of, premium, if any, interest and Liquidated Damages, if any, on such New Notes when such payments are due, (ii) the Company's obligations with respect to the New Notes concerning issuing temporary New Notes, registration of New Notes, mutilated, destroyed, lost or stolen New Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith, and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the New Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the New Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the New Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent certified public accountants, to pay the principal of, premium, if any, interest and Liquidated Damages, if any, on the outstanding New Notes on the Stated Maturity or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of New Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company; and (viii) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange New Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of New Notes to be redeemed.

     The registered Holder of a Note will be treated as its owner for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next succeeding paragraphs and in the Indenture, the Indenture or the New Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the New Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for New Notes), and any existing default or compliance with any provision of the Indenture or the New Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding New Notes (including consents obtained in connection with a tender offer or exchange offer for New Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any New Notes held by a non-consenting Holder of New Notes):
(i) reduce the principal amount of New Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the New Notes (other than provisions relating to the covenant described above under "Asset Sales") or reduce the prices at which the Company shall offer to purchase such New Notes pursuant to the covenants described under "Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, interest or

Liquidated Damages, if any, on the New Notes (except a rescission of acceleration of the New Notes by the Holders of at least a majority in aggregate principal amount of the New Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the New Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of New Notes to receive payments of principal of or premium, if any, interest or Liquidated Damages, if any, on the New Notes, (vii) waive a redemption payment with respect to any Note, (viii) make any change to the subordination provision of the Indenture that adversely affects Holders of New Notes or (ix) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any Holder of New Notes, the Company and the Trustee may amend or supplement the Indenture or the New Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated New Notes in addition to or in place of certificated New Notes, to provide for the assumption of the Company's obligations to Holders of the New Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of the New Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

THE TRUSTEE

     United States Trust Company of New York is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with respect to the New Notes.

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case a Default or an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of New Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person: (i) Indebtedness of any other Person existing at the time such other Person merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the voting securities (or the equivalent) of a Person shall be deemed to be control.

     "Asset Sale" means (i) the sale, lease, conveyance or other disposition (collectively, "dispositions") of any assets (including by way of a sale/leaseback transaction) other than dispositions of inventory in the ordinary course of business, (ii) the issuance by any Restricted Subsidiary of the Company of Equity Interests of such Restricted Subsidiary and (iii) the disposition by the Company or any of its Restricted Subsidiaries of Equity Interests of any Subsidiary, in the case of either clause (i), (ii) or (iii), whether in a single transaction or a series of related transactions (a) that have a Fair Market Value in excess of $2.0 million or (b) for net proceeds in excess of $2.0 million. Notwithstanding the foregoing, the following will not be deemed to be Asset Sales: (i) a disposition of assets by a Restricted Subsidiary of the Company to the Company or a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary or by the Company to a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary, (ii) an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary, (iii) a disposition consisting of a Restricted Payment permitted by the covenant described above under the caption "-- Limitation on Restricted Payments", (iv) the disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole governed by the covenants described above under the captions "-- Repurchase at the Option of Holders -- Change of Control" and/or "-- Merger, Consolidation or Sale of Assets," and (v) the sale of equipment by the Company or a Restricted Subsidiary to a financial institution in connection with the entering into by the Company or such Restricted Subsidiary of a Capital Lease Obligation with respect to such equipment provided that (a) such equipment was purchased by the Company or such Restricted Subsidiary subsequent to the date of the Indenture and within eighteen months of the incurrence of the Capital Lease Obligation and (b) at the time such equipment was purchased the Company or such Restricted Subsidiary, as evidenced by a resolution of its Board of Directors or an Officers' Certificate, intended to finance such equipment through a sale/leaseback transaction resulting in the incurrence of a Capital Lease Obligation.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

     "Capital Stock" means (i) any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (ii) in the case of a partnership, partnership interests (whether general or limited), and
(iii) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition, and (vi) shares of any money market mutual fund, or similar fund, in each case having assets in excess of $500 million, which invests solely in investments of the types described in clauses (i) through (v) above.

     "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, directly or indirectly, of all or substantially all of the assets of the Company and its Restricted Subsidiaries to any Person or group (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), (ii) the adoption of a plan relating to the liquidation or dissolution of the Company,
(iii) any Person or group (as defined above), other than the Partnership, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company, including by way of merger, consolidation or otherwise, or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     "Commodity Agreement" means any commodity futures contract, commodity option or other similar agreement or arrangement entered into by the Company or any of its Restricted Subsidiaries designed to protect the Company or any of its Restricted Subsidiaries against fluctuations in the price of commodities actually used in the ordinary course of business of the Company and its Restricted Subsidiaries.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus (i) an amount equal to any extraordinary, non-recurring or unusual loss plus any net loss realized in connection with an asset sale, to the extent such losses were deducted or otherwise excluded in computing Consolidated Net Income, plus (ii) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent such provision for taxes was deducted or otherwise excluded in computing Consolidated Net Income, plus (iii) Consolidated Interest Expense of such Person less consolidated interest income for such period, to the extent such amount was deducted or otherwise excluded in computing Consolidated Net Income, plus (iv) depreciation and amortization (including amortization of goodwill, amortization of deferred debt expense and other intangibles and amortization of deferred compensation in respect of non-cash compensation but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges (excluding any such non-cash charge to the extent it represents an accrual of a reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period, to the extent such depreciation and amortization were deducted or otherwise excluded in computing Consolidated Net Income, plus (v) an amount equal to all premiums on prepayments of debt, in each case, for such period without duplication on a consolidated basis and determined in accordance with GAAP.

     Notwithstanding the foregoing, the provision for taxes, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be distributed by dividend to such Person by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the aggregate consolidated interest, whether expensed or capitalized, paid, accrued or scheduled to be paid or accrued, of such Person and its Restricted Subsidiaries for such period (including (i) amortization of original issue discount and deferred financing costs and non-cash interest payments and accruals, (ii) the interest portion of all deferred payment obligations, calculated in accordance with the effective interest method and (iii) the interest component of any payments associated with Capital Lease Obligations and net payments (if any) pursuant to Hedging Obligations, in each case, to the extent attributable to such period, but excluding (x) commissions, discounts and other fees and charges incurred with respect to letters of credit and bankers' acceptances financing and (y) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or secured by a Lien on assets of such Person) determined in accordance with GAAP. Consolidated Interest Expense of the Company shall not include any prepayment premiums or amortization of original issue discount or deferred financing costs, to the extent such amounts are incurred as a result of the prepayment on the date of this Indenture of any Indebtedness of the Company with the proceeds of the New Notes.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, adjusted to exclude (only to the extent included and without duplication) (i) all gains which are extraordinary, unusual or are non-recurring (including any gain from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of capital stock),

(ii) all gains resulting from currency or hedging transactions, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition and (iv) the cumulative effect of a change in accounting principles; provided, that (a) the Net Income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of cash dividends or cash distributions actually paid to the referent Person or a Wholly Owned Subsidiary thereof that is a Restricted Subsidiary and (b) the Net Income of any Person that is an Unrestricted Subsidiary shall be included only to the extent of the amount of cash dividends or cash distributions paid to the referent Person or a Restricted Subsidiary thereof.

     "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Restricted Subsidiaries, and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the affirmative vote of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

     "Credit Facility" means the Fourth Amended and Restated Revolving Credit and Security Agreement, dated as of October 20, 1995, by and among the Company, the Subsidiaries of the Company set forth therein, the lenders party thereto and The First National Bank of Boston, as agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Restricted Subsidiaries in the ordinary course of business against fluctuation in the values of the currencies of the countries (other than the United States) in which the Company or its Restricted Subsidiaries conduct business.

     "Default" means any event that is, or with the passage of time or the giving of notice, or both, would be, an Event of Default.

     "Designated Senior Debt" means (i) the Obligations of the Company with respect to the Credit Facility and (ii) any other Senior Debt of the Company permitted under the Indenture the principal amount of which at original issuance is $20.0 million or more (other than Senior Debt that is comprised of Hedging Obligations owing to a Person that is not a party to the Credit Facility).

     "Disqualified Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable or is convertible or exchangeable for Indebtedness at the option of the Holder thereof, in whole or in part, on or prior to February 15, 2007; provided, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the New Notes shall not constitute Disqualified Stock if (i) the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions in favor of Holders set forth under the "Asset Sale" and "Change of Control" covenants, as the case may be, (ii) such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such New Notes as are required to be repurchased pursuant to the "Asset Sale" and "Change of Control" covenants, and (iii) such Capital Stock is redeemable within 90 days of the "asset sale" or "change of control" events applicable to such Capital Stock.

     "Eligible Inventory" means, with respect to the Company, the consolidated finished goods, raw materials and work-in-process less any applicable reserves, each of the foregoing determined in accordance with GAAP.

     "Eligible Receivables" means the consolidated trade receivables of the Company less the allowance for doubtful accounts, each of the foregoing determined in accordance with GAAP.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than the Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

     "Fair Market Value" means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of which is under pressure or compulsion to complete the transaction; provided that the Fair Market Value of any such asset or assets shall be determined by the Board of Directors of the Company, acting in good faith and by unanimous resolution, and which determination shall be evidenced by an Officers' Certificate delivered to the Trustee.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings) or if the Company issues or redeems any preferred stock, in each case subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date of the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Transaction Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable reference period. For purposes of making the computation referred to above, acquisitions (including all mergers and consolidations), dispositions and discontinuance of operations that have been made by the Company or any of its Restricted Subsidiaries during the reference period or subsequent to such reference period and on or prior to the Transaction Date shall be calculated on a pro forma basis assuming that all such acquisitions, dispositions and discontinuance of operations had occurred on the first day of the reference period; provided, however, that Fixed Charges shall be reduced by amounts attributable to operations that are so disposed of or discontinued only to the extent that the obligations giving rise to such Fixed Charges would no longer be obligations contributing to the Company's Fixed Charges subsequent to the Transaction Date.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense, (ii) commissions, discounts and other fees and charges incurred with respect to letters of credit and bankers' acceptances financing, (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or secured by a Lien on assets of such Person, and (iv) the product of (a) all cash or non-cash dividend payments on any series of preferred stock of any Restricted Subsidiary of such Person (other than preferred stock of such Person), times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, determined, in each case, on a consolidated basis and in accordance with GAAP.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect in the United States on the date of the Indenture.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) Interest Rate Agreements, (ii) Currency Agreements and
(iii) Commodity Agreements.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or bankers' acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee of any Indebtedness of such Person or any other Person.

     "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement or arrangement entered into by the Company or any of its Restricted Subsidiaries designed to protect the Company or any of its Restricted Subsidiaries in the ordinary course of business against fluctuations in interest rates.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Liquidated Damages" means all liquidated damages then owing pursuant to the Registration Rights Agreement.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any sale of assets (including, without limitation, dispositions pursuant to sale/leaseback transactions), or (b) the disposition of any securities or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries, and (ii) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

     "Net Proceeds" means the aggregate amount of consideration received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale in the form of cash or Cash Equivalents (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets (including Equity Interests) the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company or any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender; (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

     "Obligations" means any principal, premium, interest (including post-petition interest), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Officers' Certificate" means, with respect to any Person, a certificate signed by the Chief Executive Officer or President and the Chief Financial Officer or chief accounting officer of such Person.

     "Permitted Investments" means (i) any Investments in the Company or in a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary; (ii) any Investments in Cash Equivalents; (iii) Investments by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (a) such Person becomes a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Subsidiary of the Company that is a Restricted Subsidiary; (iv) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made in compliance with the covenant set forth under "-- Repurchase at the Option of Holders -- Asset Sales;" and (v) any Investment in an Unrestricted Subsidiary or in an entity in which the Company or any Restricted Subsidiary has an Equity Interest together with one or more other Persons, and which is formed after the date of the Indenture for the purpose of engaging in a business (a) in which the Company or its Restricted Subsidiaries are engaged on the date of the Indenture or (b) which is related to a business in which the Company or its Restricted Subsidiaries are engaged on the date of the Indenture, provided, that, at the date any such Investment is made and after giving effect thereto, such Investment, together with all other such Investments by the Company and its Restricted Subsidiaries since the date of the Indenture, does not exceed $15.0 million.

     "Permitted Liens" means (i) Liens in favor of the Company; (ii) Liens securing Senior Debt of the Company that was permitted to be incurred pursuant to the Indenture; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such Liens were not created in contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or such Restricted Subsidiary; (iv) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided that such Liens were not created in contemplation of such acquisition;
(v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (vi) Liens existing on the date of the Indenture;
(vii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor; (viii) Liens imposed by law, such as mechanics', carriers', warehousemen's, materialmen's, and vendors' Liens, incurred in good faith in the ordinary course of business with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made therefor; (ix) zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property or minor irregularities of title incident thereto that do not, in the aggregate, materially detract from the value of the property or the assets of the Company or impair the use of such property in the operation of the Company's business; (x) judgment Liens to the extent that such judgments do not cause or constitute a Default or an Event of Default; (xi) Liens to secure the payment of all or a part of the purchase price of property or assets acquired or constructed in the ordinary course of business on or after the date of the Indenture, provided that (a) such property or assets are used in the same or similar line of business as the Company was engaged in on the date of the Indenture, (b) at the time of incurrence of any such Lien, the aggregate principal amount of the obligations secured by such Lien shall not exceed the lesser of the cost or fair market value of the assets or property (or portions thereof) so acquired or constructed, (c) each such Lien shall encumber only the assets or property (or portions thereof) so acquired or constructed and shall attach to such property within 120 days of the purchase or construction thereof and (d) any Indebtedness secured by such Lien shall have been permitted to be incurred under the "Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant and (xii) precautionary filings of any financial statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction made in connection with Capital Lease Obligations permitted to be incurred under the "Limitation on the Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant, provided that such Lien does not violate clauses (a), (b) and (c) of clause (xi) hereof.

     "Public Equity Offering" means a bona fide underwritten sale to the public of Common Stock of the Company pursuant to a registration statement (other than on Form S-8 or any other form relating to securities issuable under any benefit plan of the Company) that is declared effective by the Commission and results in aggregate gross proceeds to the Company of at least $15.0 million.

     "Purchase Money Obligations" of any Person means any obligations of such Person or any of its Restricted Subsidiaries to any seller or any other Person incurred or assumed in connection with the purchase of real or personal property to be used in the business of such Person or any of its subsidiaries within 180 days of such incurrence or assumption.

     "Registration Rights Agreement" means that certain Registration Rights Agreement, dated as of the date of the Indenture, among the Company and Bear, Stearns & Co. Inc.

     "Restricted Investment" means an Investment other than a Permitted Investment. With respect to Unrestricted Subsidiaries or Restricted Subsidiaries, the amount of Restricted Investments shall be calculated as the greater of (i) the book value of assets contributed by the Company or a Restricted Subsidiary or (ii) the Fair Market Value of the assets contributed by the Company or a Restricted Subsidiary (as certified by a resolution of independent directors of the Company if Fair Market Value or book value is greater than $1.0 million).

     "Restricted Subsidiary" means (i) any Subsidiary of the Company in existence on the date of the Indenture, (ii) any Subsidiary of the Company (other than a Subsidiary that is also a Subsidiary of an Unrestricted Subsidiary) organized or acquired after the date of the Indenture, unless such Subsidiary shall have been designated as an Unrestricted Subsidiary by resolution of the Board of Directors as provided in and in compliance with the definition of "Unrestricted Subsidiary" and (iii) any Unrestricted Subsidiary which is designated as a Restricted Subsidiary by the Board of Directors of the Company; provided that, immediately after giving effect to the designation referred to in clause (iii), no Default or Event of Default shall have occurred and be continuing and the Company could incur at least $1.00 of additional Indebtedness under the first paragraph under the "Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant. The Company shall evidence any such designation to the Trustee by promptly filing with the Trustee an Officers' Certificate certifying that such designation has been made and stating that such designation complies with the requirements of the immediately preceding sentence.

     "Senior Debt" means with respect to the Company, (i) the Obligations of the Company with respect to the Credit Facility and (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is pari passu with or subordinated in right of payment to the New Notes. Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include (v) any obligation of the Company to, in respect of or imposed by any environmental, landfill, waste management or other regulatory governmental agency, statute, law or court order, (w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company to any of the Company's Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the Indenture on or after the date of the Indenture.

     "Significant Subsidiary" means any Subsidiary of the Company that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

     "Subsidiary" means, with respect to any Person (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Persons or one or more Subsidiaries of such Person or any combination thereof.

     "Unrestricted Subsidiary" means, until such time as any of the following shall be designated as a Restricted Subsidiary of the Company by the Board of Directors of the Company as provided in and in compliance with the definition of "Restricted Subsidiary," (i) any Subsidiary of the Company or of a Restricted Subsidiary of the Company organized or acquired after the date of the Indenture that is designated concurrently with its organization or acquisition as an Unrestricted Subsidiary by resolution of the Board of Directors of the Company,
(ii) any Subsidiary of any Unrestricted Subsidiary, and (iii) any Restricted Subsidiary of the Company that is designated as an Unrestricted Subsidiary by resolution of the Board of Directors of the Company, provided that, (a) immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing, (b) any such designation shall be deemed, at the election of the Company at the time of such designation, to be either (but not both) (x) the making of a Restricted Payment at the time of such designation in an amount equal to the Investment in such Subsidiary subject to the restrictions contained in the "Limitation on Restricted Payments" covenant or (y) the making of an Asset Sale at the time of such designation in an amount equal to the Investment in such Subsidiary subject to the restrictions contained in the "Asset Sales" covenant, and (c) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated. A Person may be designated as an Unrestricted Subsidiary only if and for so long as such Person
(i) has no Indebtedness other than Non-Recourse Debt; (ii) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to make any payment to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (iii) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries. The Company shall evidence any designation pursuant to clause (i) or (iii) of the first sentence hereof to the Trustee by filing with the Trustee within 45 days of such designation an Officers' Certificate certifying that such designation has been made and, in the case of clause (iii) of the first sentence hereof, the related election of the Company in respect thereof.

     "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers, general partners or trustees of any Person (irrespective of whether or not, at the time, Capital Stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency) or, with respect to a partnership (whether general or limited), any general partner interest in such partnership.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person 80% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall be at the time beneficially owned by such Person either directly or indirectly through Wholly Owned Subsidiaries.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth in the next paragraph, the New Notes to be resold as set forth herein will initially be issued in the form of one or more Global Notes (the "Global Notes"). The Global Notes will be deposited on the date of the closing of the sale of the New Notes offered hereby (the "Closing Date") with, or on behalf of, the Depositary and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

     New Notes that are issued as described below under "-- Certificated Securities," will be issued in registered form (the "Certificated Securities"). Upon the transfer of Certificated Securities, such Certificated Securities may, unless the Global Notes have previously been exchanged for Certificated Securities, be exchanged for an interest in a Global Note representing the principal amount of New Notes being transferred.

     The Depositary is a limited-purpose trust company which was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

     The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants with portions of the principal amount of the Global Notes and (ii) ownership of the New Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer New Notes evidenced by the Global Notes will be limited to such extent.

     So long as the Global Note Holder is the registered owner of any New Notes, the Global Note Holder will be considered the sole owner or holder of such New Notes outstanding under the Indenture. Beneficial owners of New Notes evidenced by the Global Note will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. The ability of a Person having a beneficial interest in New Notes represented by a Global Note to pledge such interest to Persons or entities that do not participate in the Depositary's system or to otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     None of the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of New Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such New Notes.

     Payments in respect of the principal of, premium, if any, interest on any New Notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the Persons in whose names the New Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of New Notes (including principal, premium, if any, interest and Liquidated Damages, if any).

     The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

CERTIFICATED SECURITIES

     Subject to certain conditions, any Person having a beneficial interest in a Global Note may, upon request to the Company or the Trustee, exchange such beneficial interest for New Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such New Notes in the name of, and cause the same to be delivered to, such Person or Persons. In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to appoint a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of New Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the relevant Global Note Holder of its Global Note, New Notes in such form will be issued to each Person that the Depositary identifies as the beneficial owner of the related New Notes.

     Neither the Company nor the Trustee shall be liable for any delay by the Depositary in identifying the beneficial owners of the related New Notes and each such Person may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the New Notes to be issued).

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to Synthetic Industries, Inc., 309 LaFayette Road, Chickamauga, Georgia, 30707 Attn: Joseph Sinicropi, Chief Financial Officer.

                          DESCRIPTION OF THE OLD NOTES

     The terms of the Old Notes are identical in all material respects to the New Notes, except that the Old Notes have not been registered under the Securities Act, are subject to certain restrictions on transfer and are entitled to certain registration rights under the Registration Rights Agreement (which rights will terminate upon consummation of the Exchange Offer, except to the extent that the Initial Purchaser may have certain registration rights under limited circumstances). In addition, the Old Notes and the New Notes will for all purposes be deemed to be a single series of debt securities under the Indenture. See "Description of the New Notes -- General." Accordingly, holders of Old Notes should review the information set forth under "Risk
Factors -- Certain Consequences of a Failure to Exchange Old Notes" and "Description of the New Notes."

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


     In the opinion of King & Spalding, counsel to the Company, the following provides a true and accurate general summary of the principal United States federal income tax consequences of the exchange, holding and disposition of the New Notes. This discussion is based on the Internal Revenue Code, Treasury Regulations (including proposed regulations) promulgated thereunder, administrative pronouncements and judicial decisions each as now in effect, all of which are subject to change, possibly with retroactive effect. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to holders of New Notes in light of such holders' personal circumstances. This summary deals only with United States persons that will acquire New Notes pursuant to the terms of the Exchange Offer and will hold New Notes as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as financial institutions, S corporations, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons other than United States persons or persons that will hold New Notes as a position in a "straddle," as part of a hedging transaction for tax purposes, as part of a "synthetic security" or other integrated investment (including a "conversion transaction") or holders that have a "functional currency" other than the United States dollar. No ruling on any of the issues discussed below will be sought from the United States Internal Revenue Service (the "IRS").


EXCHANGE OF NEW NOTES


     The exchange of Old Notes for the New Notes pursuant to the Exchange Offer will not be treated as an "exchange" for federal income tax purposes, because the New Notes do not differ materially in kind or extent from the Old Notes. Rather, the new Notes received by a holder will be treated as a continuation of the Old Notes in the hands of such holder. As a result, no gain or loss will be recognized on the exchange of Old Notes (on New Notes pursuant to the Exchange Offer.


INTEREST ON NEW NOTES


     A holder of a New Note generally will be required to report as ordinary interest income for federal income tax purposes interest earned on the New Note in accordance with the holder's method of tax accounting.


DISPOSITION OF NEW NOTES


     A holder's tax basis for a New Note will be the holder's tax basis for the Old Note immediately before the Exchange. A holder's tax basis for the Old Note immediately before the Exchange generally will equal the cost of the Old Note to the holder, reduced by any amortized bond premium (as described below) and any payments other than interest made on the Old Note and increased by any market discount (as described below) included in the holder's income. Upon the sale, exchange or retirement of a New Note, a holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less the amount attributable to any accrued but unpaid interest on the New Note, which amount will be taxable as interest if it has not been included in income under such holder's method of accounting) and the holder's tax basis in the New Note. Except as discussed below with respect to gain attributable to market discount, gain or loss will be long-term capital gain or loss if, on the date of the sale, a holder has a holding period for the New Note (which would include the holding period of the Old Note) of more than one year. Otherwise, except as discussed below with respect to gain, the gain or loss will be short-term capital gain or loss.



AMORTIZABLE BOND PREMIUM AND MARKET DISCOUNT



     A Note acquired with an adjusted basis (for purposes of determining loss on a sale or exchange) in excess of the outstanding principal amount of the Note at the time of acquisition will be considered to have amortizable bond premium. A holder of a Note acquired with such premium generally may elect to amortize such premium as an offset to interest income, using a constant yield method, over the remaining term of the Note. Corresponding adjustments are made to such holder's basis in the Note. This election would apply to all taxable debt instruments held by such holder at the beginning of the taxable year in which the election applies and to all taxable debt instruments thereafter acquired.



     A Note acquired with an adjusted basis that is less than its outstanding principal amount at the time of acquisition by more than a de minimis amount will be considered to have "market discount" in the hands of the acquiring holder. Under the de minimis exception, there is no market discount if the excess of the outstanding principal amount of the Note over the holder's tax basis in the Note is less than .25% of the principal amount multiplied by the number of complete years after the acquisition date to the maturity date of the Note. Market discount generally accrues ratably during the period immediately after the date of acquisition to the maturity date of the Note, unless the holder elects to accrue such discount on the basis of the constant interest method.



     The holder of a Note acquired at a market discount generally will be required to treat all or a portion of the gain realized upon the sale or other disposition of the Note as ordinary income to the extent of accrued market discount not previously included in income, if any. If a holder's interest expense deductions for a taxable year attributable to indebtedness treated as incurred or continued to purchase or carry a Note exceed interest and market discount included in income with respect to the Note for such taxable year, a holder may be required to defer all or a portion of such excess. The rules described above with respect to the recharacterization of gain realized on a disposition of a Note and deferral of interest will not apply if the holder elects to include market discount in income currently as it accrues. Such election, if made, applies with respect to all market discount bonds acquired by the holder on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS.



     Holders who were subject to the bond premium and market discount provisions discussed above with respect to Old Notes will continue to be subject to those provisions with respect to New Notes received in exchange for Old Notes under the Exchange Offer. Holders should consult their own tax advisors regarding the specific application of those provisions to Notes acquired at a premium or at a discount.



BACKUP WITHHOLDING AND INFORMATION REPORTING



     A 31% "backup" withholding and information reporting requirement apply to certain holders with respect to certain payments of principal, interest and premium on a debt instrument and proceeds from the sale, redemption, or retirement of a debt instrument. A holder of a New Note may be subject to backup withholding at the rate of 31% with respect to interest paid on the New Note and proceeds from the sale, exchange, redemption or retirement of the New Note, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of a New Note who does not provide the Company with his correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the holder's federal income tax liability provided that the required information is furnished to the IRS.

     EACH HOLDER SHOULD BE AWARE THAT THE FOREGOING DISCUSSION DOES NOT ADDRESS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER IN LIGHT OF SUCH HOLDER'S PARTICULAR CIRCUMSTANCES. EACH HOLDER SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES.


                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account in connection with the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by Participating Broker-Dealers during the period referred to below in connection with resales of New Notes received in exchange for Old Notes if such Old Notes were acquired by such Participating Broker-Dealers for their own accounts as a result of market-making activities or other trading activities. The Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such New Notes for a period ending 180 days (subject to extension under certain limited circumstances described herein) after the Expiration Date or, if earlier, when all such New Notes have been disposed of by such Participating Broker-Dealer. However, a Participating Broker-Dealer who intends to use this Prospectus in connection with the resale of New Notes received in exchange for Old Notes pursuant to the Exchange Offer must notify the Company, or cause the Company to be notified, on or prior to the Expiration Date, that it is a Participating Broker-Dealer. Such notice may be given in the space provided for that purpose in the Letter of Transmittal or may be delivered to the Exchange Agent at one of the addresses set forth herein under "The Exchange
Offer -- Exchange Agent." See "The Exchange Offer -- Resales of New Notes."

     The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. New Notes received by broker-dealers for their own accounts in connection with the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account in connection with the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                                 LEGAL MATTERS


     Certain legal matters in connection with the New Notes will be passed upon for the Company by King & Spalding, New York, New York.


                                    EXPERTS


     The Consolidated Financial Statements as of September 30, 1996 and 1995 and for each of the three fiscal years in the period ended September 30, 1996, appearing in this Prospectus and Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report thereon appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           SYNTHETIC INDUSTRIES, INC.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS:

(1) Consolidated Financial Statements as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996.

                                                                      PAGE
                                                                      ----
        Independent Auditors' Report................................   F-2
        Consolidated Balance Sheets.................................   F-3
        Consolidated Statements of Operations.......................   F-4
        Consolidated Statements of Changes in Stockholder's
          Equity....................................................   F-5
        Consolidated Statements of Cash Flows.......................   F-6
        Notes to Consolidated Financial Statements..................   F-7


(2) Unaudited Consolidated Financial Statements as of March 31, 1997 and 1996 and for the three and six month periods then ended.


        Consolidated Balance Sheets.................................  F-15
        Consolidated Statements of Operations.......................  F-16
        Consolidated Statements of Cash Flows.......................  F-17
        Notes to Consolidated Financial Statements..................  F-18

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
Synthetic Industries, Inc.
Chickamauga, Georgia

     We have audited the accompanying consolidated balance sheets of Synthetic Industries, Inc. and its subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Synthetic Industries, Inc. and subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

New York, New York
November 12, 1996

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                     ASSETS


                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
CURRENT ASSETS:
  Cash......................................................  $    101    $    108
  Accounts receivable, net (Note 4).........................    48,165      47,947
  Inventory (Note 5)........................................    39,142      45,597
  Other current assets (Note 6).............................    14,655      14,708
                                                              --------    --------
          TOTAL CURRENT ASSETS..............................   102,063     108,360
PROPERTY, PLANT AND EQUIPMENT, net (Note 7).................   137,974     116,729
OTHER ASSETS (Note 8).......................................    84,021      87,211
                                                              --------    --------
                                                              $324,058    $312,300
                                                              ========    ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable..........................................  $ 20,227    $ 24,021
  Accrued expenses and other current liabilities............     9,669       7,378
  Income taxes payable (Note 11)............................     1,407       1,455
  Interest payable..........................................     6,024       6,427
  Current maturities of long-term debt (Note 9).............       659          40
                                                              --------    --------
          TOTAL CURRENT LIABILITIES.........................    37,986      39,321
LONG-TERM DEBT (Note 9).....................................   194,353     192,048
DEFERRED INCOME TAXES (Note 11).............................    25,875      23,175
COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS' EQUITY (Note 3):
  Common stock (par value $1.00 per share; authorized,
     25,000,000; issued and outstanding, 5,781,250).........     5,781       5,781
  Additional paid-in capital................................    63,519      63,519
  Cumulative translation adjustments........................        15          29
  Deficit...................................................    (3,471)    (11,573)
                                                              --------    --------
          TOTAL STOCKHOLDERS' EQUITY........................    65,844      57,756
                                                              --------    --------
                                                              $324,058    $312,300
                                                              ========    ========


                See notes to consolidated financial statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                           FISCAL YEAR ENDED SEPTEMBER 30,
                                          ---------------------------------
                                            1996        1995        1994
                                          ---------   ---------   ---------
Net sales...............................  $ 299,532   $ 271,427   $ 234,977
                                          ---------   ---------   ---------
Costs and expenses:
  Cost of sales.........................    208,321     194,706     152,305
  Selling expenses......................     27,488      24,273      21,815
  General and administrative expenses...     22,657      21,195      17,588
  Amortization of excess of purchase
     price over net assets acquired and
     other intangibles..................      2,592       2,566       2,499
                                          ---------   ---------   ---------
                                            261,058     242,740     194,207
                                          ---------   ---------   ---------
     Operating income...................     38,474      28,687      40,770
                                          ---------   ---------   ---------
Other expenses:
  Interest expense, net.................     22,773      22,514      20,011
  Amortization of deferred financing
     costs..............................        699         737         739
                                          ---------   ---------   ---------
                                             23,472      23,251      20,750
                                          ---------   ---------   ---------
Income before provision for income
  taxes.................................     15,002       5,436      20,020
Provision for income taxes (Note 11)....      6,900       3,500       8,600
                                          ---------   ---------   ---------
NET INCOME..............................  $   8,102   $   1,936   $  11,420
                                          =========   =========   =========
Net income per common share (Note 3)....  $    1.37   $     .33   $    1.93
                                          =========   =========   =========
Weighted average shares outstanding.....  5,930,502   5,930,502   5,930,502
                                          =========   =========   =========

                See notes to consolidated financial statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                           (IN THOUSANDS OF DOLLARS)

                                                   ADDITIONAL   CUMULATIVE
                                          COMMON    PAID-IN     TRANSLATION
                                          STOCK     CAPITAL     ADJUSTMENTS   DEFICIT     TOTAL
                                          ------   ----------   -----------   --------   -------
Balance, October 1, 1993 (Note 3).......  $5,781    $63,519        $ 52       $(24,929)  $44,423
Net income..............................     --          --          --         11,420    11,420
Foreign currency translation............     --          --         (26)            --       (26)
                                          ------    -------        ----       --------   -------
Balance, September 30, 1994.............  5,781      63,519          26        (13,509)   55,817
Net income..............................     --          --          --          1,936     1,936
Foreign currency translation............     --          --           3             --         3
                                          ------    -------        ----       --------   -------
Balance, September 30, 1995.............  5,781      63,519          29        (11,573)   57,756
Net income..............................     --          --          --          8,102     8,102
Foreign currency translation............     --          --         (14)            --       (14)
                                          ------    -------        ----       --------   -------
Balance, September 30, 1996.............  $5,781    $63,519        $ 15       $ (3,471)  $65,844
                                          ======    =======        ====       ========   =======

                See notes to consolidated financial statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)


                                                                 YEAR ENDED SEPTEMBER 30,
                                                             --------------------------------
                                                               1996        1995        1994
                                                             --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...............................................  $  8,102    $  1,936    $ 11,420
  Adjustments to reconcile net income to net cash provided
     by (used in) operations:
     Depreciation and amortization.........................    16,299      14,937      12,390
     Deferred income taxes.................................     3,400        (355)      3,830
     Provision for bad debts...............................     1,024       3,363         217
     Loss on disposal of equipment.........................        --          --         266
     Change in assets and liabilities:
       Increase in accounts receivable.....................    (1,247)    (12,212)     (2,861)
       Decrease (increase) in inventory....................     6,451     (13,076)     (7,255)
       Increase in other current assets....................      (647)     (1,469)       (632)
       (Decrease) increase in accounts payable.............    (3,801)      5,254       5,348
       Increase in accrued expenses and other current
          liabilities......................................     2,291         434         533
       (Decrease) increase in income taxes payable.........       (48)        973         482
       (Decrease) increase in interest payable.............      (403)        180         224
                                                             --------    --------    --------
          Cash provided by (used in) operating
            activities.....................................    31,421         (35)     23,962
                                                             --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment...............   (29,253)    (13,313)    (31,866)
                                                             --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under term loan...............................    19,500      11,000          --
  Repayments under term loan...............................      (500)     (6,000)     (6,000)
  Net (repayment) borrowings under revolving credit line...   (20,734)      8,598      13,802
  Payment of capital lease obligation and other long term
     debt..................................................      (342)        (36)        (31)
  Deferred financing costs.................................      (101)       (221)         --
                                                             --------    --------    --------
     Cash (used in) provided by financing activities.......    (2,177)     13,341       7,771
     Effect of exchange rate changes on cash...............         2          (2)         (3)
                                                             --------    --------    --------
NET DECREASE IN CASH.......................................        (7)         (9)       (136)
CASH AT BEGINNING OF PERIOD................................       108         117         253
                                                             --------    --------    --------
CASH AT END OF PERIOD......................................  $    101    $    108    $    117
                                                             ========    ========    ========
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
  Cash paid during the year for:
     Interest..............................................  $ 23,176    $ 22,334    $ 19,787
     Income taxes..........................................     3,548       2,882       3,901
SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITY
  Capital lease obligation incurred for purchase of
     equipment.............................................  $  5,000    $     --    $     --


                See notes to consolidated financial statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. ORGANIZATION

     Synthetic Industries, Inc., a Delaware corporation (the "Company"), manufactures and markets a wide range of polypropylene-based fabric and fiber products designed for industrial applications. The Company's diverse mix of products are marketed to the floor covering, construction and technical textile markets for such end-use applications as carpet backing, geotextiles, erosion control, concrete reinforcement and furniture construction fabrics. The Company manufactures and sells more than 2,000 products in over 65 end-use markets predominantly in North America, Europe and the Far East.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated.

REVENUE RECOGNITION

     Revenue from product sales is recognized at the time of shipment.

FOREIGN CURRENCY TRANSLATION

     The assets and liabilities of foreign subsidiaries are translated at the fiscal year-end rates of exchange, and the results of operations are translated at the average rates of exchange for the years presented. Gains or losses resulting from translating foreign currency financial statements are accumulated in the cumulative translation adjustments account in the stockholder's equity section of the accompanying consolidated balance sheets.

INVENTORY

     Inventory is stated at the lower of cost, determined using the first-in, first-out method, or market.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is provided on the straight-line method based on estimated useful lives, as follows:

Building and improvements..........................  25 years
Machinery and equipment............................  14 years

     Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the lease. Expenses for repairs, maintenance and renewals are charged to operations as incurred. Expenditures which improve an asset or extend its useful life are capitalized. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in the results of operations.

     Capitalized interest is charged to machinery and equipment and amortized over the lives of the related assets. Interest capitalized during fiscal 1996, 1995 and 1994 was $392, $729 and $283, respectively.

INCOME TAXES

     The Company accounts for income taxes using an asset and liability approach in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are recognized for the

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED

     The excess of purchase price over net assets acquired is amortized on a straight-line basis over a period of 40 years. Excess of purchase price over net assets acquired is assessed for recoverability on a regular basis. In evaluating the value and future benefits of goodwill, its carrying value would be reduced by the excess, if any, of the balance over management's best estimate of undiscounted future operating income before amortization of the related intangible assets over the remaining amortization period.

DEFERRED FINANCING COSTS AND INTANGIBLE ASSETS

     Deferred financing costs are amortized over periods from 5 to 12 years. Intangible assets consist primarily of a Fibermesh(R) trademark and patents on civil engineering products, which are amortized on a straight-line basis over 40 and 15 years, respectively.

NET INCOME PER SHARE


     Net income per share was computed by dividing net income by the weighted average number of common shares and common equivalent shares outstanding during each period, as adjusted for the stock splits. Common equivalent shares include options calculated using the treasury stock method. Retroactive restatement has been made to all share and per share amounts for the 115,741-for-1 stock split effective October 30, 1996 (Note 3).


USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. Management believes that the adoption of this standard will have no effect on consolidated financial position or results of operations.

STOCK-BASED COMPENSATION

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" which will be effective for the Company beginning October 1, 1996. SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company will account for stock-based compensation awards under the provisions of Accounting Principles Board Opinion No. 25, as permitted by SFAS No. 123. In accordance with SFAS No. 123, beginning in the fiscal year ended September 30, 1997,

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES the Company will make pro forma disclosures relative to stock-based compensation as part of the accompanying footnotes to the consolidated financial statements.

RECLASSIFICATION OF PRIOR FINANCIAL STATEMENTS

     Certain reclassifications have been made to previous years' financial statements to conform with 1996 classifications.

3. RECAPITALIZATION AND INITIAL PUBLIC OFFERING

     On July 31, 1996, the board of directors of the Company (the "Board") approved an amendment to the Company's Certificate of Incorporation to effect a recapitalization of the Company's Common Stock, pursuant to which the number of authorized shares of the Company's Common Stock was increased to 25,000,000 shares (the "Recapitalization"). As part of the Recapitalization, the Board approved a 115,740.74-for-1 stock split of the issued and outstanding shares of Common Stock. The Recapitalization, including the stock split, became effective immediately prior to the initial public offering. All share and per share information included in the accompanying consolidated financial statements and notes have been adjusted to give retroactive recognition to the stock split.


     On November 1, 1996, the Company sold 2,875,000 shares of Common Stock in an underwritten public offering. The net proceeds to the Company from the sale (after payment of underwriting discounts and commissions and expenses) were approximately $34,000. The net proceeds to the Company will be used to repay certain outstanding indebtedness. Supplementary pro forma net income per share, assuming the net proceeds were used to reduce outstanding bank indebtedness as of the beginning of fiscal 1996, would have been $1.12.


4. ACCOUNTS RECEIVABLE

     Accounts receivable are presented net of the allowances for doubtful accounts of $3,036, $4,053 and $1,201 for fiscal 1996, 1995 and 1994, respectively. Amounts written off against established allowances were $2,041, $511 and $217 for the years ended September 30, 1996, 1995 and 1994, respectively.

     Most of the Company's carpet backing sales are with customers located in Georgia. Net sales to one customer represented 18% of consolidated net sales for all three fiscal years presented.

5. INVENTORY

                                                             SEPTEMBER 30,
                                                           ------------------
                                                            1996       1995
                                                           -------    -------
Finished goods...........................................  $22,555    $27,867
Work in progress.........................................    7,937      5,541
Raw materials............................................    8,650     12,189
                                                           -------    -------
                                                           $39,142    $45,597
                                                           =======    =======

6. OTHER CURRENT ASSETS

                                                             SEPTEMBER 30,
                                                           ------------------
                                                            1996       1995
                                                           -------    -------
Prepaid supplies.........................................  $ 8,283    $ 7,192
Deferred tax assets......................................    4,765      5,465
Other....................................................    1,607      2,051
                                                           -------    -------
                                                           $14,655    $14,708
                                                           =======    =======

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

7. PROPERTY, PLANT AND EQUIPMENT

                                                            SEPTEMBER 30,
                                                         --------------------
                                                           1996        1995
                                                         --------    --------
Land...................................................  $  4,458    $  3,511
Buildings and improvements.............................    29,298      23,457
Machinery and equipment and leasehold improvements.....   179,386     151,921
                                                         --------    --------
                                                          213,142     178,889
Accumulated depreciation...............................    75,168      62,160
                                                         --------    --------
                                                         $137,974    $116,729
                                                         ========    ========

     Depreciation expense on property, plant and equipment was $13,008, $11,634 and $9,152 in fiscal 1996, 1995 and 1994, respectively.

8. OTHER ASSETS

                                                            SEPTEMBER 30,
                                                         --------------------
                                                           1996        1995
                                                         --------    --------
Excess of purchase price over net assets acquired......  $ 99,818    $ 99,818
Intangible assets......................................     3,546       3,546
Deferred financing costs...............................    12,331      12,230
                                                         --------    --------
                                                          115,695     115,594
Accumulated amortization...............................    31,674      28,383
                                                         --------    --------
                                                         $ 84,021    $ 87,211
                                                         ========    ========

     The excess of purchase price over net assets acquired arose from the purchase of the Company's Common Stock. The Company was acquired by Synthetic Industries L.P., a Delaware limited partnership (the "Partnership") on December 4, 1986. This acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based on estimates by independent appraisals and other valuations of fair market value as of December 4, 1986, and resulted in a purchase price in excess of net assets acquired of $99,818.

     Amortization expense was $3,291, $3,303 and $3,238 in fiscal 1996, 1995 and 1994, respectively.

9. LONG-TERM DEBT

     Long-term debt consists of the following at September 30:

                                                           1996        1995
                                                         --------    --------
Secured revolving credit facility(a):
  Secured revolving credit portion.....................  $  3,993    $ 24,727
  Term loan portion....................................    45,000      26,000
12 3/4% senior subordinated debentures(b)..............   140,000     140,000
Capital lease obligation (Note 10).....................     4,698          --
Other..................................................     1,321       1,361
                                                         --------    --------
                                                          195,012     192,088
Less current portion...................................       659          40
                                                         --------    --------
Total long-term portion................................  $194,353    $192,048
                                                         ========    ========

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

     A. THE SECURED REVOLVING CREDIT FACILITY

     On October 20, 1995, the Company and its lenders entered into a Fourth Amended and Restated Revolving Credit Agreement (as amended to date, the "Credit Facility"). The Company's term loan portion of the Credit Facility (the "Term Loan") was increased to $45,000. The Credit Facility has a termination date of October 20, 2001, and provides for Term Loan repayments of $10,000 in 1999 and $17,500 in each of 2000 and 2001.

     The revolving credit loan portion of the Credit Facility (the "Revolver") provides for availability based on a borrowing formula consisting of 85% of eligible accounts receivable and 50% of eligible inventory, subject to certain limitations. The maximum amount available for borrowing under the Revolver is increased to $40,000, of which $34,115 is available at September 30, 1996.


     The Credit Facility permits borrowings which bear interest, at the Company's option, (i) for domestic borrowings based on the lender's base rate plus .75% or 1.00% for Revolver or Term Loan advances, respectively (9.0% and 9.25% at September 30, 1996) or (ii) for Eurodollar borrowings, based on the Interbank Eurodollar rate at the time of conversion plus 2.5% or 2.75% for Term Loan or Revolver advances, respectively (8.0938% at September 30, 1996).


     The Credit Facility provides for borrowings under letters of credit of up to $3,000, which borrowings reduce amounts available under the Revolver. At September 30, 1996, there was $1,892 in letters of credit outstanding under the Credit Facility. The Company is required to pay a .375% fee on the unused portion of the commitment and an agency fee of $150 per annum.

     The Credit Facility is collateralized by substantially all of the Company's assets and contains covenants related to the maintenance of certain operating and working capital levels and limitations as to the amount of capital expenditures. The Company's ability to pay dividends on its Common Stock is restricted by both the Credit Facility and the indenture relating to the Senior Subordinated Debentures discussed below.

     B. SENIOR SUBORDINATED DEBENTURES

     On December 14, 1992, the Company issued $140,000 of 12 3/4% Senior Subordinated Debentures due 2002 (the "Debentures"), which represent unsecured obligations of the Company. The Debentures are redeemable at the option of the Company at any time on or after December 1, 1997, initially at 106.375% of their principal amount, together with accrued interest, with declining redemption prices thereafter. Interest on the Debentures is payable semi-annually on June 1 and December 1.


     The fair value of the Company's Debentures is estimated based on quoted market prices for the Debentures in the over-the-counter market. The estimated fair value of the Debentures at September 30, 1996 is 107.0% of their face amount, or $149,800.



     Approximate aggregate minimum annual payments due on long-term debt and the capital lease obligation, for the subsequent five years are as follows: 1997, $659; 1998, $718; 1999, $10,783; 2000, $22,347; 2001, $19,470; and thereafter,
$141,036.


10. COMMITMENTS AND CONTINGENCIES

     A. LEASE COMMITMENTS

     On May 15, 1996, the Company entered into a five year capital lease for equipment which provides for payments over a five year period at an interest rate of 8.42% The Company also leases certain factory and warehouse buildings and equipment under long-term operating leases expiring through 2009.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

     Future minimum lease payments under noncancellable lease obligations at September 30, 1996 are as follows:

                                                              CAPITAL    OPERATING
YEAR                                                          LEASES      LEASES
----                                                          -------    ---------
1997........................................................  $  986      $3,786
1998........................................................     986       2,262
1999........................................................     986       1,622
2000........................................................     986         991
2001........................................................   1,993         362
Thereafter..................................................      --         817
                                                              ------      ------
Total minimum lease payments................................  $5,937      $9,840
                                                                          ======
Less amount representing interest...........................   1,239
                                                              ------
Present value of net minimum lease payments.................   4,698
Less current maturities of capital lease obligation.........     614
                                                              ------
Capital lease obligation....................................  $4,084
                                                              ======

     Total rental expense for the above operating leases and other short-term leases for the fiscal years 1996, 1995 and 1994 was $4,499, $3,731 and $4,684, respectively.

     B. CAPITAL EXPENDITURES

     In fiscal 1997, the Company plans a $40,000 expansion of its manufacturing facilities, primarily to expand capacity and to continue to reduce manufacturing costs, subject to prevailing market conditions, of which $7,084 is committed at September 30, 1996.

     C. LITIGATION

     The Company and its subsidiaries are parties to litigation arising out of their business operations. Most of such litigation involves claims for personal injury, property damage, breach of contract and claims involving employee relations and certain administrative proceedings. The Company believes such claims are adequately covered by insurance or do not involve a risk of material loss to the Company.

11. INCOME TAXES

     The provision (benefit) for income taxes is as follows:


                                                             YEAR ENDED SEPTEMBER 30,
                                                             ------------------------
                                                              1996     1995     1994
                                                             ------   ------   ------
Current:
  Federal..................................................  $2,600   $3,180   $3,770
  State....................................................     600      400    1,000
  Foreign..................................................     300      275       --
                                                             ------   ------   ------
                                                              3,500    3,855    4,770
                                                             ------   ------   ------
Deferred:
  Federal..................................................   3,200     (218)   3,405
  State....................................................     200     (137)     425
                                                             ------   ------   ------
                                                              3,400     (355)   3,830
                                                             ------   ------   ------
                                                             $6,900   $3,500   $8,600
                                                             ======   ======   ======

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

     A reconciliation of US income tax computed at the statutory rate and actual tax expense is as follows:


                                          YEAR ENDED SEPTEMBER 30,
                                          ------------------------
                                           1996     1995     1994
                                          ------   ------   ------
Amount computed at statutory rate.......  $5,250   $1,900   $7,007
State and local taxes -- less applicable
  federal income tax benefit............     550      270      747
Amortization of goodwill................     873      873      871
Other nondeductible expenses............     115      210      348
Other, net..............................     112      247     (373)
                                          ------   ------   ------
                                          $6,900   $3,500   $8,600
                                          ======   ======   ======


     The tax effects of significant items comprising the Company's net deferred tax liability are as follows:

                                          YEAR ENDED SEPTEMBER 30,
                                          ------------------------
                                            1996           1995
                                          ---------      ---------
Property, plant and equipment...........    $24,819        $22,121
Trademarks and patents..................      1,056          1,054
                                            -------        -------
Total deferred tax liabilities..........     25,875         23,175
                                            -------        -------
Receivables.............................        996          1,609
Inventory...............................        626            628
Accrued expenses........................      1,829          1,581
AMT credit carryforward.................      1,314          1,647
                                            -------        -------
Total deferred tax assets...............      4,765          5,465
                                            -------        -------
Net deferred tax liability..............    $21,110        $17,710
                                            =======        =======

     The Company's United States income tax returns for fiscal years 1992 and 1993 have been examined and settled without material adjustment.

12. RETIREMENT PROGRAMS

     For United States employees, the Company maintains a trusteed profit-sharing plan (the "Plan") which is qualified under Section 401(k) of the Internal Revenue Code. All full-time employees over the age of 21 who have been employed continuously for at least one year are eligible for participation in the Plan. The Company may, but has not elected to, contribute a portion of its profits to the Plan, as determined by the Board. Employer contributions vest over 1 to 5 years. The Company has elected to match employee contributions to the Plan on a 50% basis but not to exceed 3% of the employee's annual compensation. During fiscal years 1996, 1995 and 1994, the Company contributed $999, $921 and $891, respectively. The Plan provides for the Company to bear the expense of the administration of the Plan. Pension expense on the foreign plans is not significant.

13. STOCK OPTIONS

     In August 1994, the Company adopted a stock option plan (the "Directors' Plan"), pursuant to which non-qualified stock options to purchase an aggregate of 125,261 shares of Common Stock were granted to the four non-employee Directors of the Company at an exercise price of $6.83 per share which was determined by reference to the fair market value of the Company's equity at the time such Directors joined the Board. The stock options will be fully vested by October 1, 1996 and have a term which expires on August 4, 2004. The Directors' Plan does not provide for any further grants of options thereunder.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

     In August 1994, the Company adopted a stock option plan ( the "1994 Plan") for its key employees which provides for the grant of incentive stock options, within the meaning of Section 422A of the Internal Revenue Code, and non-qualified stock options. The maximum aggregate number of shares of Common Stock that may be issued under the 1994 Plan is 491,413 shares.

     In December 1995 and 1994, stock options for 174,716 and 316,697 shares of Common Stock were granted to various employees under the 1994 Plan at an exercise price of $10.72 per share. The stock options vest and become exercisable at a rate of 25% per year over a four-year period and expire ten years from the date of grant. As of September 30, 1996, 79,173 options were exercisable under the 1994 Plan.

     In May 1996, as amended on July 31, 1996, the Company adopted a stock option plan (the "1996 Plan"), which provides for the grant of incentive stock options and non-qualified stock options to any full time employee of the Company under terms substantially the same as the 1994 Plan. The maximum number of shares of Common Stock that may be issued under the 1996 Plan is 289,062 shares. Options to purchase an aggregate of 21,723 shares have been granted at an exercise price of $10.72 per share.

     The purchase price of the shares of Common Stock subject to options under the 1994 and 1996 Plans must be no less than the fair market value of the Common Stock at the date of grant, provided, however, that the purchase price of shares of Common Stock subject to Initial Stock Offerings ("ISOs") granted to any optionee who owns shares possessing more than 10% of the combined voting power of the Company ("Ten Percent Stockholder") must not be less than 110% of the fair market value of the Common Stock at the date of grant. The maximum term of an option may not exceed ten years from the date of grant, except with respect to ISOs granted to Ten Percent Stockholders which must expire within five years of the date of grant.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES



                          CONSOLIDATED BALANCE SHEETS


               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)



                                     ASSETS



                                                               MARCH 31,     SEPTEMBER 30,
                                                                 1997            1996
                                                              -----------    -------------
                                                              (UNAUDITED)
CURRENT ASSETS:
  Cash......................................................    $   1,190      $     101
  Accounts receivable, net of allowance for doubtful
     accounts of $3,461 and $3,036, respectively............       50,645         48,165
  Inventory (Note 3)........................................       61,006         39,142
  Other current assets (Note 4).............................       19,143         14,655
                                                                ---------      ---------
          TOTAL CURRENT ASSETS..............................      131,984        102,063
PROPERTY, PLANT AND EQUIPMENT, net (Note 5).................      154,629        137,974
OTHER ASSETS................................................       84,165         84,021
                                                                ---------      ---------
                                                                $ 370,778      $ 324,058
                                                                =========      =========

                           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable..........................................    $  28,686      $  20,227
  Accrued expenses and other current liabilities............       10,345          9,669
  Income taxes payable (Note 7).............................           --          1,407
  Interest payable..........................................        2,388          6,024
  Current maturities of long-term debt (Note 6).............          688            659
                                                                ---------      ---------
          TOTAL CURRENT LIABILITIES.........................       42,107         37,986
LONG-TERM DEBT (Note 6).....................................      212,029        194,353
DEFERRED INCOME TAXES (Note 7)..............................       25,875         25,875
                                                                ---------      ---------
STOCKHOLDERS' EQUITY (Note 8):
  Common stock (par value $1.00 per share; authorized,
     25,000,000; issued and outstanding, 8,656,250 and
     5,781,250 shares, respectively)........................        8,656          5,781
  Additional paid-in capital (Note 8).......................       94,325         63,519
  Cumulative translation adjustments........................          143             15
  Deficit...................................................      (12,357)        (3,471)
                                                                ---------      ---------
          TOTAL STOCKHOLDERS' EQUITY........................       90,767         65,844
                                                                ---------      ---------
                                                                $ 370,778      $ 324,058
                                                                =========      =========



                See notes to consolidated financial statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
         (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)


                                             THREE MONTHS ENDED
                                                 MARCH 31,            SIX MONTHS ENDED MARCH 31,
                                             1997          1996          1997           1996
                                          ----------    ----------    -----------    -----------
Net sales...............................  $   75,358    $   64,609     $  146,215     $  129,217
Costs and expenses:
  Cost of sales.........................      51,123        46,170        101,166         96,087
  Selling expenses......................       7,246         6,236         14,184         11,952
  General and administrative expenses...       7,010         5,820         12,891         10,791
  Amortization of excess purchase price
     over net assets acquired and other
     intangibles........................         648           648          1,296          1,296
                                          ----------    ----------     ----------     ----------
                                              66,027        58,874        129,537        120,126
                                          ----------    ----------     ----------     ----------
     Operating income...................       9,331         5,735         16,678          9,091
Other expenses:
  Interest expense......................       5,365         5,710         10,775         11,390
  Amortization of deferred financing
     costs..............................         163           175            339            348
                                          ----------    ----------     ----------     ----------
                                               5,528         5,885         11,114         11,738
                                          ----------    ----------     ----------     ----------
Income (loss) before income tax
  provision (benefit) and extraordinary
  item..................................       3,803          (150)         5,564         (2,647)
Income tax provision (benefit) (Note
  7)....................................       1,643           260          2,500           (340)
                                          ----------    ----------     ----------     ----------
Income (loss) before extraordinary
  item..................................       2,160          (410)         3,064         (2,307)
Extraordinary item -- Loss from early
  extinguishment of debt (net of tax
  benefit of $7,481)....................      11,950            --         11,950             --
NET LOSS................................  $   (9,790)   $     (410)    $   (8,886)    $   (2,307)
                                          ==========    ==========     ==========     ==========
Net Income (loss) per share before
  extraordinary item....................  $     0.24    $    (0.07)    $     0.36     $    (0.39)
Extraordinary loss per share............  $    (1.33)           --     $    (1.42)            --
                                          ----------    ----------     ----------     ----------
Net loss per share......................  $    (1.09)   $    (0.07)    $    (1.06)    $    (0.39)
                                          ==========    ==========     ==========     ==========
Weighted average shares outstanding.....   8,957,155     5,930,502      8,413,922      5,930,502
                                          ==========    ==========     ==========     ==========


                See notes to consolidated financial statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                           (IN THOUSANDS OF DOLLARS)


                                  (UNAUDITED)



                                                                SIX MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                1997         1996
                                                              ---------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss) before extraordinary item...............  $   3,064    $ (2,307)
Adjustments to reconcile net (loss) income to net cash
  provided by (used in) operations:
  Depreciation and amortization of deferred financing and
     organization costs and intangibles.....................      9,027       8,031
  Provision for bad debts...................................        141         109
  Deferred income taxes.....................................      3,110        (490)
Change in assets and liabilities, net of acquisition:
  Decrease in accounts receivable...........................         58       4,697
  (Increase) decrease in inventory..........................    (20,501)      4,287
  Decrease in other current assets..........................        577         900
  Increase (decrease) in accounts payable...................      8,459      (3,110)
  Increase (decrease) in accrued expenses and other current
     liabilities............................................        200        (397)
  Decrease in income taxes payable..........................     (1,407)     (1,207)
  Decrease in interest payable..............................     (3,636)       (375)
                                                              ---------    --------
          Cash (used in) provided by operating activities...       (908)     10,138
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment................    (18,909)    (13,650)
  Investment in business (Note 9)...........................     (9,354)         --
          Cash used in investing activities.................    (28,263)    (13,650)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under the term loan............................         --      19,500
  Repayments under term loan................................    (20,000)       (500)
  Net borrowings (repayments) under revolving credit line...        625     (15,176)
  Issuance of 9 1/4% Senior subordinated debentures.........    170,000          --
  Redemption of 12 3/4% Senior subordinated debentures......   (132,597)         --
  Repayment costs on early extinguishment of debt...........    (15,920)         --
  Proceeds from underwritten public offering................     33,681          --
  Debt issuance costs.......................................     (5,290)        (98)
  Repayments of capital lease obligations and other long
     term debt..............................................       (323)        (19)
                                                              ---------    --------
     Cash provided by financing activities..................     30,176       3,707
     Effect of exchange rate changes on cash................         84         (37)
                                                              ---------    --------
NET INCREASE IN CASH........................................      1,089         158
CASH AT BEGINNING OF PERIOD.................................        101         108
                                                              ---------    --------
CASH AT END OF PERIOD.......................................  $   1,190    $    266
                                                              =========    ========
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest..................................................  $  14,411    $ 11,765
  Income taxes..............................................        797       1,387



                See notes to consolidated financial statements.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                           (IN THOUSANDS OF DOLLARS)



(INFORMATION AS OF MARCH 31, 1997 AND FOR THE PERIODS ENDING MARCH 31, 1997 AND
                               1996 IS UNAUDITED)



1. ORGANIZATION



     Synthetic Industries, Inc., a Delaware corporation (the "Company"), manufactures and markets a wide range of polypropylene-based fabric and fiber products designed for industrial applications. The Company's diverse mix of products are marketed to the floor covering, construction and technical textile markets for such end-use applications as carpet backing, geotextiles, erosion control, concrete reinforcement and furniture construction fabrics. The Company manufactures and sells more than 2,000 products in over 65 end-use markets predominately in North America, Europe and the Far East. Prior to November 1, 1996, the Company was a wholly owned subsidiary of Synthetic Industries L.P. As a result of the underwritten public offering (Note 8) on November 1, 1996, Synthetic Industries L.P. owns approximately 67% of the Company's outstanding Common Stock as of March 31, 1997.



2. INTERIM CONSOLIDATED FINANCIAL STATEMENTS



     The consolidated financial statements as of March 31, 1997 and for the periods ended March 31, 1997 and 1996 included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial position at March 31, 1997 and 1996, and the results of operations for the three and six months then ended have been made on a consistent basis. Certain information and footnote disclosures included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures herein are adequate to make the information presented not misleading. It is suggested that these consolidated financial statements be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996. Operating results for the three and six months ended March 31, 1997 may not necessarily be indicative of the results that may be expected for the full year.



3. INVENTORY



                                          MARCH 31,    SEPTEMBER 30,
                                            1997           1996
                                          ---------    -------------
Finished goods..........................   $35,381        $22,555
Work in process.........................     9,854          7,937
Raw materials...........................    15,771          8,650
                                           -------        -------
                                           $61,006        $39,142
                                           =======        =======



4. OTHER CURRENT ASSETS



                                          MARCH 31,    SEPTEMBER 30,
                                            1997           1996
                                          ---------    -------------
Prepaid supplies........................   $ 9,288        $ 8,283
Deferred tax assets.....................     9,136          4,765
Other...................................       719          1,607
                                           -------        -------
                                           $19,143        $14,655
                                           =======        =======

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

5. PROPERTY, PLANT AND EQUIPMENT



                                          MARCH 31,    SEPTEMBER 30,
                                            1997           1996
                                          ---------    -------------
Land....................................   $  4,458       $  4,458
Buildings and improvements..............     29,298       $ 29,298
  Machinery and equipment and leasehold
     improvements.......................    203,433        179,386
                                           --------       --------
                                            237,189        213,142
Accumulated depreciation................     82,560         75,168
                                           --------       --------
                                           $153,629       $137,974
                                           ========       ========



6. LONG-TERM DEBT



                                          MARCH 31,    SEPTEMBER 30,
                                            1997           1996
                                          ---------    -------------
Secured revolving credit facility
  Secured revolving credit portion......   $  4,618       $  3,993
  Term loan portion.....................     25,000         45,000
9 1/4% Senior Subordinated Notes, due
  2007..................................    170,000             --
12 3/4% Senior Subordinated Debentures,
  due 2002..............................      7,403        140,000
Capital lease obligation................      4,397          4,698
Other...................................      1,299          1,321
                                           --------       --------
                                            212,717        195,012
Less current portion....................        688            659
                                           --------       --------
Total long term portion.................   $212,029       $194,353
                                           ========       ========



     On February 11, 1997 the Company issued $170,000 in aggregate principal amount of 9 1/4% Senior Subordinated Notes due 2007 (the "Notes"), which represent unsecured obligations of the Company. The Notes are redeemable at the option of the Company at any time on or after February 15, 2002, initially at 104.625% of their amount, together with accrued interest, with declining redemption prices thereafter. Interest on the Notes is payable semi-annually on February 15 and August 15.



     In connection with the issuance of the Notes, the Company redeemed approximately $133,000 principal amount of its 12 3/4% Senior Subordinated Debentures due 2002 (the "Debentures") at a redemption price of 111.07% of the principal amount thereof. In addition, the Company repaid $20,000 of its outstanding term loan borrowings as of March 5, 1997. In connection with the early extinguishment of debt, the Company recorded an extraordinary loss of $11,950 (representing call premium and prepayment fees of $15,920 and write off of deferred financing costs of $3,511, net of an income tax benefit of $7,481) during the second quarter of fiscal 1997.



     On October 20, 1995, the Company and its lenders entered into the Fourth Amended and Restated Revolving Credit Agreement (as amended to date, the "Amended Credit Facility"). The Amended Credit Facility, with a termination date of October 1, 2001, provided for potential borrowing capacity of up to $85,000 being comprised of term loan borrowings of $45,000 and a revolving credit loan portion (the "Revolver") of $40,000. The term loan balance at March 31, 1997, was $25,000, of which $10,000 is payable in 1999 and $15,000 is payable in 2000. The Revolver provides for availability based on a borrowing formula consisting of 85% of eligible accounts receivable and 50% of eligible inventory, subject to certain limitations and reserves. These reserves include outstanding letters of credit of $1,100 and the remaining balance due under the Debentures of $7,400. Accordingly, at March 31, 1997, availability under the Revolver is $19,051.

                  SYNTHETIC INDUSTRIES, INC. AND SUBSIDIARIES

7. INCOME TAXES



     The provision for income taxes before extraordinary item in the consolidated statements of operations reflects the effective tax rate of 43% and 45% for the three and six months ended March 31, 1997.



     This provision reflects the non-deductibility of certain expenses for income tax purposes such as amortization of goodwill. Deferred income taxes result from temporary differences between tax bases of assets and liabilities and their reported amounts in the consolidated statements of operations.



8. UNDERWRITTEN PUBLIC OFFERING



     On November 1, 1996, the Company sold 2,875,000 shares of Common Stock in an underwritten public offering. The net proceeds to the Company from the sale (after payment of underwriting discounts and expenses) were approximately $34,000. As a result of its underwritten public offering, the Company currently has 8,656,250 shares of Common Stock outstanding. Approximately 67% of the issued and outstanding shares of Common Stock are owned by Synthetic Industries, L.P.



9. BUSINESS ACQUISITION



     On February 27, 1997, the Company acquired certain assets of the Spartan Technologies division of Spartan Mills for approximately $9,400. The assets will be used primarily in the manufacturing of nonwoven fabrics used in the geotextile and furniture and bedding markets. The acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price has been allocated to the net assets acquired (accounts receivable, inventory, and property, plant and equipment) based upon the fair market value (which approximates cost) at the date of acquisition. The operating results of the acquired business have been included in the consolidated statements of operations from the date of acquisition.

===============================================================================

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS EXCHANGE OFFER OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF ITS AFFILIATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    4
Special Note Regarding Forward-Looking
  Statements..........................    5
Prospectus Summary....................    6
Risk Factors..........................   14
The Company...........................   17
Use of Proceeds.......................   17
Capitalization........................   18
Selected Consolidated Financial
  Information.........................   19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   21
Business..............................   28
Management............................   41
Principal Stockholders................   48
Certain Relationships and Related
  Transactions........................   49
The Exchange Offer....................   50
Description of the New Notes..........   59
Description of the Old Notes..........   82
Certain United States Federal Income
  Tax Considerations..................   82
Plan of Distribution..................   83
Legal Matters.........................   84
Experts...............................   84
Index to Consolidated Financial
  Statements..........................  F-1

===============================================================================

                           SYNTHETIC INDUSTRIES, INC.
                             OFFER TO EXCHANGE ITS
                           9 1/4% SENIOR SUBORDINATED
                                 NOTES DUE 2007
                                   (SERIES B)
                       FOR ANY AND ALL OF ITS OUTSTANDING
                           9 1/4% SENIOR SUBORDINATED
                                 NOTES DUE 2007
                                   (SERIES A)

                             ---------------------
                                   PROSPECTUS
                             ---------------------
                                                                          , 1997

===============================================================================

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-laws, agreement, vote or otherwise.

     In accordance with Section 145 of the DGCL, Article VII of the Registrant's Certificate of Incorporation, as amended and restated (the "Restated Certificate") provides that the Registrant may indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys' fees) incurred by reason of the fact that such person is or was a director, officer, fiduciary, or agent of the Registrant, or, while serving as a director, officer, fiduciary or agent of the Registrant, is or was serving at the request of the Registrant as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of another domestic or foreign corporation or other individual or entity or of an employee benefit plan to the extent and in the manner provided in any bylaw, resolution of the directors, resolution of the stockholders, contract, or otherwise so long as such indemnification is legally permissible.

     The foregoing statements are subject to the detailed provisions of Section 145 of the DGCL and Article VII of the Restated Certificate.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits


           4.1           -- Indenture dated as of February 11, 1997 between
                            Registrant and United States Trust Company of New York,
                            as trustee.*
           4.2           -- Registration Rights Agreement, dated as of February 11,
                            1997, between the Registrant and Bear, Stearns & Co.
                            Inc.*
           4.3           -- Form of Security for 9 1/4% Senior Subordinated Notes due
                            2007 originally issued by Synthetic Industries, Inc. on
                            February 11, 1997.*
           4.4           -- Form of Security for 9 1/4% Senior Subordinated Notes due
                            2007 to be issued by Synthetic Industries, Inc. and
                            registered under the Securities Act of 1933, as amended.*
           5.1           -- Opinion of Andrews & Kurth L.L.P.*
          12.1           -- Statement regarding computation of ratio of earnings to fixed charges.
          12.2           -- Statement regarding computation of ratio of pro forma
                            earnings to pro forma fixed charges.
          23.1           -- Consent of Andrews & Kurth L.L.P. (included in Exhibit
                            5.1).*
          23.2           -- Consent of Deloitte & Touche LLP.
          24             -- Powers of attorney (included on signature page of this
                            Registration Statement).*
          25             -- Statement of Eligibility of Trustee.*
          99.1           -- Form of Letter of Transmittal.*
          99.2           -- Form of Notice of Guaranteed Delivery.*
          99.3           -- Form of Exchange Agent Agreement.*


---------------

* Previously filed

ITEM 22. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (d) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chickamauga, State of Georgia, on the 27th day of May, 1997.


                                            SYNTHETIC INDUSTRIES, INC.

                                            By:       /s/ LEONARD CHILL
                                              ----------------------------------
                                                        Leonard Chill
                                                President and Chief Executive
                                                            Officer

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



                      SIGNATURE                                       TITLE                        DATE
                      ---------                                       -----                        ----

                  /s/ LEONARD CHILL                     President, Chief Executive Officer     May 27, 1997
-----------------------------------------------------     and Director (Principal
                    Leonard Chill                         Executive Officer)

                /s/ JOSEPH SINICROPI                    Chief Financial Officer and            May 27, 1997
-----------------------------------------------------     Secretary (Principal Accounting
                  Joseph Sinicropi                        Officer)

                 /s/ JOSEPH F. DANA                     Director                               May 27, 1997
                            *
-----------------------------------------------------
                   Joseph F. Dana

                 /s/ LEE J. SEIDLER                     Director                               May 27, 1997
                            *
-----------------------------------------------------
                   Lee J. Seidler

                /s/ WILLIAM J. SHORTT                   Director                               May 27, 1997
                            *
-----------------------------------------------------
                  William J. Shortt

                 /s/ ROBERT L. VOIGT                    Director                               May 27, 1997
                            *
-----------------------------------------------------
                   Robert L. Voigt

              *By: /s/ JOSEPH SINICROPI
  ------------------------------------------------
                  Joseph Sinicropi
                  Attorney-in-Fact

                                 EXHIBIT INDEX



  EXHIBIT
   NUMBER                            DESCRIPTION
  -------                            -----------

     4.1     -- Indenture dated as of February 11, 1997 between
                Registrant and United States Trust Company of New York,
                as trustee.*
     4.2     -- Registration Rights Agreement, dated as of February 11,
                1997, between the Registrant and Bear, Stearns & Co.
                Inc.*
     4.3     -- Form of Security for 9 1/4% Senior Subordinated Notes due
                2007 originally issued by Synthetic Industries, Inc. on
                February 11, 1997.*
     4.4     -- Form of Security for 9 1/4% Senior Subordinated Notes due
                2007 to be issued by Synthetic Industries, Inc. and
                registered under the Securities Act of 1933, as amended.*
     5.1     -- Opinion of Andrews & Kurth L.L.P.*
    12.1     -- Statement regarding computation of ratio of earnings to fixed charges.
    12.2     -- Statement regarding computation of ratio of pro forma
                earnings to pro forma fixed charges.
    23.1     -- Consent of Andrews & Kurth L.L.P. (included in Exhibit
                5.1).*
    23.2     -- Consent of Deloitte & Touche LLP.
    24       -- Powers of attorney (included on signature page of this
                Registration Statement).*
    25       -- Statement of Eligibility of Trustee.*
    99.1     -- Form of Letter of Transmittal.*
    99.2     -- Form of Notice of Guaranteed Delivery.*
    99.3     -- Form of Exchange Agent Agreement.*


---------------

* Previously filed